

indie
SEMICONDUCTOR

2023 Annual Report



indie Semiconductor is a pure-play automotive fabless semiconductor company developing technology that supports best-in-class driver safety and automation, in-cabin user experience, accelerates electrification, and enables the pursuit of the uncrashable vehicle.

Addressing three key megatrends driving the automotive semiconductor market

Driver Safety and Automation



The adoption of advanced driver assistance system ("ADAS") and driving automation functionality to improve road safety and strive towards higher levels of vehicle automation.

In-cabin User Experience



Consumer demands for engaging, connected and convenient in-cabin user experience (UX).

Electrification



The increasing electrification of vehicle drivetrains to the rapid proliferation of electric vehicles (EVs).

Offering solutions that support distributed multi-modal sensor processing



Ultrasonic Sensors
• Parking assist
• Parking systems

Front Cameras
• Adaptive cruise control
• Lane keeping assist
• Urban pilot
• Automated driving

Corner Radars
• Automatic parking
• Blind spot management
• Cross traffic alert
• Reverse info

LiDAR
• Traffic jam pilot
• Highway pilot
• Automated driving
• Emergency brake system
• Adaptive cruise control

Side/Inside Cameras
• Blind spot assist
• Lane change assist
• Driver/occupant monitoring

Long Range Radar
• Obstacle detection
• Adaptive cruise control

www.indiesemi.com

April 25, 2024

Dear Stockholders,

2023 was another year of remarkable achievements and growth for indie Semiconductor, despite the challenges posed by the macroeconomic landscape. indie was recognized by Morgan Stanley as the fastest-growing semiconductor company in the world over the past two years, among 224 global suppliers. We continued to capitalize on the increasing demand for our cutting-edge Autotech solutions, evidenced by the growth in our strategic backlog, which expanded once again to $6.3 billion, a substantial increase from $4.3 billion in 2022 and $2.6 billion in 2021. The $2 billion of incremental growth in 2023 was led by our Computer Vision solutions, bolstered by our acquisition of GEO Semiconductor, Inc. in early 2023, as well as newer wins, including with Bosch and Panasonic. Our emerging automotive and industrial sensing radar portfolio for advanced driver assistance systems (ADAS) contributed approximately $4.6 billion to our strategic backlog, with the balance comprised of In-Cabin User Experience and Electrification solutions.

Our ability to address the growing demand for complex system-on-chip (SoC) solutions from automakers, along with our deep relationships with virtually all leading global Tier 1 system integrators and OEMs, has positioned indie at the forefront of multiple longer-term structural tailwinds. The market's validation of our solutions is supported by the shipment of over 300 million cumulative units at the end of 2023, further reinforcing our trajectory towards becoming an Autotech powerhouse.

Despite automotive end market softness, we achieved record revenue of over $210 million, more than doubling our top line for the third consecutive year, while our non-GAAP gross margins expanded by 260 basis points year-over-year to 52.5 percent. To put this growth into context, since our IPO in the fourth quarter of 2020, we have successfully scaled our business roughly 10-fold and enhanced our non-GAAP gross margin by over 1700 basis points, which reflects the resiliency of our business model.

In addition, with our industry-leading growth, we were pleased to make significant progress toward achieving profitability. During the fourth quarter, we substantially narrowed our operating loss to less than $1 million on an adjusted EBITDA basis, a key milestone in our journey toward our long-term target models.

Importantly, we maintained strong commercial momentum securing several major design wins with leading customers across ADAS, in-cabin user experience, and vehicle electrification applications. During 2023 we achieved a significant milestone with our first program win at Bosch, one of the world's leading automotive suppliers, which broadened our footprint in driver and occupant monitoring systems. Further, throughout the year, we continued to gain traction in the rapidly growing in-cabin monitoring segment, securing major programs at leading OEMs, including BMW, Ford, General Motors, and Toyota.

Looking ahead, the strategic opportunity for indie is enormous and continues to grow, and we once again expect indie to outperform the market in terms of growth. As industry fundamentals normalize, we are well-positioned to benefit from outsized growth and expect to achieve further gross margin expansion, enabling sustained profitability and positive cash flow.

At indie Semiconductor, we remain dedicated to upholding our environmental, social, and governance values, recognizing that responsible and sustainable business practices and providing fulfilling and rewarding opportunities for our people are essential to our long-term success. Our corporate strategies and daily operations reflect this commitment, encompassing socially responsible policies, an inclusive and diverse workplace, efficient use of materials and energy in production, careful supply chain management, development of products that enhance driver and road safety, and the implementation of a robust ethics and compliance program.

We are incredibly excited about the opportunities that lie ahead. By adhering to the principles and cultural values that have brought us this far, we are confident in our ability to drive extraordinary value for our shareholders.





Donald McClymont

Co-founder and Chief Executive Officer

(THIS PAGE INTENTIONALLY LEFT BLANK)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

_____

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-40481

_____

INDIE SEMICONDUCTOR, INC.

_____

(Exact name of registrant as specified in its charter)

Delaware	**88-1735159**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
32 Journey **Aliso Viejo, California**	**92656**
(Address of Principal Executive Offices)	(Zip Code)

(949) 608-0854

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Class A common stock, par value $0.0001 per share	INDI	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the Registrant on June 30, 2023, based on the closing price of $9.40 for shares of the Registrant's Class A common stock as reported by the Nasdaq Stock Market LLC, was approximately $1.3 billion. Shares of common stock beneficially owned by each executive officer, director, and holder of more than 10% of our common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares outstanding of the registrant's Class A and Class V common stock as of February 26, 2024, was 164,524,940 (excluding 1,725,000 Class A shares held in escrow and 52,127 Class A shares subject to restricted stock awards) and 18,694,328, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement (the "2024 Proxy Statement") for the registrant's 2024 Annual Meeting of Stockholders are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14 of this Form 10-K. This Proxy Statement will be filed within 120 days after the end of the fiscal year covered by this report.

None.

Auditor Firm ID:	185	Auditor Name:	KPMG LLP	Auditor Location:	Irvine, CA

FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements" (within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended). Such statements include, but are not limited to, statements regarding the Company's future business and financial performance and prospects, and other statements identified by words such as "will likely result," "expect," "anticipate," "estimate," "believe," "intend," "plan," "project," "outlook," "should," "could," "may" or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of the Company's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the anticipated results or other expectations expressed in or implied by such forward-looking statements as a result of various factors, including among others, the following: macroeconomic conditions, including inflation, rising interest rates and volatility in the credit and financial markets; the Company's reliance on contract manufacturing and outsourced supply chain and the availability of semiconductors and manufacturing capacity; competitive products and pricing pressures; the Company's ability to win competitive bid selection processes and achieve additional design wins; the impact of any acquisitions the Company has made or may make, including its ability to successfully integrate acquired businesses and risks that the anticipated benefits of any acquisitions may not be fully realized or take longer to realize than expected; management's ability to develop, market and gain acceptance for new and enhanced products and expand into new technologies and markets; trade restrictions and trade tensions; political or economic instability in the Company's target markets; and the impact of the ongoing conflict in Ukraine and the Middle East and additional factors disclosed under "Risk Factors" in Part I, Item 1A herein, as such risk factors may be amended, supplemented or superseded from time to time in the Company's other public reports filed with the SEC. indie cautions that the foregoing list of factors is not exclusive.

All information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements made in this report or in its other public filings, whether as a result of new information, future events or otherwise, except as required by law.

References in this Annual Report on Form 10-K to "indie," the "Company," "we," "us," and "our" refer to indie Semiconductor, Inc., a Delaware corporation, and its consolidated subsidiaries, or (in the case of references prior to the consummation of the business combination (the "Transaction") with Thunder Bridge Acquisition II, Ltd. ("TB2") in June 2021) to our predecessor Ay Dee Kay, LLC, a California limited liability company ("ADK LLC"). All references to U.S. dollar amounts are in thousands, other than share amounts, per share amount or the context otherwise requires.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Company Overview

indie offers highly innovative automotive semiconductors and software solutions for Advanced Driver Assistance Systems ("ADAS"), driver automation, in-cabin, user experience (including connected car) and electrification applications. The Company focuses on edge sensors across multiple modalities spanning light detection and ranging ("LiDAR"), radar, ultrasound and computer vision. These functions represent the core underpinnings of both electric and automated vehicles, while the advanced user interfaces are transforming the in-cabin experience to mirror and seamlessly connect to the mobile platforms people rely on every day. indie is an approved vendor to Tier 1 automotive suppliers and its platforms can be found in marquee automotive manufacturers around the world.

Through innovative analog, digital and mixed-signal integrated circuits ("ICs") with software running on the embedded processors, we are developing a differentiated, market-leading portfolio of automotive products. Our technological expertise, including cutting-edge design capabilities and packaging skillsets, together with our deep applications knowledge and strong customer relationships, have enabled us to cumulatively ship over 300 million semiconductor devices since our inception.

Our go-to-market strategy focuses on collaborating with key customers and partnering with Tier 1s via aligned product development, in pursuit of solutions addressing the automotive industry's highest growth applications. We leverage our core capabilities in system-level hardware and software integration to develop highly integrated, ultra-compact and power efficient solutions. Further, our products meet or exceed the quality standards set by the more than 25 global automotive manufacturers who utilize our devices today.

With a global footprint, we support leading customers from our design and application centers located in North and South America, Middle East, Asia and Europe, where our local teams work closely on their unique design requirements.

Recent Acquisitions

Kinetic Technologies

On January 25, 2024 (the "Deal Closing Date"), indie and ADK LLC completed an Asset Purchase Agreement (the "APA"), carving out certain assets, including R&D personnel and intellectual properties ("IP") from Kinetic Technologies ("Kinetic"), in support of a custom product development for a North American electric vehicle OEM. The closing consideration consisted of (i) $4.5 million in cash as the initial cash consideration, subject to adjustments for an adjustment holdback amount of $0.5 million and an indemnity holdback amount of $0.8 million, payable after the 18-month anniversary of the Deal Closing Date in shares of Class A common stock, par value $0.0001 (the "Class A common stock"), (ii) $3.0 million of total contingent considerations, payable in cash or Class A common stock, subject to achievement of certain production based milestones 24 months after the Deal Closing Date, and (iii) $2.5 million of contingent considerations, payable in cash or Class A common stock, subject to achievement of a revenue based milestone 12 months after the Deal Closing Date. The purchase price is subject to working capital and other adjustments as provided the APA.

Exalos AG

On September 18, 2023, Ay Dee Kay Ltd. ("indie UK") completed its acquisition of all of Exalos AG, a Swiss corporation ("Exalos"), pursuant to the Share Sale and Purchase Agreement by and among indie UK, indie and all of the stockholders of Exalos, whereby indie UK acquired all of the outstanding common shares of Exalos. The closing consideration consisted of (i) the issuance by indie of 6,613,786 shares of Class A common stock, with a fair value of $42.8 million; (ii) a contingent consideration with fair value of $13.2 million at closing, payable in cash, subject to Exalos' achievement of certain revenue-based milestones through September 30, 2025; and (iii) a holdback of $2.5 million subject to final release 12 months from the acquisition date payable in shares of Class A common stock. The purchase price is subject to working capital and other adjustments as provided in the Share Sale and Purchase Agreement.

Silicon Radar

On February 21, 2023, Symeo GmbH ("Symeo"), a wholly-owned subsidiary of indie, completed its acquisition of all of the outstanding capital stock of Silicon Radar GmbH ("Silicon Radar"). The acquisition was consummated pursuant to a Share Purchase Agreement by and among Symeo, indie and the holders of the outstanding capital stock of Silicon Radar. The closing consideration consisted of (i) $9.2 million in cash (including debt payable at closing and net of cash acquired), (ii) the issuance by indie of 982,445 shares of Class A common stock at closing, with a fair value of $9.8 million and (iii) a contingent consideration with fair value of $9.2 million at closing, payable in cash or in Class A common stock, subject to Silicon Radar's achievement of certain revenue-based milestones through February 21, 2025. The purchase price is subject to working capital and other adjustments as provided in the Share Purchase Agreement.

GEO Semiconductor Inc.

On February 9, 2023, we entered into an Agreement and Plan of Merger, pursuant to which Gonzaga Merger Sub Inc., a Delaware corporation and indie's wholly-owned subsidiary, will merge with and into GEO Semiconductor Inc., a Delaware corporation ("GEO"), with GEO surviving as a wholly-owned subsidiary of indie (the "Merger"). The aggregate consideration for this transaction consisted of (i) $93.4 million in cash (including accrued cash consideration at closing and net of cash acquired); (ii) the issuance by indie of 6,868,768 shares of Class A common stock at closing, with a fair value of $75.6 million; (iii) 1,907,180 shares of Class A common stock at closing, with a fair value of $21.0 million payable in the next 24-month period after closing; and (iv) contingent considerations with fair value of $59.3 million at closing payable in cash or in Class A common stock, subject to achieving certain GEO-related revenue targets through September 30, 2024. The purchase price is subject to working capital and other adjustments as provided in the Agreement and Plan of Merger. The transaction was completed on March 3, 2023.

Symeo GmbH

On October 21, 2021, we entered into a definitive agreement with Analog Devices ("ADI") to acquire Symeo. The acquisition was approved by the German government on January 4, 2022 and closed on the same day. The total consideration paid for this acquisition consisted of (i) $8.7 million in cash at closing, net of cash acquired; (ii) a $10.0 million promissory note payable in January 2023 with a fair market value of $9.7 million; and (iii) an equity-based earn-out of up to 858,369 shares of Class A common stock based on future revenue growth. The fair market value of this equity-based earn-out was $7.8 million on January 4, 2022.

Warrant Exchange

On September 22, 2023, we announced the commencement of an exchange offer (the "Offer") and consent solicitation (the "Consent Solicitation") relating to our outstanding (i) Public Warrants to purchase shares of Class A common stock and (ii) Private Warrants to purchase shares of Class A common stock (together with the Public Warrants, the "Warrants").

The Offer and the Consent Solicitation expired at 11:59 p.m., Eastern Time on October 20, 2023. Upon expiration of the Offer and the Consent Solicitation, 24,658,461 Warrants, or approximately 90.0% of the outstanding Warrants, were tendered. Subsequently, we issued 7,027,517 shares of Class A common stock, or an exchange ratio of 0.285, for the Warrants tendered in the Offer on October 25, 2023. Additionally, we received the approval of approximately 89.8% of the outstanding Warrants to amend the warrant agreement governing the Warrants (the "Amendment No. 2"), which exceeds a majority of the outstanding warrants required to effect the Amendment No. 2. This amendment permitted us to require that each Warrant that remained outstanding upon settlement of the Exchange Offer to be converted into 0.2565 shares of Class A common stock, which was a ratio 10.0% less than the exchange ratio applicable to the Exchange Offer.

We completed the exchange of the remaining 2,741,426 untendered Warrants on November 9, 2023 through issuance of 703,175 shares of Class A common stock. As a result of the completion of the Exchange Offer and the exchange for the remaining untendered Warrants, the Warrants were suspended from trading on the Nasdaq Stock Market LLC as of the close of business on November 8, 2023, and delisted.

Execution of At-The-Market Agreement

On August 26, 2022, we entered into an At Market Issuance Agreement ("ATM Agreement") with B. Riley Securities, Inc., Craig-Hallum Capital Group LLC and Roth Capital Partners, LLC (collectively as "Sales Agents") relating to shares of our Class A common stock. In accordance with the terms of the ATM Agreement, we may offer and sell shares of our Class A common stock and having an aggregate offering price of up to $150.0 million from time to time through the Sales Agents, acting as our agent or principal. We implemented this program for the flexible access it provides to the capital markets. As of December 31, 2023, and since the inception of the program, indie raised gross proceeds of $70.3 million and issued 7,351,259 shares of Class A common stock at an average per-share sales price of $9.57, incurred issuance costs of $1.5 million, and had approximately $79.7 million available for future issuances under the ATM Agreement.

During the year ended December 31, 2023, indie raised gross proceeds of $53.1 million and issued 5,219,500 shares of Class A common stock at an average per-share sales price of $10.18. For the year ended December 31, 2023, indie incurred total issuance costs of $1.1 million.

Reverse Recapitalization with Thunder Bridge Acquisition II

On June 10, 2021, we completed a series of transactions (the "Transaction") with Thunder Bridge Acquisition II, Ltd ("TB2") pursuant to the Master Transactions Agreement dated December 14, 2020, as amended on May 3, 2021 (the "MTA"). In connection with the Transaction, Thunder Bridge II Surviving Pubco, Inc, a Delaware corporation ("Surviving Pubco"), was formed to be the successor public company to TB2, TB2 was domesticated into a Delaware corporation and merged with and into a merger subsidiary of Surviving Pubco. Additionally, we consummated a Private Investment in Public Equity ("PIPE") financing, pursuant to which Surviving Pubco issued 15 million Class A common shares, generating net proceeds of $150 million as a result of the Transaction. Also, on June 10, 2021, Surviving Pubco changed its name to indie Semiconductor, Inc., and listed our shares of Class A common stock on The Nasdaq Stock Market LLC under the symbol "INDI."

The Transaction was accounted for as a reverse recapitalization in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). indie is deemed to be the accounting predecessor of the combined business and is the successor registrant for U.S. Securities and Exchange Commission ("SEC") purposes, meaning that our financial statements for previous periods will be disclosed in the registrant's future periodic reports filed with the SEC. The most significant change in our reported financial position and results of operations was gross cash proceeds of $399.5 million from the merger transaction, which includes $150.0 million in gross proceeds from the PIPE financing that was consummated in conjunction with the Transaction. The increase in cash was offset by transaction costs incurred in connection with the Transaction of approximately $43.5 million plus the retirement of indie's long-term debt of $15.6 million. Approximately $29.8 million of the transaction costs and all of indie's long-term debt were paid as of June 30, 2021. Approximately $21.8 million of the transaction costs paid as of June 30, 2021 were paid by TB2 as part of the closing of the Transaction. The remainder of the transaction costs were paid in the third quarter of 2021.

Industry Overview

At the highest level, semiconductors can be classified either as discrete devices, such as individual transistors, or integrated circuits ("ICs"), where a number of transistors and other components are combined to form a more complicated electronic subsystem. ICs can be divided into three primary categories: digital, analog, and mixed-signal. Digital ICs, such as memory devices and microprocessors, can store or perform arithmetic functions with data. Analog ICs, by contrast, handle real-world signals such as temperature, pressure, light, sound or speed, and also perform power management functions such as regulating or converting voltages for electronic devices. Mixed-signal ICs combine digital and analog functions onto a single chip and play an important role in bridging real-world inputs into the digital domain.

Historically, growth in the semiconductor industry has been driven by content expansion in computing, mobile and consumer electronics. However, research analysts anticipate that as each of these markets approaches saturation, the automotive sector will become one of the fastest growing opportunities. Specifically, according to IHS, the global automotive semiconductor market, which was valued at $67 billion in 2022, is projected to reach $131 billion by 2029.

indie's Market Opportunity

In today's automobiles, semiconductors perform a variety of functions across multiple electronic components and systems, including sensing, processing data, storing information and converting or controlling signals. Semiconductor architectures vary significantly depending upon the specific function or application of the end product. They also differ based on a number of technical characteristics, including the degree of integration, level of customization, programmability and the underlying process technology utilized in manufacturing and assembly.

While semiconductors have always comprised the core building blocks of automotive electronic systems and equipment, recent technological advances have substantially increased their features, functionality and performance. Today, they support enhanced user interfaces and offer improved power consumption — all with reduced footprints and lower costs. These innovations have resulted in significant growth opportunities spanning diverse end markets and applications.

The three megatrends driving the automotive semiconductor market are catalyzed by: (i) the increasing electrification of vehicle drivetrains leading to the rapid proliferation of electric vehicles ("EVs"); (ii) the adoption of advanced driver assistance systems

("ADAS") and driving automation functionality to improve road safety and strive towards higher levels of vehicle automation; and (iii) consumer demands for engaging, connected and convenient in-cabin user experience (UX).

Regarding electrification, S&P Global Mobility forecasts a 25% EV compounded annual growth rate ("CAGR"), with total annual EV production growing from 9 million in 2022, to 41 million in 2029, representing greater than 40% of all new light vehicle production. These forecast volumes are driven in part by increasing global governmental mandates to decarbonize road transportation which contributes around 16% of total greenhouse gases ("GHG") according to the International Energy Agency, but also by improved consumer awareness and preference for low carbon vehicle options. While the state of California has been a global leader in this through its Low-Emission Vehicle ("LEV"), GHG and Zero-Emission Vehicle ("ZEV") regulations and criteria, there is accelerating international momentum to address the climate change impact of vehicles through global forums such as the United Nations Conference of the Parties ("COP"). At COP26 in 2021, a combination of more than 100 countries, cities, states, vehicle manufacturers — including BYD Auto, Ford Motor Company, General Motors, Mercedes-Benz and Volvo Cars — and other key institutional stakeholders signed the Glasgow Declaration on Zero-Emission Cars and Vans to end the sale of internal combustion engines by 2035 in leading markets, and by 2040 worldwide. These collective initiatives, commitments and regulations – enabled by semiconductor technologies — will drive global EV uptake, reduce harmful emissions and benefit society as a whole. According to IHS, the semiconductor value to support this global drivetrain electrification will grow at a 19% CAGR, from $9.6 billion in 2022, to $32.4 billion in 2029.

In parallel to the rapid electrification of vehicles, global ADAS system deployments are expected to increase substantially, driven in part by mandates for increased vehicle safety features by governmental bodies such as the European Commission and the National Highway Traffic Safety Administration ("NHTSA") in the United States. Better consumer safety awareness and demand created by safety assessment initiatives such as the European and U.S. New Car Assessment Programs ("NCAP") have also directly influenced vehicle OEMs to incorporate minimum levels of crash safety and mitigation into new vehicles since 1979. These safety technology initiatives have evolved over time to include sophisticated semiconductor-enabled ADAS and automation capabilities such as Automatic Electronic Braking ("AEB"), Lane Keeping Assist ("LKA"), speed assistance and forward collision warning and, most recently, driver- and occupant monitoring ("DMS", "OMS"), in order for a vehicle to be awarded a 5-star rating. With these global safety rating programs and governmental regulation, auto manufacturers are delivering more safety features to customers, and the ADAS ECU market size will grow from $25 billion in 2022 to reach $52 billion by 2029, with corresponding semiconductor content of $10 billion to $28 billion, respectively, or a 15% CAGR, according to S&P Global.

In addition to electrified vehicle drivetrains and new safety features driving semiconductor content value in vehicles is the demand for improved in-cabin UX. In-cabin UX used to be synonymous with the in-vehicle infotainment ("IVI") system, but today UX is defined by much more than IVI; consumers want intuitive, informative, connected and engaging interactions with their vehicle as they have become accustomed to with their portable consumer devices, but they also want enhanced convenience, utility, comfort and customizability of the cabin to their personal preferences, the nature of the journey or even the driver's mood. Interior lighting, device power delivery, wireless charging, device-to-IVI interfacing, connected car networking and a multitude of utility and comfort functions enabled by small motors (such as electric seats, seat ventilation, air-conditioning vents, etc.) contribute to the wider in-cabin UX, and all require semiconductor-enabled electronics. S&P Global forecasts that the semiconductor content value for in-cabin UX, which includes IVI, connectivity and body and convenience functions, will reach $44 billion in 2029, representing a 7% CAGR from $27 billion in 2022.

indie's addressable market is not solely dependent on global automotive vehicle volumes, but rather on the increased levels of semiconductor content that are required in vehicles to support the growing deployment of safety and automation systems, enhanced user experiences and electrification applications as introduced above.

Competitive Strengths

indie focuses on delivering leading-edge semiconductor hardware with embedded software solutions. Over the past 10 years, we have built trusted relationships with Tier 1 automotive suppliers. Through focused R&D, leading intellectual property and a curated strategic partner network, we are on multiple Tier 1 Approved Vendor Lists ("AVLs"). Our competitive strengths include the following:

- *Positioned in the highest growth areas.* Our products serve three types of automotive applications: safety systems, user experience (including connected car) and electrification. According to S&P Global, these key semiconductor-enabled applications are projected to grow from $67 billion in 2022 to $131 billion by 2029, substantially outpacing the total global semiconductor market, and representing a significant addressable market for indie.

- *Differentiated solutions with high barriers to entry.* Due to the high degree of regulatory scrutiny and safety requirements in the automotive industry, the semiconductor market is characterized by stringent qualification processes, zero defect quality requirements and functionally safe design architectures. As a result, products must meet high-reliability standards and have extensive design-in timeframes. Further, the automotive environment is harsh, exposing vehicles to fluctuations in temperature and humidity and solutions require specific expertise. Given our extensive industry experience, indie has overcome these high barriers to entry and is well positioned to solve some of the most demanding Autotech design challenges.

- *Partner/Customer relationships.* We focus on engaging with leading global customers by developing technically differentiated, compelling and sustainable architectures. To win with customers and programs, we bring unique designs that allow major cost savings through higher levels of product integration, reducing the total number of chips needed to support multiple requirements. Toward that end, today indie is approved on multiple Tier 1 AVLs.

- *Proven management team.* indie's executive management team brings extensive semiconductor experience, with past successes in delivering leading-edge technologies and creating stockholder value.

Company Strategy

We are dedicated to offering our customers a comprehensive portfolio of automotive technology solutions. We focus on designing and delivering the technologies that enable three key automotive dynamics: safety systems, enhanced in-cabin user experience (including connected car) and electrification. Core tenets of our strategy include:

- *Enabling diverse, high growth applications.* Our system-on-chip solutions are at the epicenter of a diverse set of emerging applications including radar, LiDAR, vision, wireless charging, wired power delivery, interior and exterior lighting, device-to-IVI interfacing, augmented reality head-up-displays ("HUD"), power management and small motor control.

- *Delivering on existing wins and extending product reach.* Our products currently support multiple Tier 1 automotive supplier platforms. In the medium term, we plan to deliver expanded LiDAR and vision solutions and bring Artificial Intelligence ("AI") and Machine Learning ("ML") processor acceleration capabilities into these applications.

- *Leveraging our global supply chain.* We have built a nimble global network of foundry, test and assembly partners that provide us with the ability to deliver superior supply chain operations. As a fabless semiconductor supplier, this approach has allowed us to maximize scalability while minimizing capital expenditures. To meet demand as the business scales, we are continuing to enhance our successful strategic supply chain partnerships.

- *Driving margin expansion through innovative designs and development.* We intend to expand our margins through the design and development of new, more highly integrated solutions. Our engineering teams develop architectures to improve performance and efficiency while reducing the size and cost of the chip as well as the need for multiple discrete devices.

- *Pursuing selective acquisitions.* Since the closing of the Transaction, we have completed multiple acquisitions. We continually assess and plan to selectively pursue inorganic opportunities that are complementary to our existing technologies and portfolio of products and/or accelerate our growth initiatives.

Company Products and Solutions

Our current products include devices for a multitude of automotive applications spanning ultrasound for parking assistance, in-cabin wireless charging and USB power delivery, device interfacing through Apple CarPlay and Android Auto, and LED lighting controllers for interior and exterior applications. Products under development range from FMCW-based LiDAR, radar and vision solutions for ADAS, charging controllers for electric vehicles, smart car access solutions, cybersecurity microcontrollers and superluminescent LED-based solutions for HUDs and inertial management units ("IMUs"). Within our ADAS portfolio, we intend to support all key sensor modalities, delivering comprehensive system-level solutions for our customers as depicted below.



Ultrasonic Sensors
• Parking assist
• Parking systems

RADAR Sensors
• Audio assistance
• Reverse info

Front Cameras
• Vehicle detection
• Collision avoidance
• Sign reading

Side / Inside Cameras
• Blind spot assist
• Lane change assist
• Driver behavior monitoring

LiDAR
• Distance and speed detection
• Obstacle detection
• Collision avoidance
• Emergency brake system

Long Range RADAR
• Audio assistance
• Obstacle detection
• ACC Stop and Go

We have deep design experience and capabilities in core technologies, allowing us to deliver leading-edge Autotech architectures. Our capabilities include, but are not limited to:

- system engineering, optimization and partitioning;
- mixed-signal and RF design;
- analog and power management;
- digital design;
- Digital Signal Processors ("DSP") and Arm®-based Microcontrollers ("MCU"); and
- optical component technology

In addition, embedded software is a cornerstone of virtually all of indie's products. We utilize automotive grade software solutions and Arm 32-bit processors. Through our proprietary design flow, we also enable algorithm development and co-development with hardware.

TeraXion Products and Solutions

TeraXion designs and manufactures innovative photonic components on various technology platforms, including fiber Bragg gratings ("FBG"), low-noise lasers, athermal and tunable packaging, photonic integration and low-noise and high-speed electronics. These components are integrated into solutions for the laser systems, optical sensing and optical communication markets. Importantly, we are integrating TeraXion's expertise in photonics across our automotive LiDAR offerings.

Manufacturing

Other than specific FBG and semiconductor laser-based products offered by TeraXion, indie continues to utilize a fabless business model, working with a network of third parties to manufacture, assemble and test our products. This approach allows us to focus our engineering and design resources on our core competencies and to control and reduce our fixed costs and capital expenditures.

Wafers, which are the fundamental components of our devices, are manufactured by multiple third-party foundries. Our primary foundry partners are X-FAB, HHGrace, TSMC and Global Foundries. We contract with X-FAB for mixed signal and high voltage foundry. HHGrace provides us deeper sub-micron capabilities with embedded Flash Memory. We use TSMC and Global Foundries as our foundry partners for several process technologies, including advanced nodes. We dual source packaging at ASE, ATX and Hana Semiconductor. We use test services from Sigurd and Terepower. Having several sources and partners provides us with enhanced security of supply.

Manufacturing lead time is typically 26 weeks. The lead time for wafers is typically 16 weeks. The backend processing including probe, assembly, and test is about 8 weeks. The finished product is then warehoused and drop-shipped to a specific location. We currently ship products to Greater China (including Hong Kong and Taiwan), the United States, Portugal, Korea, Mexico, and Germany.

In connection with our acquisition of TeraXion in October 2021, we added limited manufacturing capabilities in Quebec City, Canada to assemble and test FBG based products and semiconductor laser-based products.

Sales, Marketing and Customer Support

Our go-to-market strategy provides comprehensive customer coverage. We are partner and standard agnostic, allowing our solutions to be used globally and across multiple platforms and customers. We target innovative Tier 1 automotive suppliers and focus on the semiconductors and software that enable the key systems which underpin the highest growth automotive technology market opportunities.

We often work with customers that have a leading market share in a given application and we deliver unique, tailor-made software and hardware solutions. Given automotive product cycles, we are typically in production with customers for more than seven years with a single design. Through our customer collaboration at the R&D level, our team members are often integrated into a customer's technology selection and design processes, a key aspect in indie's winning track record of repeat business.

Since our inception, we have shipped over 300 million devices to customers and our products are powering solutions in over 25 automotive suppliers. By establishing a trusted relationship with the industry's leading suppliers, indie is well positioned to gain a growing share of new automotive solutions.

Revenues for the years ended December 31, 2023, 2022 and 2021 include sales to Aptiv, a leading Tier 1 automotive supplier, which represented approximately 15%, 37%, and 39% of total revenue, respectively. The loss of this customer would have a material impact on our consolidated financial results.

Research and Development Strategy

We have invested a significant amount of time and expense into the design and development of our products and the associated software. Our engineering teams deliver innovative mixed-signal solutions with a focus on meeting our customers' performance requirements.

As an Autotech company, we believe that our future success depends on our ability to rapidly develop and introduce differentiated products. Our goal is to continually improve both our existing portfolio, while simultaneously introducing new solutions in order to create value for our customers. To outpace market growth, we seek to invest in opportunities that will help extend our product reach, with an emphasis on the industry's fastest growing segments. Our attention to meeting or exceeding the stringent automotive safety and reliability requirements is fundamental to our research and development process.

To that end, we regularly review our investments to ensure alignment with our growth and profitability goals and make necessary changes in the allocation of resources as needed. In 2023, we spent approximately 69% of our revenues on research and development as we expand product development activities in support of pent-up customer demand.

Our research activities are principally conducted at our headquarters in Aliso Viejo, California and we have design centers and sales offices in Austin, TX; Boston, MA; Detroit, MI; San Francisco and San Jose, CA; Córdoba, Argentina; Budapest, Hungary; Dresden, Frankfurt an der Oder, Munich and Nuremberg, Germany; Edinburgh, Scotland; Rabat, Morocco; Haifa and Tel Aviv, Israel; Quebec City and Toronto, Canada; Tokyo, Japan; Seoul, South Korea; Schlieren, Switzerland and several locations throughout China.

Process and Packaging Technology

Packaging is becoming increasingly crucial to the performance and reliability of automotive ICs, especially given the challenging operating environment of vehicles. indie's technology development engineers have long-established expertise in delivering leading-edge capabilities, such as system-in-package ("SiP") technology. Further, we leverage our packaging capabilities to integrate multiple chips into a single package solution.

Automotive Quality and Safety

We employ wafer and package technologies that meet or exceed the rigorous quality and safety requirements set by industry standards and our customers. Our robust development processes and company guidelines have resulted in indie devices that are capable of exceeding the requirements of AEC Q100 Automotive Grade.

Our dedication to our customers begins with a commitment to design, produce and deliver the highest quality products that meet or exceed the performance levels required for each application. We encourage our customers to frequently visit both our design centers and our manufacturing partners to ensure that the processes and quality meet the standards they have come to expect. We are ISO9001 and ISO26262 certified, compliant to IATF16949 and intend to pursue further certifications.

Intellectual Property

The core strengths of our business are our intellectual property portfolio and engineering experience, both of which guide product development activities and our approach to patent filings.

Our future success and competitive position depend in part upon our ability to obtain and maintain protection of our proprietary technologies. In general, we have elected to pursue patent protection for aspects of our circuit and device designs that we believe are patentable. We have over 300 issued patents protecting a number of core technologies, and over 200 pending patent applications, but we do not rely on any particular patent or patents for our success and have instead relied on our know-how and trade secrets. We also rely on a combination of non-disclosure agreements and other contractual provisions, as well as our employees' commitment to confidentiality and loyalty, to protect our technology and processes.

The semiconductor industry in general is characterized by frequent claims of infringement and litigation regarding patent and other intellectual property rights. Patent infringement is an ongoing risk, in part because other companies in our industry could have patent rights that may not be identifiable when we initiate development efforts. Litigation may be necessary to enforce our intellectual property rights, and we may have to defend ourselves against infringement claims.

Competition

The market for high-performance analog, digital and mixed-signal semiconductors for automotive applications, is competitive although recent consolidation across the semiconductor industry has reduced the number of viable competitors and created design opportunities for us. Our primary competitors are other automotive-focused semiconductor companies, including Infineon, Monolithic Power Systems, NXP, Renesas and ST Microelectronics.

Some competitors have more financial resources than we do, while others have a more diversified set of products and end markets. Accordingly, such competitors may be able to respond more quickly to customer requests and market developments, and to better withstand external economic or market factors.

However, we believe that our technical and design experience, our existing approved vendor list position across multiple Tier 1 automotive suppliers, and a growing demand for software-embedded solutions with proprietary manufacturing and packaging capabilities, position us to outpace our addressable market.

Corporate Responsibility and Sustainability

We believe responsible and sustainable business practices support our long-term success. As a company, we are committed to protecting and supporting our people, our environment, and our communities. This commitment is reflected through our day-to-day activities, including the adoption of socially responsible policies and procedures, our focus on fostering an inclusive workplace, our constant drive toward more efficient use of materials and energy, our careful management of our supply chain, our products which help enhance road safety, and our ethics and compliance program.

- We seek to protect the human rights and civil liberties of our employees through policies, procedures, and programs that avoid risks of compulsory and child labor, both within our company and throughout our supply chain.
- We foster a workplace of dignity, respect, diversity, and inclusion through our recruiting and advancement practices, internal communications, and employee resource groups.
- We educate our employees annually on relevant ethics and compliance topics, publish accessible guidance on ethical issues and related company resources in our global *Code of Business Conduct and Ethics*, and encourage reporting of ethical concerns through any of several global and local reporting channels.
- We innovate to reduce the energy used by our products, the energy used to manufacture them, and the amount of new materials required to manufacture them.

Employees

As of December 31, 2023, we had approximately 900 full time employees. None of our employees or contract workers are represented by a labor union.

Information about Our Executive Officers

Our executive officers are as follows:

Name	Age	Position
Donald McClymont	55	Chief Executive Officer and Director
Ichiro Aoki	58	President and Director
Thomas Schiller	53	Chief Financial Officer and EVP of Strategy
Michael Wittmann	53	Chief Operating Officer
Kanwardev Raja Singh Bal	48	Chief Accounting Officer

Donald McClymont serves as indie's Chief Executive Officer and is responsible for formulating its strategic vision, ensuring the execution of business plans and creating shareholder value. Mr. McClymont also serves on indie's Board of Directors. Prior to co-founding indie in 2007, he was Vice President of Marketing at Axiom Microdevices, tasked with driving company strategy, developing sales engagements and building key industry partnerships. Prior to Axiom, he was a Product Line Director at Skyworks Solutions and Conexant, and a Marketing Manager at Fujitsu. Previously, he was with Thesys (now X-FAB Melexis), and Wolfson (now Cirrus Logic), as a design engineer. Mr. McClymont holds five patents worldwide and earned a Master in Engineering Electronics and Electrical from the University of Glasgow.

Ichiro Aoki serves as indie's President and as a member of the Board of Directors. He works closely with indie's executive team and Board to create, update and manage execution of indie's strategies and technical roadmaps. Prior to co-founding indie in 2007, Dr. Aoki was a co-founder, Board Member and Chief Architect of Axiom Microdevices, which was subsequently sold to Skyworks Solutions. Previously, Dr. Aoki founded and served as co-CEO of PST Eletronica Ltd. in Brazil, which was later sold to Stoneridge, Inc. Dr. Aoki has developed 35 patents worldwide and has authored numerous IEEE papers, two of them having over 400 citations. He is fluent in Japanese, Portuguese and English. Dr. Aoki holds a Ph.D. and Masters in Electrical Engineering from the California Institute of Technology and a Bachelor of Science in Electrical Engineering from the University of Campinas, Sao Paulo, Brazil. He serves as a California Institute of Technology Electrical Engineering Advisory Council Member and is also a Scientific Advisory Board Member with the California Institute of Technology Space-based Solar Power Project.

Thomas Schiller serves as indie's Chief Financial Officer and Executive Vice President of Strategy. In this role, he leads all corporate financing, reporting, investor relations, treasury, tax, as well as merger and acquisition activities. Prior to joining indie in October 2019, Mr. Schiller was Vice President of Marketing at Marvell Semiconductor, from February to October 2019. From July 2002 to February 2019, he was Vice President of Strategy and Corporate Development at Skyworks Solutions. He earned a Masters of Business Administration from the University of Southern California with specialization in Entrepreneurship and Finance, and holds a Bachelor of Arts in Social Sciences with emphasis in Economics and Political Science from the University of California, Irvine. In addition, Mr. Schiller has completed executive education programs at the University of California, Los Angeles and at Suffolk University, Boston.

Michael Wittmann serves as indie's Chief Operating Officer. In this role, Mr. Wittmann is responsible for expanding and optimizing our global supply chain, managing manufacturing engineering functions and information technology functions, and overseeing day-to-day operations. From June 2022 until January 2024 when he was appointed as Chief Operating Officer, Mr. Wittmann served as Senior Vice President and General Manager, Power Business Unit. From March 2021 to June 2022, Mr. Wittmann served as indie's Vice President, Marketing. Prior to joining indie, from May 2012 to March 2021, Mr. Wittmann served in various senior marketing roles of increasing responsibility at Intel Corporation, serving most recently as Senior Director of 5G Solutions and General Manager of Wireless and Connectivity Sales from October 2016 to March 2021. He previously held product marketing positions with International Rectifier, which was acquired by Infineon Technologies AG in January 2015. Mr. Wittmann holds a Diploma in Electrical Engineering from RWTH Aachen University, Germany.

Kanwardev Raja Singh Bal, serves as indie's Chief Accounting Officer. In this role, Mr. Bal leads indie's accounting and finance operations, and works closely with the Chief Financial Officer to oversee financial reporting, tax, global treasury and internal control activities. From January 2020 to December 2022, Mr. Bal served as Senior Vice President - Finance and Controller of indie. Prior to joining indie in January 2020, Mr. Bal served as Operating Partner and Chief Financial Officer for True North Venture Partners and its wholly-owned portfolio companies from October 2017 and December 2019 and as Vice President and Chief Financial Officer for GT Advanced Technologies from January 2014 and October 2017. Previously, Mr. Bal served as Corporate Controller and Treasurer for Skyworks Solutions, where he held finance roles with increasing responsibility. He also has held finance positions with Lucent Technologies and Ernst & Young. Mr. Bal holds a CPA accounting designation, a Master of Management Analytics from Queen's University's Smith School of Business, and a Bachelor of Commerce degree from the University of Ottawa's Telfer School of Management.

Our executive officers are appointed annually by and serve at the discretion of the Board of Directors.

Available Information

Our primary Internet address is www.indiesemi.com. We make our U.S. Securities and Exchange Commission ("SEC") periodic reports (Forms 10-Q and Forms 10-K) and current reports (Forms 8-K) available free of charge through our website as soon as reasonably practicable after they are filed electronically with the SEC. Within the Investor Relations section of our website, we provide information concerning corporate governance, including our Audit and Compensation Committee charters, Nominating and Corporate Governance information, Board committee composition and chairs, Code of Ethics for Principal Financial Officers, and other information. The content of our website is not incorporated by reference into this Annual Report on Form 10-K or into any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

The SEC also maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information that we file electronically with the SEC.

ITEM 1A. RISK FACTORS

In evaluating our company and our business, you should carefully consider the risks and uncertainties described below, together with the other information in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, reputation, revenue, financial condition, results of operations or future prospects, in which case the market price of our common stock could decline, and you could lose part or all of your investment. Unless otherwise indicated, reference in this section and elsewhere in this Annual Report on Form 10-K to our business being adversely affected, negatively impacted or harmed will include an adverse effect on, or a negative impact or harm to, our business, reputation, financial condition, results of operations, revenue or our future prospects. The risks and uncertainties described below are not intended to be exhaustive and are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business. This Annual Report on Form 10-K also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See the section titled "Cautionary Statement Regarding Forward-Looking Statements."

Summary of Risks

An investment in shares of our Class A common stock and warrants involves substantial risks and uncertainties that may adversely affect the value of your investment. Some of the more significant challenges and risks relating to an investment in our company include, among other things, the following:

Risks Related to Our Operations and Industry

- The cyclical nature of the semiconductor industry may limit our net sales and profitability.
- If we fail to compete effectively in the highly competitive semiconductor industry, our business could be adversely affected.
- Declining average selling prices and price erosion may adversely impact our revenue and profitability.
- Failure to win competitive bid selection processes could adversely affect our business.
- Decline in demand for our customers' end products could adversely impact our revenue and profitability.
- Any downturn in the automotive market could significantly harm our financial results.
- We depend on third parties to manufacture, assemble, test and/or package our products.

- We rely on the timely supply of materials that may only be available from a limited number of suppliers.
- We must develop new products with acceptable profit margins.
- "Strategic backlog" and "design win pipeline" estimations may not result in revenue or profits.
- Mergers, acquisitions, investments and joint ventures could adversely affect our results of operations.
- Future growth could strain our resources, management, information and telecommunication systems and operating and financial controls.
- We may seek additional capital, which may result in dilution to our stockholders.
- We may rely on strategic partnerships, joint ventures and alliances, which may fail for reasons outside of our control.
- We may not be successful in exiting certain programs or businesses or in restructuring our operations, which could adversely impact our business.
- Disruptions in our relationships with any one of our key customers could adversely affect our business.
- Loss of key management or other highly skilled personnel, or an inability to attract such management and other personnel, could adversely affect our business.
- We may experience disruptions in our operations resulting from our enterprise resource planning system initiative.
- We have historically incurred losses and may continue to incur losses.

Risks Related to Our Indebtedness

- Our existing and future indebtedness could adversely affect our ability to operate our business.
- We may not have sufficient funds to repay the indebtedness and repurchase the 2027 Notes or make cash payments upon conversions thereof.
- Provisions in the 2027 Indenture for the 2027 Notes may deter or prevent a business combination that stockholders may consider favorable.
- The accounting method for reflecting the 2027 Notes may adversely affect our reported earnings and financial condition.
- The conditional conversion feature of the 2027 Notes, if triggered, may adversely affect our financial condition and operating results.

Risks Related to Our Organizational Structure

- We are dependent upon distributions made by our subsidiaries to make certain payments, and such distributions may be delayed or restricted for reasons outside of our control.
- We are party to a Tax Receivable Agreement, which requires us to make certain payments, and such payment may exceed our actual tax benefits or may be accelerated.

Risks Related to Macroeconomic Conditions

- Geopolitical uncertainty could impact end customer demand and disrupt our supply chain.
- Downturns or volatility in general economic conditions could harm our business.
- Fluctuations in foreign exchange rates could have an adverse effect on our results of operations.
- Our worldwide operations are subject to political, economic and health risks and natural disasters, which could have a material adverse effect on our business operations.

Risks Related to our Intellectual Property, Technology and Cybersecurity.

- Improper use of our intellectual property could have a material adverse effect on our business, financial condition and results of operations.
- Intellectual property claims or litigation could significantly harm our business.
- We license certain third-party software that may not be available to us in the future which may delay product development and production or cause us to incur additional expense.
- Interruptions in information technology systems could adversely affect our business.
- Security breaches and other cybersecurity incidents could adversely impact our business.

Risks Related to Regulatory Compliance and Legal Matters

- If we or our customers fail to comply with a large body of laws and regulations, our business and reputation could be adversely affected.
- We may be adversely affected by product defects and product liability or warranty claims.
- Significant litigation and stockholder activism could impair our reputation and adversely affect our business.
- We are subject to export restrictions and laws affecting trade and investments which could materially and adversely affect our business and results of operations.

- Changes in tax rates or laws or additional tax liabilities could adversely affect our business.
- Failure to comply with anti-corruption laws or our ethics policies could adversely affect our business.

Risks Related to Doing Business in China

- Uncertainties with respect to the PRC legal system could adversely affect our China business.
- China's economic, political and social conditions may change rapidly with little advance notice, which could adversely affect our business.
- Our China subsidiary may be limited in its ability to make distributions to us.
- Government control of currency conversion may affect the value of our securities.
- Failure to comply with certain regulations may subject us or our PRC employees to fines or sanctions.
- Failure to comply with PRC laws and other obligations regarding data protection could have a material adverse effect on our business.

Risks Related to Financial Reporting, Internal Controls and Being a Public Company

- We may not be able to timely and effectively implement and maintain controls and procedures required by Section 404 of the Sarbanes-Oxley Act that is applicable to us, which could result in materially misstated financial reporting.
- Significant expenses and administrative burdens as a public company could have a material adverse effect on our business.

Risks Related to Ownership of Our Class A Common Stock and Organizational Documents

- We must comply with the continued listing standards of Nasdaq for our Class A common stock.
- An investment in our Class A common stock may be diluted by future issuances of our Class A common stock or ADK LLC units.
- There may be sales of a substantial amount of Class A common stock by our stockholders, which could cause the price of our securities to fall.
- Provisions in our Certificate of Incorporation and Bylaws limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts.
- Our Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings, which could limit our stockholders' ability to obtain a favorable judicial forum.

Please see below for a discussion of these and other factors you should consider before making an investment in our securities.

Risks Related to Our Operations and Industry

The cyclical nature of the semiconductor industry may limit our ability to maintain or improve our net sales and profitability.

The semiconductor industry is highly cyclical and is prone to significant downturns from time to time. Cyclical downturns can result, and have in the past resulted (including as a result of global and geopolitical events) in substantial declines in semiconductor demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Such downturns result from a variety of market forces including constant and rapid technological change, quick product obsolescence, price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. Conversely, significant upturns could cause us to be unable to satisfy demand in a timely and cost-efficient manner, and could result in increased competition for access to third-party foundry, assembly and testing capacity. In the event of such an upturn, we may not be able to expand our workforce and operations in a sufficiently timely manner, procure adequate resources and raw materials, or locate suitable suppliers or other subcontractors to respond effectively to changes in demand for our existing products or to the demand for new products. Accordingly, our business, financial condition and results of operations could be materially and adversely affected.

The semiconductor industry is highly competitive. If we fail to introduce new technologies and products in a timely manner, it could adversely affect business.

The semiconductor industry is highly competitive and characterized by constant and rapid technological change, short product lifecycles, significant price erosion, and evolving standards for quality. Accordingly, the success of our business depends, to a large extent, on our ability to meet evolving industry requirements, introduce new products and technologies designed to satisfy those evolving requirements, and see our products and technologies accepted in the marketplace, both in a timely manner and at prices that are acceptable to customers.

Moreover, the costs related to the research and development necessary to develop new technologies and products are significant and some of our competitors may have greater resources than us. If they significantly increase the resources that they devote to developing and marketing their products, we may not be able to compete effectively. Our competitors' products, services and technologies may be less costly or may offer superior functionality or better features than ours, which may result in lower than expected selling prices for our products. Additionally, some of our competitors operate and maintain their own fabrication facilities, have longer operating histories, larger customer bases, more comprehensive intellectual property portfolios and greater financial resources.

Further, the semiconductor industry has experienced, and may continue to experience, significant consolidation among companies and vertical integration among customers. Larger competitors resulting from consolidations may have certain advantages over us, including, but not limited to: more efficient cost structures; substantially greater financial and other resources with which to withstand adverse economic or market conditions and pursue development, engineering, manufacturing, marketing and distribution of their products; longer independent operating histories; presence in key markets; intellectual property protection; large purchase quantities; and greater name recognition. In addition, we may be at a competitive disadvantage to our peers if we fail to identify or are unable to finance attractive opportunities to acquire companies to expand our business. Consolidation among our competitors and integration among our customers could erode our market share, negatively impact our capacity to compete and require us to restructure our operations, any of which would have a material adverse effect on our business.

As a result of these competitive pressures, we may face declining sales volumes or lower prices for our products, and may not be able to reduce total costs in line with declining revenue. If any of these risks materialize, they could have a material adverse effect on our business, financial condition and results of operations.

The average selling prices of products in our markets have historically decreased over time and could do so in the future, which could adversely impact our revenue and profitability.

Average selling prices of semiconductor products in the markets we serve have historically decreased over time. Profit margins and financial results may suffer if we are unable to offset any reductions in average selling prices by reducing costs, developing new or enhanced products on a timely basis with higher selling prices or profit margins, or increasing sales volumes. Although in some cases, we have contractual agreements with customers, there is no assurance that those price agreements will be honored. As a result, our average selling prices may decline faster than forecasted. Additionally, increases in the industry semiconductor manufacturing capacity could lead to declines in average selling prices and a decrease in short-term or long-term demand, resulting in industry oversupply, which could materially adversely affect our business, results of operations, or financial condition.

Much of our business depends on winning competitive bid selection processes, and the failure to be selected could adversely affect business in those market segments.

The competitive selection processes often require an investment of significant time and capital resources, with no guarantee of winning the contract and generating revenue. In the automotive semiconductor market in which we compete, due to the longer design cycles involved, failure to win a design-in could prevent access to a customer for several years. Our failure to win a significant number of these bids could result in reduced revenues, and hurt our competitive position for future selection processes, which could have a material adverse effect on our business, financial condition and results of operations.

The demand for our products depends on the demand for our customers' end products.

The vast majority of our revenue is derived from sales to manufacturers in the automotive industry. Demand in this market fluctuates significantly, driven by consumer spending, consumer preferences, seasonality within the automotive industry, the development of new technologies and prevailing economic conditions. Many of the factors that create and affect quarterly demands with our customers are beyond our control. In addition, the end products in which our semiconductors are incorporated may not be successful, or may experience price erosion or other competitive factors that could affect the price manufacturers are willing to pay. Such customers have in the past, and may in the future, vary order levels significantly from period to period, including order cancellations, request postponements of scheduled delivery dates, modify their orders or reduce lead times. This is particularly common during periods of low demand. This can make managing business difficult, as it limits the predictability of future revenue. It can also affect the accuracy of our financial forecasts.

Furthermore, because we do not manufacture the semiconductors used for our products, we are dependent on third parties to manufacture and assemble our products. Our manufacturing lead times require us to make estimates of customers' future demand. If our estimates of customer demand are ultimately inaccurate, these conditions could lead to a significant mismatch between supply and demand. This mismatch may result in both product shortages and excess inventory and could significantly harm our financial results. In periods of shortages impacting the semiconductor industry or limited supply or capacity in our

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supply chain, as we have experienced in the past, the lead time on our orders for certain supply could become extended, heightening these risks.

Furthermore, developing industry trends, including customers' use of outsourcing and new and revised supply chain models, may affect our revenue, costs and working capital requirements.

Our sales are made primarily to Tier 1 suppliers. Any downturn in the automotive market could significantly harm our financial results.

This automotive concentration of sales exposes us to the risks associated with the automotive market. For example, our anticipated future growth is highly dependent on the adoption of ADAS, user interface, connectivity and electrification technologies, which are expected to have increased sensor and power product content. A downturn in the automotive market could delay or cancel automakers' plans to introduce new vehicles with these features, which previously has, and could in the future, negatively impact the demand for products and our ability to grow our business.

The automotive industry continues to undergo consolidation and reorganization and, in some cases, suppliers to the automotive industry have entered bankruptcy. Consolidation or closures of automobile dealers could reduce the aggregate demand for our services in the future and limit the amounts we earn from our products. Such changes in the automotive market could have a material adverse effect on our business, financial condition and results of operations.

We depend on third parties and their technology to manufacture, assemble, test and/or package our products, which exposes us to risks.

The manufacture of our products, including the fabrication of semiconductor wafers, and the assembly and testing of our products, involve highly complex processes. For example, minute levels of contaminants in the manufacturing environment, difficulties in the wafer fabrication process or other factors can cause a substantial portion of the components on a wafer to be nonfunctional. These problems may be difficult to detect at an early stage of the manufacturing process and often are time-consuming and expensive to correct.

From time to time, we have experienced problems achieving acceptable yields at our third-party wafer fabrication partners, resulting in delays in the availability of components. Moreover, an increase in the rejection rate of products during the quality control process before, during or after manufacture and/or shipping of such products, results in lower yields and margins.

In addition, changes in manufacturing processes required as a result of changes in product specifications, changing customer needs and the introduction of new product lines have the potential to significantly reduce manufacturing yields, resulting in low or negative margins on those products. Poor manufacturing yields over a prolonged period of time could adversely affect our ability to deliver products on a timely basis and harm relationships with our customers, which could materially and adversely affect our business, financial condition and results of operations.

We rely on the timely supply of materials and our business could be adversely affected if suppliers fail to meet their delivery obligations or raise prices. Certain materials needed in our manufacturing operations are only available from a limited number of suppliers.

We have a fabless business model, which outsources our manufacturing operations to third-party foundries. The manufacturing operations depend on deliveries of materials in a timely manner and, in some cases, on a just-in-time basis. From time to time, suppliers may extend lead times, limit the amounts supplied or increase prices due to capacity constraints or other factors. Supply disruptions may also occur due to shortages in critical materials or components. Because our products are complex, it is frequently difficult or impossible to substitute one type of material with another. A failure by suppliers to deliver requirements could result in disruptions to our third-party manufacturing operations. Our business, financial condition and results of operations could be harmed if we are unable to obtain adequate supplies of materials in a timely manner or if there are significant increases in the costs of materials.

The semiconductor industry is characterized by continued price erosion, especially after a product has been on the market for a period of time, and we may be unsuccessful in advancing our product technologies, improving efficiencies or developing and selling new products with product margins similar or better than what we have experienced in the past.

One of the results of the rapid innovation in the semiconductor industry is that pricing pressure, especially on products containing older technology, can be intense. Product life cycles are relatively short, and as a result, products tend to be replaced by more technologically advanced substitutes on a regular basis. In turn, demand for older technology falls, causing the price at which such products can be sold to drop, in some cases precipitously.

In order to continue profitably supplying these products, continuous development of new technology, processes and product innovations is necessary. If we cannot advance our process technologies or improve our efficiencies to a degree sufficient to maintain required margins, we will no longer be able to make a profit from the sale of these products. Moreover, we may not be able to cease production of such products, either due to contractual obligations or for customer relationship reasons, and as a result we may be required to bear a loss on such products. We cannot guarantee that competition in our core product markets will not lead to price erosion, lower revenue or lower margins in the future. Should reductions in our manufacturing costs fail to keep pace with reductions in market prices for the products we sell, this could have a material adverse effect on our business, financial condition and results of operations. Further, we have invested and will continue to invest significant resources in our product and technology development efforts. Our development efforts carry inherent risk due to the challenges of foreseeing changes or developments in technology, predicting changes in customer requirements or preferences or anticipating the adoption of new industry standards, and we may be unable to meet our customers' requirements or gain market acceptance. Should we fail to develop and introduce sufficiently unique products with profit margins similar to or better than what we have experienced in the past or should our product development fail to keep pace with the changing needs of our customers and industry, our business, financial condition and results of operations could be materially and adversely affected.

Our strategic backlog and design win pipeline are subject to unexpected adjustments and cancellations and may not be a reliable indicator of future revenues or earnings.

There can be no assurance that the revenues projected in our strategic backlog or design win pipeline will be realized or, if realized, will result in profits. Our strategic backlog estimates represent the revenue we expect to recognize from product orders within the next ten years. The estimate of our strategic backlog requires substantial judgment and is based on a number of assumptions, including management's current assessment of customer and third-party contracts that exist as of the date the estimate is made, as well as revenues from expected contract renewals and/or expected design wins, to the extent that we believe that recognition of the related revenue will be realizable within the next ten years. Although we believe the assumptions underlying our strategic backlog estimate are reasonable, they are not guarantees and we can give no assurance that we will recognize the revenues reflected in the strategic backlog estimate. A number of factors could result in actual revenues being less than the amounts reflected in strategic backlog. Our customers or third-party partners may attempt to renegotiate or terminate their contracts for a number of reasons, including competitor offerings, mergers, changes in their financial condition, or general changes in economic conditions within their industries or geographic locations. In addition, even where a contract proceeds as scheduled, it is possible that contracted parties may default and fail to pay amounts owed to us or poor contract performance could increase the cost associated with a contract. Delays, suspensions, cancellations, payment defaults, scope changes and poor contract execution could materially reduce or eliminate the revenues and profits that we actually realize from our strategic backlog. Accordingly, there can be no assurance that contracts, renewals or expected design wins included in strategic backlog will actually generate the predicted revenues or profits. Additionally, because strategic backlog estimates are operating metrics, the estimates are not required to be subject to the same level of internal review or controls as a U.S. GAAP financial measures and actual results may prove to be materially different than estimated.

We may pursue mergers, acquisitions, investments and joint ventures, which could adversely affect our results of operations.

Our growth strategy includes acquiring or investing in businesses that offer complementary products, services and technologies, or enhance our market coverage or technological capabilities. Any acquisitions or investments we undertake involve risks and uncertainties, including but not limited to:

- Difficulties and expense associated with integrating the operations, employees, technologies or products of acquired businesses or working with third parties with which we may partner on joint development or collaboration relationships;
- Inaccuracies in our estimates and assumptions used to assess a transaction may result in us not realizing, or taking longer to realize, the expected financial or strategic benefits of any such transaction;
- Disruption of our ongoing business and diversion of our management's attention;
- Our inability to retain key personnel of acquired businesses;
- Claims or liabilities that we assume from an acquired company or technology or that are otherwise related to an acquisition;
- Dilution of the ownership of our existing stockholders in connection with any equity or debt securities issued in connection with financing any such transaction; and
- U.S. and foreign regulatory approvals required in connection with an acquisition or investment may take longer than anticipated to obtain, may not be forthcoming or may contain burdensome conditions, which may jeopardize, delay or reduce the anticipated benefits to us of the transaction.

The occurrence of any of these risks could have a material adverse effect on our business, operating results or financial condition.

We may seek additional capital to take advantage of business opportunities and support the further expansion of our business, which capital might not be available on acceptable terms, if at all, or may result in dilution to our stockholders.

We may seek additional equity or debt financing to pursue strategic opportunities, acquire complementary businesses, products or technologies or to fund the further expansion of our business. Such financing may not be available on acceptable terms, when needed or at all. If additional funds are raised through the issuance of equity or debt securities, our existing stockholders could suffer meaningful dilution, and such securities may have rights, preferences or privileges senior to those of the holders of our Class A common stock. If we raise additional funds by issuing debt, we may be subject to further limitations on our operations and ability to pay dividends due to restrictive covenants.

We rely on strategic partnerships, joint ventures and alliances for some of our manufacturing and research and development. However, we do not control these partnerships and joint ventures, and actions taken by any of our partners or the termination of these partnerships or joint ventures could adversely affect our business.

As part of our strategy, we have entered into, and may in the future enter into, a number of long-term strategic partnerships and alliances, including through mergers and acquisitions. There can be no assurances that they will be successful. If any of our current strategic partners or alliances we may engage with in the future were to encounter financial difficulties or change their business strategies, they may no longer be able or willing to participate in these groups or alliances, which could have a material adverse effect on our business, financial condition and results of operations.

We may from time-to-time desire to exit certain programs or businesses, or to restructure our operations, but may not be successful in doing so.

From time to time, we may decide to divest certain businesses or restructure our operations, including through the contribution of assets to joint ventures. However, our ability to successfully exit businesses, or to close or consolidate operations, depends on a number of factors, many of which are outside of our control. For example, if we are seeking a buyer for a particular business, none may be available, or we may not be successful in negotiating satisfactory terms with prospective buyers. In some cases, particularly with respect to our European operations, there may be laws or other legal impediments affecting our ability to carry out such sales or restructuring.

If we are unable to exit a business in a timely manner, or to restructure our operations in a manner we deem to be advantageous, this could have a material adverse effect on our business, financial condition and results of operations. Even if a divestment is successful, we may face indemnity and other liability claims by the acquirer or other parties.

Disruptions in our relationships with any one of our key customers could adversely affect our business.

A substantial portion of our revenue is derived from top customers. We cannot guarantee that we will be able to generate similar levels of revenue from our largest customers in the future. If one or more of these customers substantially reduces their purchases from us, it could have a material adverse effect on our business, financial condition and results of operations. Sales to Aptiv, a leading Tier 1 automotive supplier, represented approximately 15%, 37% and 39% of our total revenue for the years ended December 31, 2023, 2022 and 2021, respectively. The loss of this customer would have a material adverse impact on our consolidated financial results. However, as we continue to grow our customer base organically and through business combinations, the revenue concentration with Aptiv may decrease over time.

Conflict minerals disclosure regulations may require us to incur additional expenses, may result in damage to our business reputation and may adversely impact our ability to conduct our business.

The U.S. Congress has enacted laws, and the SEC has adopted rules regarding enhanced disclosure requirements for companies that use specified minerals known as "conflict minerals" in their products. Some of these metals are commonly used in semiconductor devices, including our products. These SEC rules require companies to investigate, disclose and report whether or not such metals originated from the Democratic Republic of Congo or adjoining countries. We have numerous foreign suppliers, many of whom are not obligated by law to investigate their own supply chains. As a result, we may incur significant costs to comply with the diligence and disclosure requirements, including costs related to determining the source of any of the relevant metals used in our products. In addition, because our supply chain is with third parties, we may not be able to sufficiently verify the origin of all the relevant metals used in our products through the due diligence procedures we implement. We may also face difficulties in satisfying our customers if they require that we prove or certify that our products are "conflict-free." Key components and parts that can be shown to be "conflict-free" may not be available to us in sufficient quantity, or at all, or may only be available at significantly higher cost to us. If we are not able to meet customer requirements, customers may discontinue purchasing from us. Any of these outcomes could adversely impact our business, financial condition or operating results.

If we do not effectively manage future growth, our resources, systems and controls may be strained, and our results of operations may suffer.

Future growth could strain our resources, management, information and telecommunication systems and operating and financial controls. To manage future growth effectively, we must be able to improve and expand our systems and controls, which we may not be able to do in a timely or cost-effective manner. A failure to manage any growth we may experience or improve or expand our existing systems and controls, or unexpected difficulties in doing so, could harm our business and results of operations.

Loss of key management or other highly skilled personnel, or an inability to attract such management and other personnel, could adversely affect our business.

We depend on key management to run our business and on development engineers to develop new products and technologies. The loss of any key personnel could have a material adverse effect on our business. In addition, the market for qualified employees, including skilled engineers and other individuals with the required technical expertise to succeed in our business, is highly competitive and an inability to attract, retain and motivate the employees required for the operation of our business could hinder our ability to successfully conduct research activities or develop marketable products.

Our employees are not bound by obligations that require them to continue to work for any specified period and, therefore, they could terminate their employment at any time. Moreover, our employees are generally not subject to non-competition agreements.

In addition, we must attract and retain highly qualified personnel, including certain foreign nationals who are not U.S. citizens or permanent residents, many of whom are highly skilled and constitute an important part of our U.S. workforce, particularly in the areas of engineering and product development. Our ability to hire and retain these employees and their ability to remain and work in the U.S. are impacted by laws and regulations, as well as by procedures and enforcement practices of various government agencies. Changes in immigration laws, regulations or procedures, including those that may be enacted by the current U.S. presidential administration, may adversely affect our ability to hire or retain such workers, increase operating expenses and negatively impact our ability to deliver products and services, any of which would adversely affect our business, financial condition and results of operations.

The loss of one or more of our executive officers or key personnel or our inability to locate suitable or qualified replacements could be significantly detrimental to product development efforts and could have a material adverse effect on our business, financial condition and results of operations.

We may experience disruptions in our operations resulting from our enterprise resource planning system initiative.

In order to enhance management of our global operations and financial reporting, we have initiated the phased implementation of an enterprise resource planning ("ERP") system across our global operating locations. We have incurred, and expect to incur, additional expenses as we continue to implement, enhance and develop our ERP system. Difficulties that may occur in connection with implementing and operating our new upgraded ERP system include disruptions to business continuity, administrative or technical problems, difficulty in maintaining effective internal controls, and interruptions or delays to our sales processes. Any of these events could adversely impact our business, financial condition or operating results.

We have historically incurred losses and may continue to incur losses.

We have incurred a net loss since our inception. Our ability to achieve profitability will depend on increased revenue growth from, among other things, increased demand for our product offerings. We may not be successful in these pursuits, and we may never achieve profitability or sustain profitability if achieved.

Risks Related to Our Indebtedness

Our existing and future indebtedness could adversely affect our ability to operate our business.

As of December 31, 2023, our total consolidated indebtedness was $160.8 million. We may also incur additional indebtedness to meet future financing needs. We may be subject to debt covenants and payment obligations that may limit our ability to operate our business. Any outstanding indebtedness, including any additional future indebtedness, combined with our other financial obligations and contractual commitments could have significant adverse consequences, including:

- requiring us to dedicate a portion of our cash resources to the payment of interest and principal, reducing our cash available to fund working capital, capital expenditures, product candidate development and other general corporate purposes;
- increasing our vulnerability to adverse changes in general economic, industry and market Conditions, such as interest rate fluctuations;

- subjecting us to restrictive covenants that may reduce our ability to take certain corporate actions or obtain further debt or equity financing;
- acceleration of payment of our debt obligations upon a default of payment;
- potential loss of collateral for secured indebtedness;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and
- placing us at a competitive disadvantage compared to our competitors that have less debt or better debt servicing options.

Additionally, if we issue shares of our Class A common stock upon conversion of our 4.50% convertible notes with a principal balance of $160.0 million issued in November 2022 (the "2027 Notes"), the ownership interest of our existing stockholders would be diluted. A default of our obligations regarding our debt could result in potential loss of collateral for secured indebtedness.

Our ability to meet our debt servicing obligations, including our ability to make scheduled payments of the principal of, to pay interest on or to refinance the 2027 Notes, will depend on our future performance, which will be subject to financial, business and other factors affecting our operations, some of which are beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt, including the 2027 Notes, and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to otherwise settle the 2027 Notes will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on the 2027 Notes. Furthermore, the 2027 Notes are our obligations exclusively and are not guaranteed by any of our operating subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, and may not be able, or may not be permitted, to make distributions to enable us to make payments on the 2027 Notes or to make any funds available for that purpose.

We may not have the ability to raise the funds necessary to settle the 2027 Notes or to repurchase the 2027 Notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the 2027 Notes.

Holders of the 2027 Notes may require us to repurchase their 2027 Notes upon the occurrence of a fundamental change at a repurchase price equal to 100% of the principal amount of the 2027 Notes, plus accrued and unpaid interest, if any. In addition, upon conversion of the 2027 Notes, unless we elect to deliver solely shares of our Class A common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the 2027 Notes being converted. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of 2027 Notes being surrendered or converted. In addition, our ability to repurchase the 2027 Notes or to pay cash upon conversions of the 2027 Notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase 2027 Notes at a time when the repurchase is required by the indenture or to pay any cash payable on future conversions of the 2027 Notes as required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the 2027 Notes or make cash payments upon conversions thereof.

Provisions in the 2027 Indenture for the 2027 Notes may deter or prevent a business combination that stockholders may consider favorable.

If a fundamental change (as defined in the 2027 Notes) occurs prior to the maturity date, subject to certain limited exceptions, holders of the 2027 Notes will have the right, at their option, to require us to repurchase all or a portion of their 2027 Notes. In addition, if a make-whole fundamental change (as defined in the 2027 Notes) occurs prior to the maturity date, we will in some cases be required to increase the conversion rate for a holder that elects to convert its 2027 Notes in connection with such make-whole fundamental change. Furthermore, the 2027 Indenture for the 2027 Notes will prohibit us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the 2027 Notes. These and other provisions in the 2027 Notes could deter or prevent a third party from acquiring us even when stockholders may consider the acquisition to be favorable.

The accounting method for reflecting the 2027 Notes may adversely affect our reported earnings and financial condition.

The interest expense that we expect to recognize for the 2027 Notes for accounting purposes will be greater than the cash interest payments we will pay on the 2027 Notes, which will result in lower reported net income or higher reported net loss, as the case may be. In addition, we expect that the shares underlying the 2027 Notes will be reflected in our diluted earnings per share using the "if converted" method. However, if reflecting the 2027 Notes in diluted earnings per share is anti-dilutive, then the shares underlying the 2027 Notes will not be reflected in our diluted earnings per share. Accounting standards may change in the future in a manner that may adversely affect our diluted earnings per share. Furthermore, if any of the conditions to the convertibility of the 2027 Notes is satisfied, then we may be required under applicable accounting standards to reclassify the liability carrying value of the 2027 Notes as a current, rather than a long-term, liability. This reclassification could be required even if no holders convert their 2027 Notes and could materially reduce our reported working capital.

The conditional conversion feature of the 2027 Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the 2027 Notes is triggered, holders of 2027 Notes will be entitled to convert the 2027 Notes at any time during specified periods at their option. If one or more holders elect to convert their 2027 Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our Class A common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their 2027 Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the 2027 Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

Risks Related to Our Organizational Structure

We are a holding company and our only material asset is our interest in ADK LLC, and we are accordingly dependent upon distributions made by our subsidiaries to pay taxes, make payments under the Tax Receivable Agreement and pay dividends.

We are a holding company with no material assets other than our ownership of ADK LLC units and our managing member interest in ADK LLC. As a result, we will have no independent means of generating revenue or cash flow. Our ability to pay taxes, make payments under the Tax Receivable Agreement and pay dividends will depend on the financial results and cash flows of ADK LLC and its subsidiaries and the distributions we receive from ADK LLC. Deterioration in the financial condition, earnings or cash flow of ADK LLC and its subsidiaries for any reason could limit or impair ADK LLC's ability to pay such distributions. Additionally, to the extent that we need funds and ADK LLC and/or any of its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or ADK LLC is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

ADK LLC will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of ADK LLC units. Accordingly, we will be required to pay income taxes on our allocable share of any net taxable income of ADK LLC. Under the terms of the Amended Operating Agreement, ADK LLC is obligated to make tax distributions to holders of ADK LLC units (including members of ADK LLC prior to the Transaction ("indie Equity Holders") and us) calculated at certain assumed tax rates. In addition to tax expenses, we will also incur expenses related to our operations, including payment obligations under the Tax Receivable Agreement (and the cost of administering such payment obligations), which could be significant. We intend to cause ADK LLC to make distributions to holders of ADK LLC units in amounts sufficient to cover all applicable taxes (calculated at assumed tax rates), relevant operating expenses, payments under the Tax Receivable Agreement and dividends, if any, declared by us. However, as discussed below, ADK LLC's ability to make such distributions may be subject to various limitations and restrictions including, but not limited to, restrictions on distributions that would either violate any contract or agreement to which ADK LLC is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering ADK LLC insolvent. If our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement and to fund our obligations, we may be required to incur additional indebtedness to provide the liquidity needed to make such payments, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement.

Additionally, although ADK LLC generally will not be subject to any entity-level U.S. federal income tax, it may be liable under recent federal tax legislation for adjustments to its tax return, absent an election to the contrary. In the event ADK LLC's calculations of taxable income are incorrect, its members, including us, in later years may be subject to material liabilities pursuant to this federal legislation and its related guidance.

We anticipate that the distributions we will receive from ADK LLC may, in certain periods, exceed our actual tax liabilities and obligations to make payments under the Tax Receivable Agreement. Our Board of Directors, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, to acquire additional newly issued ADK LLC units from ADK LLC at a per unit price determined by reference to the market value of the Class A common stock; to pay dividends, which may include special dividends, on our Class A common stock; to fund repurchases of Class A common stock; or any combination of the foregoing. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. To the extent that we do not distribute such excess cash as dividends on Class A common stock or otherwise undertake ameliorative actions between ADK LLC units and shares of Class A common stock and instead, for example, hold such cash balances, holders of ADK LLC units that held interests in ADK LLC pre-Transaction may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following an exchange of their ADK LLC units, notwithstanding that such holders may previously have participated as holders of ADK LLC units in distributions by ADK LLC that resulted in such excess cash balances held by us.

Dividends on our common stock, if any, will be paid at the discretion of our Board of Directors, which will consider, among other things, our business, operating results, financial condition, current and expected cash needs, plans for expansion and any legal or contractual limitations on our ability to pay such dividends. Financing arrangements may include restrictive covenants that restrict our ability to pay dividends or make other distributions to our stockholders. In addition, ADK LLC is generally prohibited under state law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of ADK LLC (with certain exceptions) exceed the fair value of its assets. ADK LLC's subsidiaries are generally subject to similar legal limitations on their ability to make distributions to ADK LLC. If ADK LLC does not have sufficient funds to make distributions, our ability to declare and pay cash dividends may also be restricted or impaired.

Under the Tax Receivable Agreement, we will be required to pay 85% of the tax benefits relating to tax depreciation or amortization deductions as a result of the tax basis step-up we receive in connection with the exchanges of ADK LLC units into our Class A common stock and related transactions, and those payments may be substantial.

Certain indie Equity Holders may exchange their ADK LLC units for shares of Class A common stock pursuant to the Exchange Agreement, subject to certain conditions and transfer restrictions as set forth therein and in the Amended Operating Agreement. These exchanges are expected to result in increases in our allocable share of the tax basis of the tangible and intangible assets of ADK LLC. These increases in tax basis may increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of income or franchise tax that we would otherwise be required to pay in the future had such exchanges never occurred.

In connection with the Transaction, we entered into the Tax Receivable Agreement, which generally provides for the payment by us of 85% of certain tax benefits, if any, that we realize (or in certain cases are deemed to realize) as a result of these increases in tax basis and certain tax attributes of the ADK Blocker Group and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. These payments are the obligations of indie Semiconductor, Inc. and not of ADK LLC. The actual increase in our allocable share of ADK LLC's tax basis in its assets, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges, the market price of the Class A common stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of the recognition of our income. While many of the factors that will determine the amount of payments that we will make under the Tax Receivable Agreement are outside of our control, we expect that the payments we will make under the Tax Receivable Agreement will be substantial and could have a material adverse effect on our financial condition. Any payments made by us under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement.

In certain cases, payments under the Tax Receivable Agreement may exceed the actual tax benefits we realize or may be accelerated.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the Internal Revenue Service (the "IRS") or another taxing authority may challenge all or any part of the tax basis increases, as well as other tax positions that we take, and a court may sustain such a challenge. In the event any tax benefits initially claimed by us are disallowed, the indie Equity Holders will not be required to reimburse us for any excess payments that may previously have been made under the Tax Receivable Agreement, for example, due to adjustments resulting from examinations by taxing authorities. Rather, excess payments made to such holders will be netted against any future cash payments otherwise required to be made by us, if any, after the determination of such excess. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. As a result, in certain circumstances we could make payments under the Tax Receivable Agreement in excess of our actual income or franchise tax savings, which could materially impair our financial condition.

Moreover, the Tax Receivable Agreement provides that, in the event that (i) we exercise our early termination rights under the Tax Receivable Agreement, (ii) we become bankrupt or undergo a similar insolvency event, (iii) certain changes of control occur (as described in the Tax Receivable Agreement) or (iv) we are more than three months late in making of a payment due under the Tax Receivable Agreement (unless we in good faith determine that we have insufficient funds to make such payment), our obligations under the Tax Receivable Agreement will accelerate and we will be required to make an immediate lump-sum cash payment to the indie Equity Holders equal to the present value of all forecasted future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to our future taxable income. The lump-sum payment to the indie Equity Holders could be substantial and could exceed the actual tax benefits that we realize subsequent to such payment because such payment would be calculated assuming, among other things, that we would be able to use the assumed potential tax benefits in future years, and that tax rates applicable to us would be the same as they were in the year of the termination.

There may be a material negative effect on our liquidity if the payments under the Tax Receivable Agreement exceed the actual income or franchise tax savings that we realize. Furthermore, our obligations to make payments under the Tax Receivable Agreement could also have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. We may need to incur additional indebtedness to finance payments under the Tax Receivable Agreement to the extent its cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise. Such indebtedness may have a material adverse effect on our financial condition.

Risks Related to Macroeconomic Conditions

Downturns or volatility in general economic conditions could have a material adverse effect on our business, financial condition, results of operations and liquidity.

Our net sales and profitability depend significantly on general economic conditions and the demand for the end products in the markets in which our customers compete. A decline in end-user demand can affect the need that customers have for our products, as well as the ability of customers to obtain credit or meet their payment obligations to us, and may increase the likelihood of customers canceling or deferring existing orders. Current and continued inflationary conditions have led, and may continue to lead to rising prices or rising interest rates, which has had, and could continue to have a dampening effect on overall economic activity and consumer demand for automotive products and could result in reduced demand for our products. Other adverse changes in economic conditions, including any recession, economic slowdown or disruption of credit markets, may also lead to lower demand for our products. Volatile and uncertain economic conditions can make it difficult to accurately forecast and plan future business activities. This could result in an oversupply of products relative to customer demand. Uncertain general economic conditions, geopolitical factors, such as ongoing trade disputes between the United States and China, the ongoing conflicts in the Middle East and Ukraine, and public health crises, such as the COVID-19 pandemic, may also cause weakness in demand and pricing for semiconductors across applications, and excess inventory resulting in downturns in the semiconductor industry.

In recent years, unfavorable economic conditions have also adversely impacted several financial institutions, and some banks have recently failed and gone into receivership. If banks and other financial institutions with whom we have banking relationships enter receivership or become insolvent in the future, we may be unable to access, and we may lose, some or all of our existing cash and cash equivalents to the extent those funds are not insured or otherwise protected by the FDIC.

In addition, any disruption in the credit markets, including as a result of geopolitical events, volatile macroeconomic conditions, or public health crises, could impede our access to additional capital. If there is limited access to additional financing sources, we may be required to defer capital expenditures or seek other sources of liquidity, which may not be available on acceptable terms or at all. Similarly, if our suppliers face challenges in obtaining credit or other financial difficulties, they may be unable to provide the necessary materials or services to us.

All of these factors related to global economic conditions, which are beyond our control, could adversely impact our business, financial condition, results of operations and liquidity.

Fluctuations in foreign exchange rates could have an adverse effect on our results of operations.

We operate in various worldwide locations and our consolidated financial results are reported in U.S. dollars. However, some of the revenue and expenses of our foreign subsidiaries are denominated in local currencies. Fluctuations in foreign exchange rates against the U.S. dollar could result in changes in reported revenues and operating results due to the foreign exchange impact of translating these transactions into U.S. dollars. Currency fluctuations could decrease revenue and increase our operating costs. Though we have exposure to fluctuations in currency exchange rates, historically, the impact has generally not been material to our consolidated results of operations or financial position.

Our worldwide operations are subject to political, economic and health risks and natural disasters which could have a material adverse effect on our business operations.

Our business may be impacted by natural disasters, labor strikes, terrorism, war, intensified political unrest, or public health crises, which could disrupt our operations, or those of our suppliers or contract manufacturing facilities, disrupt our distribution channels or supply chains, delay new production and shipments of existing products or result in costly repairs, replacements or other costs, all of which would negatively impact our business. For example, the recent conflict in the Middle East has created global political and economic uncertainty, which may impact to our business, customers, suppliers, employees and operations in Israel, the Middle East and elsewhere. Such events may also result in significant increases in the prices of raw materials used for manufacturing processes. Furthermore, any disaster affecting our customers (or their respective customers) may significantly negatively impact the demand for our products and therefore our revenue. Our offices in California, the production facilities of third-party wafer suppliers, integrated circuit testing and manufacturing facilities, a portion of our assembly and research and development activities, and certain other critical business operations are located in or near seismically active regions and are subject to periodic earthquakes. We do not maintain earthquake insurance and could be materially and adversely affected in the event of a major earthquake. In addition, we rely heavily on internal information and communications systems and on systems or support services from third parties to manage our operations efficiently and effectively. Any of these are subject to failure due to a natural disaster or other disruptions. System-wide or local failures that affect our information processing could have material adverse effects on our business, financial condition, results of operations and cash flows. There is also increasing concern that climate change may cause a rising number of these natural disasters with potentially dramatic effects on human activity.

In addition, public health crises, such as the COVID-19 pandemic and the efforts to control such crises, have impacted, and could in the future impact our workforce and operations, and those of our customers, suppliers and logistics providers. We experienced disruption to parts of our global semiconductor supply chain and disruptions in commercial transportation infrastructure that resulted in increased customer order lead times as a result of the COVID-19 pandemic, and future public heath crises could have a similar impact on our operations. The degree to which future public health crises ultimately impacts our business and results of operations depend on many factors beyond our control and cannot be predicted.

Risks Related to Our Intellectual Property, Technology and Cybersecurity

We rely to a significant extent on proprietary intellectual property. We may not be able to protect this intellectual property against improper use by our competitors or others.

Our success and future revenue growth depend, in part, on our ability to protect our proprietary technology, products, designs and fabrication processes, and other intellectual property, against misappropriation by others. We primarily rely on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect our intellectual property. We may have difficulty obtaining patents and other intellectual property rights to protect our proprietary products, technology and intellectual property, and the patents and other intellectual property rights received may be insufficient to provide us with meaningful protection or commercial advantage. We may not obtain patent protection or secure other intellectual property rights in all the countries in which we operate, and under the laws of such countries, patents and other intellectual property rights may be or become unavailable or limited in scope. Even if new patents are issued, the claims allowed may not be sufficiently broad to effectively protect proprietary technology, processes and other intellectual property. In addition, any of our existing patents, and any future patents issued, may be challenged, invalidated or circumvented.

Further, proprietary technology, designs and processes and other intellectual property may be vulnerable to disclosure or misappropriation by employees, contractors and other persons. It is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose our proprietary technologies, products, designs, processes and other intellectual property despite efforts to protect intellectual property. While we have a number of patent filings in process, there can be no assurances that these patents will be issued or that any rights will be granted and provide meaningful protection against misappropriation of intellectual property. Competitors may also be able to develop similar technology independently or design around our patents. We may not have or pursue patents or pending applications in all the countries in which we operate corresponding to all primary patents and applications. Even if patents are granted, effective enforcement in some countries may not be available. In particular, intellectual property rights are difficult to enforce in countries where the application and enforcement of the laws governing such rights may not have reached the same level as compared to other jurisdictions where we operate. Consequently, operating in some countries may subject us to an increased risk that unauthorized parties may attempt to copy or otherwise use intellectual property or the intellectual property of suppliers or other parties with whom we engage. There is no assurance that we will be able to protect our intellectual property rights or have adequate legal recourse in the event that we seek legal or judicial enforcement of our intellectual property rights under the laws of such countries. Any inability on our part to adequately protect our intellectual property may have a material adverse effect on our business, financial condition and results of operations.

We may become party to intellectual property claims or litigation that could cause us to incur substantial costs, pay substantial damages or prohibit us from selling our products.

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. From time to time, we may receive communications from third parties that allege that our products or technologies infringe their patent or other intellectual property rights. Lawsuits or other proceedings resulting from allegations of infringement could subject us to significant liability for damages, invalidate our proprietary rights and adversely affect our business. In the event that any third party succeeds in asserting a valid claim against us or any of our customers, we could be forced to do one or more of the following:

- discontinue selling, importing or using certain technologies that contain the allegedly infringing intellectual property which could cause us to stop manufacturing certain products;
- seek to develop non-infringing technologies, which may not be feasible;
- incur significant legal expenses;
- pay substantial monetary damages to the party whose intellectual property rights we may be found to be infringing; and/or
- we or our customers could be required to seek licenses to the infringed technology that may not be available on commercially reasonable terms, if at all.

If a third party causes us to discontinue the use of any technologies, we could be required to design around those technologies. This could be costly and time consuming and could have an adverse effect on our financial results. Any significant impairments of intellectual property rights from any litigation we face could materially and adversely impact our business, financial condition, results of operations and our ability to compete.

Certain software that we use in our products is licensed from third parties and may not be available to us in the future, which may delay product development and production or cause us to incur additional expense.

Some of our solutions contain software licensed from third parties, some of which may not be available to us in the future on terms that are acceptable to us or allow our products to remain competitive. The loss of these licenses or the inability to maintain any of them on commercially acceptable terms could delay development of future products or the enhancement of existing products.

Interruptions in our information systems or networks, including attempted security breaches and other cybersecurity incidents, could adversely affect our business.

We rely on the efficient and uninterrupted operation of complex information technology applications, including third-party cloud applications, systems and networks to operate our business. The reliability and security of information technology infrastructure and software, and our ability to expand and continually update technologies in response to changing needs is critical to our business. Any significant interruption in these applications, systems or networks, including but not limited to new system implementations, computer viruses, cybersecurity incidents, facility issues or energy blackouts, could have a material adverse impact on our business, financial condition and results of operations.

Our business also depends on various outsourced IT services. We rely on third-party vendors to provide critical services and to adequately address cybersecurity threats to their own systems. Any failure of third-party systems and services to operate effectively could disrupt our operations and could have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity incidents involving our information systems and networks could result in the misappropriation of proprietary information and technology. Although we have taken steps to protect the security of our information systems and networks and the data maintained in those systems and networks, we may experience cybersecurity incidents of varying degrees. It is possible that our current information systems and cybersecurity risk management processes, safety and security measures will not prevent against improper access, data loss, disclosure of proprietary information, or business disruptions in the event of a cybersecurity incident. We continue to develop our cybersecurity risk management processes, including hiring additional personnel and implementing tools, to address an increasingly complex cybersecurity threat landscape, but we cannot assure you that our safety and security measures will prevent all cybersecurity incidents and we may not have sufficient resources to adequately protect against, or to investigate and remediate against all cybersecurity incidents. Additionally, external events, like the conflict between Russia and Ukraine, can increase the likelihood of cybersecurity incidents. There can be no assurance that any cybersecurity incident will not have a material impact on our operations and financial results. There are many evolving risks to cybersecurity, data protection and privacy, including criminal hackers, state-sponsored intrusions, industrial espionage, employee malfeasance, and human or technological error. In the event of a security breach or other cybersecurity incident, we, our customers or other third parties could be exposed to potential liability, litigation, and regulatory action, as well as the loss of existing or potential customers, damage to reputation, and other financial loss.

In addition, the cost and operational consequences of responding to security breaches and other cybersecurity incidents and implementing remediation measures could be significant. We could also be impacted by existing and proposed laws and regulations, as well as government policies and practices related to cybersecurity, privacy and data protection.

Cybersecurity incidents could result in interruptions or delays to us, our customers, or other third-party operations or services, financial loss, potential liability, and damage to our reputation and affect our relationships with customers and suppliers.

Further, we may be subject to theft, loss, or misuse of personal and confidential data regarding our employees, customers and suppliers that is routinely collected, used, stored, and transferred to run our business. Such theft, loss, or misuse could result in significantly increased business and security costs or costs related to defending legal claims.

Global privacy, data protection and cybersecurity legislation, enforcement, and policy activity are rapidly expanding and creating a complex regulatory compliance environment. In addition, even inadvertent failure to comply with federal, state, or international privacy-related, data protection or cybersecurity laws and regulations could result in proceedings against us by governmental entities or others. Our costs to comply with and implement these measures could be significant.

Risks Related to Regulatory Compliance and Legal Matters

Our failure, or the failure of our customers, to comply with the large body of laws and regulations to which we are subject could have a material adverse effect on our business and operations.

We are subject to regulation by various governmental agencies in the United States and other jurisdictions in which we operate. These include traditional automotive quality standards and regulations as well as international trade regulations. Our failure to comply with any applicable regulations or requirements could subject us to investigations, sanctions, enforcement actions, fines, damages, penalties, or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be materially and adversely affected. In addition, responding to any action will likely result in a significant diversion of management's attention and financial resources.

Furthermore, if our customers fail to comply with these regulations, we may be required to suspend sales to these customers, which could damage our reputation and negatively impact our results of operations.

Our business may be adversely affected by costs relating to product defects, and we could be faced with product liability claims.

There is a risk that defects may occur in our products. We make highly complex integrated circuits and our customers typically integrate the semiconductors we sell into numerous automotive products, which are then sold into the marketplace. A defect in any of our products could give rise to significant costs, including expenses relating to recalling the products, replacing defective items and writing down defective inventory as well as lead to the loss of potential sales.

In addition, the occurrence of such defects may give rise to product liability claims, including liability for damages caused by such defects if our semiconductors or the consumer products based on them malfunction and result in personal injury or death. Such claims could result in significant costs and expenses relating to damages and attorneys' fees. Moreover, since the cost of replacing defective semiconductor devices is often much higher than the value of the devices themselves, we may at times face damage claims from customers that are in excess of the amounts paid to us for products, including consequential damages. We may even be named in product liability claims where there is no evidence that our products caused the damage in question.

Additionally, customers may recall their end products if they prove to be defective or they may make compensatory payments in accordance with industry or business practice or in order to maintain good customer relationships. If such a recall or payment is caused by a defect in one of our products, customers may seek to recover all or a portion of their losses from us. If any of these risks materialize, our reputation would be harmed and there could be a material adverse effect on our business, financial condition and results of operations.

We may face significant warranty claims.

Our semiconductor devices are sold with warranties. The warranty for our products requires us to repair or replace products that are deficient. As a result, we bear the risk of warranty claims on all products we supply, including those manufactured by third parties. There can be no assurance that we will be successful in claiming under any warranty or indemnity provided to us by our suppliers or vendors in the event of a successful warranty claim against us by a customer, or that any recovery from such vendor or supplier would be adequate. Although we haven't historically experienced deficient warranty reserves, there is a risk that warranty claims made against us will exceed our warranty reserve and could have a material adverse effect on our financial condition, results of operations, business and/or prospects.

Significant litigation could impair our reputation and cause us to incur substantial costs.

We may be party to various lawsuits and claims arising in the ordinary course of business, including claims relating to intellectual property, customer contracts, employment matters, third-party manufacturers or subcontractors, or other aspects of our business. Litigation, regardless of outcome, could result in substantial costs, reputational harm and a diversion of management's attention and resources. The outcome of litigation is often difficult to predict, and any litigation may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business and operations could be negatively affected if it becomes subject to any securities litigation or stockholder activism, which could cause us to incur significant expense, hinder execution of our business and growth strategy and impact our stock price.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Stockholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of our Class A common stock, allegations arising in connection with the Transaction or other reasons may in the future cause us to become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert management's and our Board of Directors' attention and resources from our business. Additionally, such securities litigation and stockholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist stockholder matters. Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

We are subject to export restrictions and laws affecting trade and investments that could materially and adversely affect our business and results of operations.

We have material operations and relationships in China, including an interest in Wuxi indie Microelectronics Technology Co., Ltd. ("Wuxi"), a partially-owned Chinese subsidiary. Since the beginning of 2018, there have been several instances of U.S. tariffs on Chinese goods, some of which prompted retaliatory Chinese tariffs on U.S. goods. In May 2019, the U.S. president issued an executive order that invoked national emergency economic powers to implement a framework to regulate the acquisition or transfer of information communications technology in transactions that imposed undue national security risks. These actions could lead to additional restrictions on the export of products that include or enable certain technologies, including products we provide to China-based customers.

The institution of trade tariffs both globally and between the U.S. and China specifically carries the risk of negatively affecting China's overall economic condition, which could have a negative impact on us as we have significant operations in China.

Furthermore, the imposition of tariffs could cause a decrease in the sales of products to customers located in China or other customers selling to Chinese end users, which could materially and adversely affect our business, financial condition and results of operations.

We are subject to U.S. laws and regulations that could limit and restrict the export of some products and services and may restrict transactions with certain customers, business partners and other persons, including, in certain cases, dealings with or between our employees and subsidiaries. In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies and in other circumstances we may be required to obtain an export license before exporting the controlled item. Compliance with these laws and regulations could materially limit operations or sales, which would materially and adversely affect our business and results of operations.

In addition, U.S. laws and regulations and sanctions, or threat of sanctions, that could limit and restrict the export of some of our products and services to customers, may also encourage customers to develop their own solutions to replace our products, or seek to obtain a greater supply of similar or substitute products from competitors that are not subject to these restrictions, which could materially and adversely affect our business, financial condition and results of operations.

Changes in domestic or international changes in tax rates, the adoption of new tax laws or other exposure to additional tax liabilities could adversely affect our results of operations and financial condition.

We are subject to income and other taxes in both the United States and various foreign jurisdictions. Changes to sustained yield or regulations in the jurisdictions in which we operate, or in the interpretation of such laws or regulations, could significantly increase our effective tax rate and reduce cash flow from operating activities, and otherwise have a material adverse effect on our financial condition. In addition, other factors or events, including business combinations and investment transactions, changes in the valuation of deferred tax assets and liabilities, adjustments to taxes upon finalization of various tax returns or as a result of deficiencies asserted by taxing authorities, increases in expenses not deductible for tax purposes, changes in available tax credits, changes in transfer pricing methodologies, other changes in the apportionment of income and other activities among tax jurisdictions, and changes in tax rates, could also increase our effective tax rate.

Our tax filings are subject to review or audit by the U.S. Internal Revenue Service (the "IRS") and state, local and foreign taxing authorities. We exercise significant judgment in determining our worldwide provision for taxes and, in the ordinary course of business, there may be transactions and calculations where the proper tax treatment is uncertain. Our determinations are not binding on the IRS or any other taxing authorities, and accordingly the final determination in an audit or other proceeding may be materially different than the treatment reflected in our tax provisions, accruals and returns. An assessment of additional taxes because of an audit could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Failure to comply with anti-corruption laws or violations of our internal policies designed to ensure ethical business practices could cause damage to our reputation, adversely affect our business and could result in substantial fines, sanctions, and criminal or civil penalties.

We operate in a number of countries throughout the world, including in countries that do not have as strong a commitment to anti-corruption and ethical behavior as is required by U.S. laws or by corporate policies. We are subject to the risk that us, our U.S. employees or our employees located in other jurisdictions or any third parties that we engage to do work on our behalf in foreign countries may take action determined to be in violation of anti-corruption laws in any jurisdiction in which we conduct business, including the U.S. Foreign Corrupt Practices Act of 1977 (the "FCPA"). In addition, we operate in certain countries in which the government may take an ownership stake in an enterprise and such government ownership may not be readily apparent (thereby increasing potential FCPA violations). Any violation of the FCPA or any similar anti-corruption law or regulation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions and might adversely affect our business, results of operations or financial condition. In addition, we have internal ethics policies that we require our employees to comply with in order to ensure that our business is conducted in a manner that our management deems appropriate. If these anti-corruption laws or internal policies were to be violated, our reputation and operations could also be substantially harmed.

In order to comply with environmental and occupational health and safety laws and regulations, we may need to modify our activities or incur substantial costs, liabilities, obligations and fines, or require us to have suppliers alter their processes.

The semiconductor industry is subject to a variety of international, federal, state, local and non-U.S. laws and regulations governing pollution, environmental protection and occupational health and safety. Compliance with current or future environmental and occupational health and safety laws and regulations could restrict our ability to expand our business or require us to modify processes or incur other substantial expenses which could harm business. Environmental and occupational health and safety laws and regulations have tended to become more stringent over time, causing a need to redesign technologies, imposing greater compliance costs and increasing risks and penalties associated with violations, which could seriously harm business.

Additionally, companies across many industries are facing increasing attention on environmental, social, and governance ("ESG") matters. Expanding mandatory and voluntary reporting, diligence, and disclosure on ESG topics such as climate change, carbon emissions, water usage, waste management, human capital, forced labor, and risk oversight, may expand the nature, scope, and complexity of matters that we are required to control, assess, and report. We expect these rapidly changing laws, regulations, policies, interpretations, and expectations, as well as increased enforcement actions by various governmental and regulatory agencies, will continue to increase the cost of our compliance and risk management programs, which could have a material adverse effect on our business, results of operations, and financial condition. If our ESG practices and disclosures do not meet the expectations and standards of our stockholders, customers, and other industry stakeholders, our reputation and business activities also may be negatively impacted.

Risks Related to Doing Business in China

A majority of our consolidated revenue is generated from product sales with a final shipping destination in China, and a portion of our operations are conducted in China through Wuxi, our Chinese subsidiary that we control, and therefore, we face additional risks and uncertainties related to doing business in China in general, including but not limited to the following:

Uncertainties with respect to the PRC legal system could adversely affect our China business.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protection afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights, including the legal rights of our China subsidiary. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules. As a result, we may not be able to keep ourselves updated with these policies and rules in time. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations, including the operations of our China subsidiary.

Changes in China's economic, political and social conditions, as well as changes in any government policies, laws and regulations may be quick with little advance notice and could have a material adverse effect on our China subsidiary's business our results of operations.

A portion of our operations is conducted through Wuxi and a majority of our consolidated revenues were generated from product sales with a final shipping destination in China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake may be subject, to a significant extent, to economic, political and legal developments in China.

China's economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our products and the products of Wuxi depends, in part, on economic conditions in China. Any slowdown in China's economic growth may cause our potential customers to delay or cancel their plans to purchase our products and the products of Wuxi, which in turn could reduce our revenues.

Although China's economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China's economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations may be quick with little advance notice and could adversely affect the economy in China and could have a material adverse effect on our business, the business of our China subsidiary and the value of our common stock.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us, or more specifically, we cannot assure you that the PRC government will not initiate possible governmental actions or scrutiny to us, which could substantially affect the operation of our China subsidiary, the operations of our customers, and the value of our common stock.

Our China subsidiary may be limited in its ability to make payments, dividends or other distributions to us.

Although Wuxi has not historically paid dividends or made distributions on equity to ADK LLC, it may be limited in its ability to make such distributions in the future. If Wuxi incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax and other authorities may require Wuxi to adjust its taxable income in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of our securities.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Wuxi receives substantially all of its revenues in RMB. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, we believe Wuxi would be able to pay dividends in foreign currencies to ADK LLC without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped-up scrutiny of major outbound capital movement. More restrictions and substantial vetting processes are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents Wuxi from obtaining sufficient foreign currencies to satisfy its foreign currency demands, Wuxi may not be able to pay dividends in foreign currencies to ADK LLC.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit Wuxi's ability to distribute dividends to ADK LLC. Wuxi also faces regulatory uncertainties that could restrict its ability to adopt additional incentive plans for its directors, executive officers and employees under PRC law.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, though such oversight is not applicable to us, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on the Nasdaq Capital Market, financial condition, and results of operations.

Even though, currently, we and Wuxi are not subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data, these laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

The Cybersecurity Law, the Cybersecurity Review Measures and the PRC's Data Security Law impose regulations, review and conditions on the storage, security, purchase, collection and use of personal information and important data collected and generated by a critical information infrastructure operator ("CIIO") in the course of its operations in China, including on the purchase of data affecting national security. The exact scope of what constitutes a "CIIO" remains unclear. Further, the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. While our business and Wuxi's business do not currently include the type of activities subject to this regulation, there remains uncertainty about the final content of these and other regulations, interpretation and implementation, and various other implications. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us and Wuxi.

As of the date of this report, we have not received any notice from any authorities identifying us or Wuxi as a CIIO or requiring us to undertake a cybersecurity review by the CAC. Further, we have not been subject to any penalties, fines, suspensions, or investigations from any competent authorities for violation of the regulations or policies that have been issued by the CAC to date. We believe that neither we nor Wuxi are subject to the cybersecurity review by the CAC, given that we are a manufacturer and not engaged in any operation of information infrastructure. However, there remains uncertainty as to how the regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply, but any such future laws, regulations or review could be time-consuming and costly to comply with, and could have a material impact on our and our Wuxi's operations and financial results.

Risks Related to Financial Reporting, Internal Controls and Being a Public Company

We may not be able to timely and effectively implement and maintain controls and procedures required by Section 404 of the Sarbanes-Oxley Act that are applicable to us, which could result in materially misstated financial reporting.

As a public company, we are required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to establish and periodically evaluate procedures with respect to our internal controls over financial reporting. In addition, as a public company, we are required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify the effectiveness of our internal controls over financial reporting. Section 404(a) of the Sarbanes-Oxley Act ("Section 404(a)") requires that management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act ("Section 404(b)") requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, we historically relied on the exemptions provided in the JOBS Act, and consequently were not required to comply with SEC rules that implement Section 404(b). As of December 31, 2023, we are no longer an "emerging growth company." As a result, we are now required to comply with these rules, we expect to incur additional expenses and devote increased management effort.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results. As a result, our stakeholders could lose confidence in our financial reporting, which could adversely affect the results of our business and our enterprise value. In connection with our assessment of internal control over financial reporting, we identified material weaknesses in our internal control over financial reporting as of December 31, 2023 (see Item 9A. *Controls and Procedures* for additional detail). The deficiencies above led to certain misstatements which were corrected prior to the issuance of the current year financial statements. These material weaknesses create a reasonable possibility that material misstatements to our consolidated financial statements may not be prevented or detected in a timely manner. Accordingly, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2023. The disclosure of these material weaknesses, even if quickly remediated, could reduce the market's confidence in our financial statements and harm our enterprise value.

We will need to undertake significant efforts to strengthen our processes and systems and adapt them to changes as our business evolves (including with respect to being a publicly traded company). This continuous process of maintaining and adapting our internal controls is expensive and time-consuming, and requires significant management attention. We cannot be certain that our internal control measures will provide adequate control over our financial processes and reporting. Furthermore, as our business evolves, and if we expand through acquisitions of other companies, make significant investments in other companies or enter into joint development and similar arrangements, our internal controls may become more complex, and we will require significantly more resources to ensure our internal controls remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm identify material weaknesses, the disclosure of that fact, even if quickly remediated, could reduce the market's confidence in our financial statements and harm our enterprise value.

We incur significant expenses and administrative burdens as a public company, which could have a material adverse effect on our business, financial condition and results of operations.

As a public company, we incur significant legal, accounting, administrative and other costs and expenses. The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Act and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board and the securities exchanges, impose various reporting and other obligations on public companies. These public company rules and regulations requires our management and other personnel to devote a substantial amount of time to compliance with these obligations. Moreover, these rules and regulations contribute to increased legal and financial compliance costs and make some activities costly, including activities associated with meeting SEC reporting requirements. These increased costs, which have included expanding our employee base and hiring additional employees to support our operations as a public company, require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. It is also expensive to maintain director and officer liability insurance. Risks associated with our status as a public company may also make it more difficult to attract and retain qualified persons to serve on the Board of Directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs. Furthermore, if any issues in complying with those requirements are identified (for example, identified material weaknesses or significant deficiencies in our internal control over financial reporting), we have in the past, and could in the future, incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of it. In connection with our assessment of internal control over financial reporting, we identified material weaknesses in our internal control over financial reporting as of December 31, 2023 (see Item 9A. *Controls and Procedures* for additional detail).

As of December 31, 2023, we are no longer an emerging growth company, as defined under the JOBS Act, and will no longer be able to take advantage of certain exemptions from various reporting requirements that are applicable to emerging growth companies. In particular, we are now required to, among other things, comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, provide additional disclosure regarding executive compensation in our periodic reports and proxy statements, and hold a nonbinding advisory vote on executive compensation. In addition, we will no longer be able to use the extended transition period for complying with new or revised accounting standards available to emerging growth companies. Such changes may require us to incur additional costs for compliance.

Risks Related to Ownership of Our Class A Common Stock and Organizational Documents

There can be no assurance we will be able to comply with the continued listing standards of Nasdaq for our Class A common stock.

Our Class A common stock is currently listed on the Nasdaq Stock Market. In order to maintain such listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders' equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with the applicable listing standards. Although we are currently in compliance with such listing standards, we may in the future fall out of compliance with such standards. If we are unable to maintain compliance with these Nasdaq requirements, our Class A common stock will be delisted from Nasdaq. If Nasdaq delists our Class A common stock from trading on its exchange for failure to meet the listing standards, we and our security holders could face significant material adverse consequences including:

- a limited availability of market quotations for our securities;
- reduced liquidity for our securities;
- a determination that shares of the Class A common stock are "penny stock" which will require brokers trading in the Class A common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;
- a limited amount of news and analyst coverage; and
- a decreased ability to issue additional securities or obtain additional financing in the future.

An investment in our Class A common stock may be diluted by the future issuance of additional Class A common stock or LLC Units in connection with our incentive plans, acquisitions or otherwise.

As of December 31, 2023, we have 400,000,000 shares of Class A common stock authorized, including 18,694,332 shares of Class A common stock issuable upon exchange of ADK LLC units that are held by certain indie Equity Holders, 5,000,000 shares of Class A common stock issuable upon achievement of earn-out, 6,755,699 shares of Class A common stock reserved for issuance under the Equity Incentive Plan and 4,288,027 shares of Class A common stock reserved for issuance under the 2023 Inducement Incentive Plan as described below. Additionally, in connection with our recent acquisitions, we may elect to pay certain contingent considerations due upon achievement of milestone targets in shares of Class A common stock. Our Certificate of Incorporation authorizes us to issue these shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our Board of Directors in its sole discretion, whether in connection with acquisitions or otherwise. Similarly, the Amended Operating Agreement permits ADK LLC to issue an unlimited number of additional limited liability company interests of ADK LLC with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the ADK LLC units, and which may be exchangeable for shares of Class A common stock. Any Class A common stock that we issue, including under the Equity Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who own shares of Class A common stock.

As of December 31, 2023, 164,979,958 shares of Class A common stock have been issued.

There may be sales of a substantial amount of Class A common stock by our stockholders and these sales could cause the price of our securities to fall.

Pursuant to registration rights we have granted to certain stockholders, certain stockholders are entitled to demand that we register the resale of their securities subject to certain minimum requirements. These parties may sell large amounts of our Class A common stock in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the share price of Class A common stock or putting significant downward pressure on the price of our Class A common stock.

Sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales will occur, could adversely affect the market price of our Class A common stock and make it difficult for us to raise funds through securities offerings in the future.

Delaware law and our Certificate of Incorporation and Bylaws contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Our Certificate of Incorporation and Bylaws, and the General Corporation Law of the State of Delaware (the "DGCL"), contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, and therefore depress the trading price of our Class A common stock. These provisions could also make it difficult for stockholders to elect directors who are not nominated by the current members of our Board of Directors, effect changes in management or take other corporate actions. Among other things, the Certificate of Incorporation and Bylaws include provisions regarding:

- a classified Board of Directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our Board of Directors;
- the ability of our Board of Directors to issue shares of preferred stock, including "blank check" preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
- the limitation of the liability of, and the indemnification of, our directors and officers;
- the right of our Board of Directors to elect a director to fill a vacancy created by the expansion of our Board of Directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our Board of Directors;
- the requirement that directors may only be removed from our Board of Directors for cause;
- the requirement that a special meeting of stockholders may be called only by our Board of Directors, the chairman of our Board of Directors or our chief executive officer, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;
- controlling the procedures for the conduct and scheduling of meetings of our Board of Directors and stockholders;
- the requirement for the affirmative vote of holders of $66\frac{2}{3}\%$ of the voting power of our outstanding voting capital stock, voting together as a single class to amend, alter, change or repeal certain provisions in the Certificate of Incorporation and the Bylaws, respectively, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our Board of Directors and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;
- the ability of our Board of Directors to amend the Bylaws, which may allow our Board of Directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Bylaws to facilitate an unsolicited takeover attempt; and
- advance notice procedures with which stockholders must comply to nominate candidates to our Board of Directors or to propose matters to be acted upon at a stockholders' meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our Board of Directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our Board of Directors or management.

In addition, as a Delaware corporation, we are generally subject to provisions of Delaware law, including the DGCL. Although we have elected not to be governed by Section 203 of the DGCL, certain provisions of the Certificate of Incorporation, in a manner substantially similar to Section 203 of the DGCL, prohibit certain stockholders (other than those stockholders who are party to a stockholders' agreement with us) who hold 15% or more of our outstanding capital stock from engaging in certain business combination transactions with us for a specified period of time unless certain conditions are met.

Any provision of the Certificate of Incorporation, Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock.

Our Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of us, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or stockholder of ours to us or our stockholders, (3) action arising pursuant to any provision of the DGCL or our Certificate of Incorporation or our Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery, or (4) action asserting a claim against us governed by the internal affairs doctrine (the "Delaware Exclusive Forum Provision"). Our Certificate of Incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the inclusion of such provision in our Certificate of Incorporation will not be deemed to be a waiver by our stockholders of our obligation to comply with federal securities laws, rules and regulations, and the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our Certificate of Incorporation. If any action the subject matter of which is within the scope of the Delaware Exclusive Forum Provision is filed in a court other than a court located within the State of Delaware (a "foreign action") in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an "enforcement action"), and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder's counsel in the foreign action as agent for such stockholder.

This choice-of-forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our Certificate of Incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and Board of Directors.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Risk Assessment

We have developed policies and processes for assessing, identifying, and managing material risk from cybersecurity threats informed by industry-recognized standards. We have integrated these processes into our overall risk management systems and programs. Our cybersecurity program includes, among other things: procedures to assess material risk from cybersecurity threats, protocols to monitor any potential unauthorized access to, or conducted through, our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein, mechanisms to safeguard network infrastructure, mandatory employee training on information security, and assessing the sufficiency of existing policies, procedures, systems, controls and other safeguards in place to manage such risks. As part of our risk management process, we have engaged and expect to continue to engage third party experts to help identify and assess risks from cybersecurity threats. Our risk management process is also designed to address cybersecurity risks associated with our use of third-party service providers, and includes procedures such as reviewing security audits and controls of these providers during the onboarding process.

In connection with these risk assessments, we design, implement and maintain reasonable safeguards to minimize the identified risks and address identified gaps in existing safeguards, update existing safeguards as necessary and monitor the effectiveness of our safeguards.

As of December 31, 2023, we have not identified any risks from cybersecurity threats (including as a result of any previous cybersecurity incidents) that have materially affected our business strategy, our results of operations or our financial condition, but there can be no guarantee that we will not experience a cybersecurity incident in the future. We can give no assurance that we have detected or protected against all cybersecurity threats or cybersecurity incidents.

For further discussion of cybersecurity risks, please see our Risk Factors discussion under the heading, "*Risks Related to Our Intellectual Property, Technology and Cybersecurity.*"

Governance

Our Board of Directors (the "Board") has oversight responsibility over the Company's strategy and risk management, including material risks related to cybersecurity threats. The Audit Committee of the Board (the "Audit Committee") oversees the management of systemic risks, including cybersecurity, in accordance with its charter. The Audit Committee receives periodic reports from management concerning our significant cybersecurity threats and risks and the processes we have implemented to address them, and engages in discussions with management regarding the Company's significant risk exposures and the measures implemented to monitor and control these risks. These discussions include a review of our cybersecurity-related risk assessment and risk management policies.

Management, in coordination with our information technology department, is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into our overall risk management strategy, and communicating key priorities to relevant personnel. Management, along with our information technology department, is responsible for approving budgets, approving cybersecurity processes, and reviewing cybersecurity assessments and other cybersecurity-related matters.

Our cybersecurity incident response and vulnerability management processes are designed to escalate cybersecurity incidents to members of management depending on the circumstances. Our information technology department works with management, including the Chief Operating Officer and Chief Financial Officer, to help mitigate and remediate cybersecurity incidents of which they are notified. Our information technology department, led by our director of information technology, includes individuals with over 20 years of prior work experience in various roles involving security, compliance, systems and risk management implementation. In addition, our incident response processes include procedures for reporting material cybersecurity incidents to the Audit Committee for material cybersecurity incidents.

ITEM 2. PROPERTIES

We are headquartered in Aliso Viejo, California with design centers and sales offices in Austin, Texas; Boston, Massachusetts; Detroit, Michigan; San Francisco and San Jose, California; Cordoba, Argentina; Budapest, Hungary; Dresden, Frankfurt an der Oder, Munich and Nuremberg, Germany; Edinburgh, Scotland; Schlieren, Switzerland; Rabat, Morocco; Haifa, Israel; Quebec City and Toronto, Canada; Seoul, South Korea; Tokyo, Japan, and several locations throughout China. We engage subcontractors to manufacture our products. The majority of these subcontractors are located in Asia. We periodically evaluate our facility requirements as necessary and believe our existing and planned facilities are sufficient for our needs for at least the next 12 months. The following table sets forth our principal facilities:

Location	Square Footage	Location	Square Footage
Aliso Viejo, California	18,000	Ontario, Canada	10,377
Austin, Texas	5,753	Quebec City, Canada	50,050
Detroit, Michigan	32,700	Schlieren, Switzerland	11,108
San Jose, California	23,135	Shanghai, China	5,162
Edinburgh, Scotland	5,328	Suzhou, China	6,841
Haifa, Israel	6,641		

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may be involved in disputes, legal proceedings, governmental actions, or subject to claims incident to the ordinary course of business. The outcome of legal proceedings is inherently uncertain, and there can be no assurances that favorable outcomes will be obtained. Further, regardless of the outcome, such proceedings or claims can have an adverse impact on us, which may be material because of defense and settlement costs, diversion of resources and other factors.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

(a) Market Information

Our Class A Common Stock is listed on the Nasdaq Capital Market under the symbol "INDI".

(b) Holders of Common Stock

As of February 26, 2024, there were approximately 169 holders of record of our Class A common stock, which include the number of shareholders that hold shares in "street name" through banks or broker-dealers.

(c) Dividends

We have not paid any cash dividends on our ordinary shares to date. The payment of any cash dividends will be within the discretion of our Board of Directors at such time. In addition, our Board of Directors is not currently contemplating and does not anticipate declaring any share dividends in the foreseeable future.

(d) Issuer Purchases of Equity Securities

We announced on November 16, 2022 that our Board of Directors had authorized the repurchase, from time to time, of up to $50.0 million of Class A common stock and/or warrants to purchase common stock. There were no repurchases of common stock made during the three months ended December 31, 2023. As of December 31, 2023, $42.6 million of the approved balance remains available for future repurchases.

(e) Unregistered Sales of Equity Securities and Use of Proceeds

On various dates between October 2, 2023 and December 15, 2023, the Company issued an aggregate of 346,946 shares of its Class A common stock to three ADK Minority Holders in exchange for an equal number of their ADK LLC units. The shares of Class A common stock were issued to the two ADK Minority Holders in reliance on the exemption under Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"). In connection with such exchange, 300,000 shares of Class V common stock held by the ADK Minority Holders were cancelled and 46,946 shares of ADK LLC units were exchanged for Class A common stock.

(f) Performance Graph

The following graph and table compare our stock performance to three stock indices since June 10, 2021, our first trading day, assuming $100 investment was made:



	6/11/2021		12/31/2021		12/31/2022		12/31/2023	
indie Semiconductor, Inc.	$	100	$	111	$	54	$	75
Nasdaq Capital Market Composite	$	100	$	82	$	46	$	41
PHLX Semiconductor Sector	$	100	$	123	$	79	$	130

Past stock price performance is not necessarily indicative of future stock price performance.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF INDIE

Unless the context otherwise requires, all references in this section to the "Company," "we," "us, or "our" refer to the business of indie and its subsidiaries prior to the consummation of the Transaction. Throughout this section, unless otherwise noted, "indie" refers to indie Semiconductor, Inc. and its consolidated subsidiaries.

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. You should read this discussion and analysis in conjunction with the accompanying audited consolidated financial statements and notes thereto included elsewhere in this Form 10-K. Certain amounts may not foot due to rounding. This discussion and analysis contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" included elsewhere in this Form 10-K. We assume no obligation to update any of these forward-looking statements except as required by law. Actual results may differ materially from those contained in any forward-looking statements.

OUR COMPANY

indie offers highly innovative automotive semiconductors and software solutions for Advanced Driver Assistance Systems ("ADAS"), autonomous vehicle, connected car, user experience and electrification applications. We focus on edge sensors across multiple modalities spanning LiDAR, radar, ultrasound and computer vision. These functions represent the core underpinnings of both electric and autonomous vehicles, while the advanced user interfaces are transforming the in-cabin experience to mirror and seamlessly connect to the mobile platforms we rely on every day. We are an approved vendor to Tier 1 automotive suppliers and our platforms can be found in marquee automotive manufacturers around the world. Headquartered in Aliso Viejo, California, indie has design centers and sales offices in Austin, Texas; Boston, Massachusetts; Detroit, Michigan; San Francisco and San Jose, California; Cordoba, Argentina; Budapest, Hungary; Dresden, Frankfurt an der Oder, Munich and Nuremberg, Germany; Edinburgh, Scotland; Schlieren, Switzerland; Rabat, Morocco; Haifa, Israel; Quebec City and Toronto, Canada; Seoul, South Korea; Tokyo, Japan and several locations throughout China.

We maintain design centers for our semiconductor engineers and designers in the United States, Argentina, Canada, Hungary, Germany, Scotland, Morocco, Israel, Switzerland and China. We engage subcontractors to manufacture our products. These subcontractors, as well as the majority of our customers' locations, are primarily in Asia. For the years ended December 31, 2023, 2022 and 2021 approximately 63%, 54% and 62%, respectively, of our product revenues were recognized for shipments to customer locations in Asia.

Execution of At-The-Market Agreement

On August 26, 2022, we entered into an At Market Issuance Agreement ("ATM Agreement") with B. Riley Securities, Inc., Craig-Hallum Capital Group LLC and Roth Capital Partners, LLC (collectively as "Sales Agents") relating to shares of our Class A common stock, par value $0.0001 per share (the "Class A common stock"). In accordance with the terms of the ATM Agreement, we may offer and sell shares of our Class A common stock having an aggregate offering price of up to $150.0 million from time to time through the Sales Agents, acting as our agent or principal. We implemented this program for the flexibility that it provides to the capital markets and to best time our equity capital needs. As of December 31, 2023, we had raised gross proceeds of $70.3 million and issued 7,351,259 shares of Class A common stock at an average per-share sales price of $9.57 through this program. For the years ended December 31, 2023 and December 31, 2022, we incurred total issuance costs of $1.1 million and $0.4 million, respectively, in connection with the ATM Agreement.

Warrant Exchange

On September 22, 2023, indie announced the commencement of an exchange offer (the "Offer") and consent solicitation (the "Consent Solicitation") relating to our outstanding (i) Public Warrants to purchase shares of Class A common stock and (ii) Private Warrants to purchase shares of Class A common stock (together with the Public Warrants, the "Warrants").

The Offer and the Consent Solicitation expired at 11:59 p.m., Eastern Time on October 20, 2023. Upon expiration of the Offer and the Consent Solicitation, 24,658,461 Warrants, or approximately 90.0% of the outstanding Warrants, were tendered. Subsequently, we issued 7,027,517 shares of Class A common stock, or an exchange ratio of 0.285, for the Warrants tendered in the Offer on October 25, 2023. Additionally, we received the approval of approximately 89.8% of the outstanding Warrants to amend the warrant agreement governing the Warrants (the "Amendment No. 2"), which exceeded the majority of the outstanding warrants required to effect the Amendment No. 2. This amendment permitted us to require that each Warrant that remained outstanding upon settlement of the Exchange Offer to be converted into 0.2565 shares of Class A common stock, which was a ratio 10.0% less than the exchange ratio applicable to the Exchange Offer.

We completed the exchange of the remaining 2,741,426 untendered Warrants on November 9, 2023 through issuance of 703,175 shares of Class A common stock. As a result of the completion of the Exchange Offer and the exchange for the remaining untendered Warrants, the Warrants were suspended from trading on the Nasdaq Capital Market as of the close of business on November 8, 2023, and delisted.

Recent Acquisitions

Kinetic Technologies

On January 25, 2024 (the "Deal Closing Date"), indie and ADK LLC completed an Asset Purchase Agreement (the "APA"), carving out certain assets, including R&D personnel and intellectual properties ("IP") from Kinetic Technologies ("Kinetic"), in support of a custom product development for a North American electric vehicle OEM. The closing consideration consisted of (i) $4.5 million in cash as the initial cash consideration, subject to adjustments for an adjustment holdback amount of $0.5 million and an indemnity holdback amount of $0.8 million, payable after the 18-month anniversary of the Deal Closing Date in shares of Class A common stock, par value $0.0001 (the "Class A common stock"), (ii) $3.0 million of total contingent considerations, payable in cash or Class A common stock, subject to achievement of certain production based milestones 24 months after the Deal Closing Date, and (iii) $2.5 million of contingent considerations, payable in cash or Class A common stock, subject to achievement of a revenue based milestone 12 months after the Deal Closing Date. The purchase price is subject to working capital and other adjustments as provided the APA.

Exalos AG

On September 18, 2023, Ay Dee Kay Ltd. ("indie UK") completed its acquisition of all Exalos AG, a Swiss corporation ("Exalos"), pursuant to the Share Sale and Purchase Agreement by and among indie UK, indie and all of the stockholders of Exalos, whereby indie UK acquired all of the outstanding common shares of Exalos. The closing consideration consisted of (i) the issuance by indie of 6,613,786 shares of Class A common stock, with a fair value of $42.8 million; (ii) a contingent consideration with fair value of $13.2 million at closing, payable in cash, subject to Exalos' achievement of certain revenue-based milestones through September 30, 2025; and (iii) a holdback of $2.5 million subject to final release 12 months from the acquisition date payable in shares of Class A common stock. The purchase price is subject to working capital and other adjustments as provided in the Share Purchase Agreement.

GEO Semiconductor Inc.

On February 9, 2023, we entered into an Agreement and Plan of Merger, pursuant to which Gonzaga Merger Sub Inc., a Delaware corporation and indie's wholly-owned subsidiary, will merge with and into GEO Semiconductor Inc., a Delaware corporation ("GEO"), with GEO surviving as a wholly-owned subsidiary of indie (the "Merger"). The aggregate consideration for this transaction consisted of (i) $93.4 million in cash (including accrued cash consideration at closing and net of cash acquired); (ii) the issuance by indie of 6,868,768 shares of Class A common stock at closing, with a fair value of $75.6 million; (iii) 1,907,180 shares of Class A common stock at closing, with a fair value of $21.0 million payable in the next 24-month period after closing; and (iv) contingent considerations with fair value of $59.3 million at closing payable in cash or in Class A common stock, subject to achieving certain GEO-related revenue targets through September 30, 2024. The purchase price is subject to working capital and other adjustments as provided in the Agreement and Plan of Merger. The transaction was completed on March 3, 2023.

Silicon Radar

On February 21, 2023, Symeo GmbH ("Symeo"), one of our wholly-owned subsidiaries, completed its acquisition of all of the outstanding capital stock of Silicon Radar GmbH ("Silicon Radar"). The acquisition was consummated pursuant to a Share Purchase Agreement by and among Symeo, indie and the holders of the outstanding capital stock of Silicon Radar. The closing consideration consisted of (i) $9.2 million in cash (including debt payable at closing and net of cash acquired), (ii) the issuance by indie of 982,445 shares of Class A common stock at closing, with a fair value of $9.8 million; and (iii) a contingent consideration with fair value of $9.2 million at closing, payable in cash or in Class A common stock subject to Silicon Radar's achievement of certain revenue-based and design-win milestones through February 21, 2025. The purchase price is subject to working capital and other adjustments as provided in the Share Purchase Agreement.

See *Note 3 — Business Combinations* and *Note 23 ━ Subsequent Event* for additional descriptions of these acquisitions.

Reverse Recapitalization with Thunder Bridge Acquisition II

On June 10, 2021, we completed a series of transactions (the "Transaction") with Thunder Bridge Acquisition II, Ltd ("TB2") pursuant to the Master Transactions Agreement dated December 14, 2020, as amended on May 3, 2021 (the "MTA"). In connection with the Transaction, Thunder Bridge II Surviving Pubco, Inc, a Delaware corporation ("Surviving Pubco"), was formed to be the successor public company to TB2, TB2 was domesticated into a Delaware corporation and merged with and into and a merger subsidiary of Surviving Pubco. Additionally, we consummated a Private Investment in Public Entity ("PIPE") financing, pursuant to which Surviving Pubco issued 15 million Class A common shares, generating net proceeds of $150 million as a result of the Transaction. Also on June 10, 2021, Surviving Pubco changed its name to indie Semiconductor, Inc., and listed our shares of Class A common stock on The Nasdaq Stock Market LLC under the symbol "INDI."

The most significant change in our reported financial position and results of operations in comparison to the prior year is gross cash proceeds of $399.5 million from the Transaction, which includes $150.0 million in proceeds from the PIPE financing that was consummated in conjunction with the Transaction. The increase in cash was offset by transaction costs incurred in connection with the Transaction of approximately $43.5 million plus the retirement of indie's long-term debt of $15.6 million. Approximately $29.8 million of the transaction costs and all of indie's long-term debt were paid as of June 30, 2021. Approximately $21.8 million of the transaction costs paid as of June 30, 2021 were paid by TB2 as part of the closing of the Transaction. The remainder of the transaction costs were paid as of September 30, 2021.

Upon consummation of the Transaction, indie-designated directors were appointed to seven of the nine seats of the combined Company's Board of Directors; our Chief Executive Officer and President were appointed as the other two board members; our existing senior management became the senior management of the combined company; and the stockholders of indie at the time of the Transaction became the owners of approximately 26% of the outstanding shares of Class A common stock of the combined company. Accordingly, the Transaction is being accounted for as a reverse recapitalization, whereby indie is the acquirer for accounting and financial reporting purposes and Surviving Pubco, Inc is the legal acquirer. A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of the consolidated financial statements of legacy ADK LLC in many respects. The shares remaining after redemptions, and the unrestricted net cash and cash equivalents on the closing of the Transaction, are being accounted for as a capital infusion to ADK LLC.

As a consequence of the Transaction, we became an SEC-registered, Nasdaq-listed company, which has required, and will continue to require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We are now incurring additional annual expenses as a public company for, among other things, directors' and officers' liability insurance, director fees and additional internal and external accounting, legal and administrative expenses.

Additionally, we expect our capital and operating expenditures will increase significantly in connection with ongoing activities as we invest additional working capital for various research and development projects, additional investments in equipment to meet increased project needs, and additional operating expenses to hire project managers, technicians, sales, partnership and customer service personnel, data scientists, trading teams, software engineers and administrative staff.

Our historical operations and statements of assets and liabilities may not be comparable to the operations and statements of assets and liabilities of the combined company as a result of the Transaction.

Impact of Macroeconomic Conditions

Current and continued inflationary conditions have led, and may continue to lead to, rising prices or rising interest rates, which has had a dampening effect on overall economic activity and consumer demand for automotive products. Additionally, The recent conflict in the Middle East and the implications of these events has created global political and economic uncertainty. We are closely monitoring developments, including potential impact to our business, customers, suppliers, our employees and operations in Israel, the Middle East and elsewhere. At this time, the impact to indie is subject to change given the volatile nature of the situation.

Results of Operations

A discussion of our results of operations for the year ended December 31, 2021, including a comparison to our results of operations for the year ended December 31, 2022, is included under "Results of Operations" in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, included in our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 28, 2023.

Revenue

We design, develop and manufacture primarily analog, digital and mixed-signal integrated circuits ("ICs") together with software running on the embedded processors in the majority of the ICs. Our revenue represents both (i) non-recurring engineering ("NRE") fees for the development of ICs and prototypes and (ii) product sales, the sale of semiconductors under separate commercial supply arrangements.

Our revenues fluctuate in response to a combination of factors, including the following:

- our overall product mix and sales volumes;

- gains and losses in market share and design win traction;

- semiconductor content per vehicle;

- pace at which technology is adopted in our end markets;

- fluctuations in currency exchange rates that affect our prices;

- the stage of our products in their respective life cycles;

- the effects of competition and competitive pricing strategies;

- governmental regulations influencing our markets; and

- the global and regional economic cycles.

Product Revenue. Our product revenue is recognized when the customer obtains control of the product and is based on the contractual shipping terms of a contract. We provide an assurance-type warranty which is not sold separately and does not represent a separate performance obligation. Therefore, the estimated costs of warranty claims are generally accrued as cost of goods sold in the period the related revenue is recorded. Under limited circumstances, we may offer an extended limited warranty to customers for certain products. We accrue for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. The majority of our product revenue originates from sales shipped to customer locations in Asia, and the United States.

Contract Revenue. Contract revenue is revenue earned from NRE services. Generally, our NRE contracts with our customers initially contain a single distinct performance obligation, which is to provide NRE design services for products based on the customer's specifications. Generally, our contracts also include the optional purchase of products that may be exercised at stated prices subsequent to completion of NRE design services. We have determined that the option to purchase products is not a material right and have not allocated transaction price to this provision.

For NRE arrangements, we recognize revenue over time as services are provided based on the terms of the contract on an input basis, using costs incurred as the measure of progress. The costs incurred represent the most reliable measure of transfer of control to the customer. Revenue is deferred for amounts billed or received prior to delivery of the services.

Cost of Goods Sold

Cost of goods sold consists primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging, board and device costs, manufacturing support costs, including labor and overhead associated with such purchases, final test yield fallout, inventory and warranty provisions, memory and component costs, and shipping costs. Cost of goods sold also includes compensation related to personnel associated with manufacturing and amortization of certain intangible assets acquired through the business combinations. Cost of goods sold generally does not include development costs incurred related to servicing our NRE services contracts, which are recorded to research and development and expensed as incurred.

Research and Development Expense

Costs related to research, design, and development of our products are expensed as incurred. Research and development expense consists primarily of pre-production costs related to the design and development of our products and technologies, including costs related to developing products subsidized by NRE services contracts. This includes costs with customers such as employee compensation, benefits and related costs of sustaining our engineering teams, project material costs, third-party fees paid to consultants, prototype development expenses, costs related to IP licenses, occupancy costs and related overhead based on headcount, other costs incurred in the product design and development process and amortization expenses for certain intangible assets acquired from the business combinations.

Selling, General, and Administrative Expense

Selling, general, and administrative costs include employee compensation, including compensation and benefits for executive, finance, accounting, legal, business operations and other administrative personnel. In addition, it includes marketing and advertising, outside legal, tax and accounting services, insurance, occupancy costs and related overhead based on headcount and amortization expenses for certain intangible assets acquired from the business combinations. Selling, general, and administrative costs are expensed as incurred.

Amortization for Intangible Assets Acquired from Business Combinations

As a result of the most recent business combinations, we acquired various intangible assets. The corresponding amortization expenses are included within *Cost of goods sold, Research and development expenses*, and *Selling, general and administrative expenses* based on their respective nature. Our acquired intangible assets with definite lives are amortized from the date of acquisition over periods ranging from two to seven years.

Interest Expense

Interest expense primarily consists of cash and non-cash interest under our term loan facilities, convertible notes and line of credit.

Other Income (Expense)

Other income (expense) primarily comprises the change in the fair value of the warrants and earn-out liabilities issued as a result of the Transaction and contingent considerations and holdbacks issued as a result of the recent business combinations.

Income Taxes

We utilize the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities reflect the estimated future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is the result of changes in the deferred tax asset and liability. Valuation allowances are established when necessary to reduce deferred tax assets where it is more likely than not that the deferred tax assets will not be realized. We make estimates, assumptions, and judgments to determine our provision for our income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. We also assess the likelihood that our deferred tax assets, if any, will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we establish a valuation allowance.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits which, as of the date of this report, have not been material, are recognized within provision for income taxes.

Income Tax Benefit

Income tax benefits for the year ended December 31, 2023 are primarily related to the tax effects of our acquisition structure of GEO and release of valuation allowance in China. Income tax benefits for the year ended December 31, 2022 are primarily related to our operations in Canada and Europe.

Refer to *Note 18 — Income Tax*, in our accompanying financial statements for additional detail.

Comparison of the Years Ended December 31, 2023 and 2022

Revenue

| | | Fiscal Years Ended | | | | | |
| | 2023 | | 2022 | | | |
(in thousands)	$	% of Revenue	$	% of Revenue	$ Change	% Change
Revenue:						
Product revenue	$ 195,624	88 %	$ 89,457	81 %	$ 106,167	119 %
Contract revenue	27,545	12 %	21,340	19 %	6,205	29 %
Total revenue	$ 223,169	100 %	$ 110,797	100 %	$ 112,372	101 %

Revenue for the year ended December 31, 2023 was $223.2 million, compared to $110.8 million for the year ended December 31, 2022, an increase of $112.4 million or 101%, which was driven by a $106.2 million increase in product revenue and a $6.2 million increase in contract revenue. The increase in product revenue was due primarily to change in product mix as well as higher product volume (units sold) given the continued growth in demand from our customers globally as well as the recent acquisitions. Increases in average selling price ("ASP") also contributed to the increase in product revenue year-over-year. The increase in contract revenue of $6.2 million or 29% was primarily due to a higher percentage of completion in the current period as we continue to make progress in the large multi-year non-recurring engineering project that commenced in early 2022.

Operating Expenses

| (in thousands) | Fiscal Years Ended | | | | | |
| | 2023 | | 2022 | | | |
	$	% of Revenue	$	% of Revenue	$ Change	% Change
Operating expenses:						
Cost of goods sold	$ 133,606	60 %	$ 60,491	55 %	$ 73,115	121 %
Research and development	154,507	69 %	121,197	109 %	33,310	27 %
Selling, general, and administrative	70,479	32 %	48,237	44 %	22,242	46 %
Total operating expenses	$ 358,592	161 %	$ 229,925	208 %	$ 128,667	56 %

Cost of goods sold for the year ended December 31, 2023 was $133.6 million, compared to $60.5 million for the year ended December 31, 2022. The increase of $73.1 million or 121% was primarily due to a $27.4 million increase in product shipments in connection with the increase in products sold as described above, a $21.5 million increase due to change in product mix, and a $8.2 million increase in product cost. Total cost of goods sold for the year ended December 31, 2023 also included an additional $8.7 million increase due to amortization for inventory step-up value and a $6.9 million in amortization related to acquired intangible assets, both in connection with the recent business combinations.

Research and development ("R&D") expense for the year ended December 31, 2023 was $154.5 million, compared to $121.2 million for the year ended December 31, 2022. This increase of $33.3 million or 27% was primarily due to a $16.1 million increase in personnel costs, a $14.3 million increase in product development costs and a $2.7 million increase in professional and outside services expense, all of which were to support our continuous growth in research and development needs. The increase in R&D expense year-over-year also included a $1.9 million increase in amortization expense related to R&D project licenses and acquired intangible assets from business combinations and offset by a $2.6 million decrease in share-based compensation expense. We expect research and development expense to continue to increase as we continue to grow our headcount organically to support expanded product development activities.

Selling, general and administrative expense for the year ended December 31, 2023 was $70.5 million, compared to $48.2 million for the year ended December 31, 2022. The increase of $22.2 million or 46% was primarily due to a $8.6 million increase in personnel costs due to increase in headcount, a $4.2 million increase in share-based compensation expense, and a $3.9 million increase in professional and outside services expenses. Both the increase in personnel costs and share-based compensation expense are primarily driven by increase in headcounts. Total selling, general and administrative expense for the year ended December 31, 2023 also included a $4.6 million increase in intangible asset amortization related to acquired intangible assets from business combinations in comparison to prior year. We expect selling, general, and administrative expense to continue to increase as we grow our headcount to support our global expansion and to fulfill our obligations as a publicly traded company.

Other income (expense), net

(in thousands)	Fiscal Years Ended			
	2023	2022		
	$	$	$ Change	% Change
Other income (expense), net:				
Interest income	$ 7,801	$ 2,567	$ 5,234	204 %
Interest expense	(8,650)	(1,692)	(6,958)	411 %
Gain (loss) from change in fair value of warrants	7,066	55,069	(48,003)	(87)%
Gain (loss) from change in fair value of contingent considerations and acquisition related holdbacks	(2,985)	9,468	(12,453)	(132)%
Other expense	(1,175)	(107)	(1,068)	998 %
Total other income (expense), net	$ 2,057	$ 65,305	$ (63,248)	(97)%

Interest income for the year ended December 31, 2023 was $7.8 million, compared to $2.6 million for the year ended December 31, 2022. The increase of $5.2 million from the year ended December 31, 2022 was primarily the result of higher cash balances in the 2023 period resulting from proceeds received from the 2027 Notes and increases in interest rates associated with the money market funds and marketable securities.

Interest expense for the year ended December 31, 2023 was $8.7 million, compared to $1.7 million for the year ended December 31, 2022. Interest expense relates to the routine cash and non-cash interest expenses on outstanding debt obligations. The increase was primarily driven by recognizing 12 months of interest expenses in 2023 compared to a partial year in 2022 related to the 2027 Notes.

For the years ended December 31, 2023 and 2022, we recognized gains (losses) from change from change in fair value for warrants, contingent considerations and acquisition-related holdbacks. The gains (losses) recorded represent the following:

i) Warrants: During the year ended December 31, 2023, we recognized a net gain from change in fair value of our warrants of $7.1 million, which reflected the net decrease in fair value of our warrant liability since December 31, 2022 until immediately prior to the completion of our warrant exchange to Class A common stock on November 9, 2023. The net decrease in fair value was primarily a result of the decrease of the closing price of our Class A common stock listed on the Nasdaq to $4.94 per share on November 9, 2023 from $5.83 per share on December 31, 2022. The total liability as of November 9, 2023 was reclassified to *Additional Paid in Capital* in our consolidated balance sheet. As of December 31, 2023, there was no liability remaining on the balance sheet. During the year ended December 31, 2022, we recognized an unrealized gain from change in fair value of our warrants of $55.1 million, which reflected the decrease in fair value of our warrant liability. The decrease in fair value of our warrant liability was primarily a result of the decrease of the closing price of our Class A common stock listed on the Nasdaq to $5.83 per share on December 31, 2022 from $11.99 per share on December 31, 2021.

ii) Contingent considerations and acquisition-related holdbacks: During the year ended December 31, 2023, we recognized a net unrealized loss from change in fair value of our contingent considerations and acquisition-related holdbacks of $3.0 million, which is primarily contributed by unrealized gains (losses) for the contingent considerations and acquisition related holdbacks of $3.2 million, $(5.7) million and $(0.4) million for Silicon Radar, GEO and Exalos, respectively. During the year ended December 31, 2022, we recognized a net gain from change in fair value of our contingent considerations of $9.5 million, which is primarily contributed by an unrealized gain of $5.8 million and a realized gain of $4.0 million for the contingent considerations related to the Symeo and OnDesign acquisition, respectively. During the year ended December 31, 2022, management determined that the product design specified in the contingent consideration arrangement from the OnDesign acquisition would be replaced with a new product design that is better aligned with customer requirements and which will not be eligible for either of the contingent considerations. Accordingly, the fair value for both the Tapeout and Design Win were reduced to zero, resulting in a gain of $4.0 million. The net gain from change in fair value relating to Symeo was driven by additional information that became available after the initial purchase price valuation.

Other expense for the year ended December 31, 2023 was $1.2 million, compared to $0.1 million for the year ended December 31, 2022. Other expense relates primarily to the realized and unrealized foreign currency gains and losses during the year. During the year ended December 31, 2023, we recognized a net loss of $0.8 million related to the change in fair value of our currency forward contracts entered during 2023.

Income Taxes

We utilize the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities reflect the estimated future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is the result of changes in the deferred tax asset and liability. Valuation allowances are established when necessary to reduce deferred tax assets where it is more likely than not that the deferred tax assets will not be realized. We make estimates, assumptions, and judgments to determine our provision for our income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. We also assess the likelihood that our deferred tax assets, if any, will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we establish a valuation allowance.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits which, as of the date of this report, have not been material, are recognized within provision for income taxes.

Income tax benefits for the year ended December 31, 2023 are primarily related to the tax effects of our acquisition of GEO and subsequent tax reorganizations. Income tax benefits for the year ended December 31, 2022 are primarily related to our operations in Canada and Europe.

JOBS Act

We previously elected to use the extended transition period to comply with new or revised accounting standards applicable to public companies under the JOBS Act available to emerging growth companies ("EGCs").

The market value of our Class A common stock that is held by non-affiliates exceeded $700 million as of June 30, 2023, and therefore, we no longer qualify for EGC status commencing December 31, 2023. As a result, we are now subject to certain disclosure requirements that previously were not applicable to us as an EGC and no longer have the ability to take advantage of such extended transition period to comply with new or revised accounting standards.

We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for public companies.

Liquidity and Capital Resources

Our primary use of cash is to fund operating expenses, which consist primarily of research and development expenditures, working capital requirements related to inventory, accounts payable and general and administrative expenditures. In addition, from time to time, we use cash to fund our mergers and acquisitions, purchases of various capital, intellectual property and software assets and scheduled repayments for outstanding debt obligations. Our immediate sources of liquidity are cash, cash equivalents and funds anticipated to be generated from our operations and available borrowings under our revolving credit facility. We believe these sources of liquidity will be sufficient to meet our working capital needs for at least the next 12 months. Our future capital requirements may vary from those currently planned and will depend on many factors, including our rate of sales growth, the timing and extent of spending on various business initiatives, including potential merger and acquisition activities, our international expansion, the timing of new product introductions, market acceptance of our solutions, and overall economic conditions including the potential impact of global supply imbalances, rising interest rates, inflationary pressures, the impact of the ongoing conflicts in Ukraine and the Middle East, and volatility in the global financial markets. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. We have cash deposits with large financial institutions that have stable outlooks and credit ratings as of February 29, 2024. These cash deposits may exceed the insurance provided on such deposits. As part of our cash management strategy going forward, we concentrate cash deposits with large financial institutions that are subject to regulation and maintain deposits across diverse retail banks.

Historically, we derive liquidity primarily from debt and equity financing activities as we have historically had negative cash flows from operations. On August 26, 2022, we entered into the ATM Agreement with the Sales Agents relating to shares of our Class A common stock. In accordance with the terms of the ATM Agreement, we may offer and sell shares of our Class A common stock having an aggregate offering price of up to $150.0 million from time to time through the Sales Agents, acting as our agent or principal. We implemented this program for the flexible access it provides to the capital markets. During the year ended December 31, 2023, we raised gross proceeds of $53.1 million and issued 5,219,500 shares of Class A common stock at an averaged per-share sales price of $10.18 through this program. For the year ended December 31, 2023, we incurred total issuance costs of $1.1 million. As of December 31, 2023, and since the inception of the program we have raised gross proceeds of $70.3 million and issued 7,351,259 shares of Class A common stock at an average per-share sales price of $9.57 and had approximately $79.7 million available for future issuances under the ATM Agreement. As of December 31, 2023, we have incurred total issuance costs of $1.5 million.

On November 21, 2022, we issued $160.0 million in aggregate principal of our 4.50% convertible senior notes which are due in May 2027 (the "2027 Notes"). The 2027 Notes will be convertible into cash, shares of common stock or a combination of cash and common stock at our election. We used the net proceeds from the 2027 Notes to fund the acquisitions of GEO and Silicon Radar as well as a stock repurchase program authorized by our Board of Directors in November 2022. The acquisition of Silicon Radar completed in February 2023 and GEO completed in March 2023, resulted in us funding the cash consideration portion of the purchase price of approximately $9.0 million and $90 million, respectively. The stock repurchase program resulted in us repurchasing 1.1 million shares of our outstanding common stock in November 2022 at an average cost of $6.65 per share, which amounted to a total cash outflow of $7.4 million in 2022.

On November 29, 2022, Wuxi executed a Capital Increase Agreement to raise CNY300.0 million (approximately $42.0 million) of capital by issuing 371,160 shares of its common stock, which represents 16% of Wuxi's equity at the time of issuance. As a result, indie's ownership in Wuxi has reduced from 45% to 38% in November 2022. Among other provisions, this agreement includes certain liquidation preferences for the investors of this Capital Increase Agreement as well as an ability to exchange their Wuxi shares for up to 6 million shares of indie's Class A common stock in the event Wuxi does not successfully complete a local initial public offering ("IPO") by December 31, 2027. The funds raised are intended to promote Wuxi's business development and strengthen its capabilities.

In December 2023, employees in Wuxi exercised options granted to them through the Wuxi Employee Equity Incentive Plan (the "Wuxi EIP") and contributed total capital of CNY88.0 million (approximately $12.3 million) from option proceeds in preparation for a potential IPO in China. The funds will be used by Wuxi for general corporate purposes. Wuxi does not have an obligation to repay the collected capital to its employees in the case of an unsuccessful IPO.

As of December 31, 2023, our balance of cash and cash equivalents was $151.7 million.

Acquisitions

Since the closing of the Transaction, we have completed multiple acquisitions. We continually assess and plan to selectively pursue inorganic growth opportunities that are complementary to our existing technologies and portfolio of products and/or accelerate our growth initiatives.

In connection with our acquisitions, we may from time to time be required to make future payments or issue additional shares of our common stock to satisfy our obligations under the acquisition agreements, including to satisfy certain earn-out requirements.

In January 2022 we completed the acquisition of Symeo, for which we made an initial cash payment of approximately $10.0 million, and an additional $10.0 million was paid in January 2023. We are still subject to an equity based earn out of Class A common stock based on Symeo's future revenue growth.

In February 2023, we entered into an agreement to acquire GEO. and completed the transaction on March 3, 2023. The closing consideration consisted of (i) $93.4 million in cash (including accrued cash considerations at closing and net of cash acquired); (ii) the issuance by indie of 6,868,768 shares of Class A common stock at closing, with a fair value of $75.6 million (iii) 1,907,180 shares of Class A common stock, with a fair value of $21.0 million at closing, payable in the next 24-month period after closing; and (iv) an earn-out with a fair value of $59.3 million at closing payable in cash or in Class A common stock, subject to achieving certain GEO-related revenue targets through September 30, 2024.

Additionally, in February, 2023, we acquired Silicon Radar, for approximately (i) $9.2 million in cash (including debt payable at closing and net of cash acquired), (ii) the issuance by indie of 982,445 shares of Class A common stock at closing, with a fair value of $9.8 million; and (iii) a contingent consideration with fair value of $9.2 million at closing, payable in cash or in Class A common stock subject to Silicon Radar's achievement of certain revenue-based and design-win milestones through February 21, 2025.

In September 2023, we acquired Exalos. The closing consideration consisted of (i) the issuance by indie of 6,613,786 shares of Class A common stock at closing, with a fair value of $42.8 million; (ii) a contingent consideration with fair value of $13.2

million at closing, payable in cash, subject to Exalos' achievement of certain revenue-based milestones through September 30, 2025; and (iii) a holdback of $2.5 million subject to final release 12 months from the acquisition date payable in shares of Class A common stock.

On January 25, 2024, we completed the acquisition of certain business properties from Kinetic through an asset purchase agreement. The closing consideration consisted of (i) $4.5 million in cash as the initial cash consideration, subject to adjustments for an adjustment holdback amount of $0.5 million and an indemnity holdback amount of $0.8 million, (ii) $3.0 million of total contingent considerations, payable in cash or Class A common stock, subject to achievement of certain production based milestone for the next 24 months, or through January 25, 2026, and (iii) $2.5 million of contingent considerations, payable in cash or Class A common stock, subject to achievement of certain revenue based milestones 12 months after January 25, 2024. The indemnity holdback amount is payable within five business days after the 18-month anniversary of the closing date of January 25, 2024 and is payable in shares of Class A common stock.

We expect to continue to incur net operating losses and negative cash flows from operations. We also expect our research and development expenses, general and administrative expenses and capital expenditures will increase over time as we continue to expand our operations, product offerings and customer base.

The following table summarizes our consolidated cash flows for the years ended December 31, 2023 and 2022:

	Fiscal Years Ended	
	2023	2022
Net cash used in operating activities	$ (104,385)	$ (76,746)
Net cash used in investing activities	(107,742)	(16,273)
Net cash provided by financing activities	43,567	192,659

A discussion of our cash flows for the year ended December 31, 2021 is included under "Liquidity and Capital Resources" in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, included in our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 28, 2023.

Operating Activities

Our primary use of cash is to fund operating expenses, which consist primarily of research and development expenditures, working capital requirements related to inventory, accounts payable and general and administrative expenditures.

For the year ended December 31, 2023, net cash used in operating activities was $104.4 million, which included net loss of $128.8 million and reflected adjustments for certain non-cash items and changes in operating assets and liabilities. Non-cash adjustments primarily consisted of (i) $43.7 million in share-based compensation expense and $31.8 million in depreciation and amortization, which are partially offset by (ii) $3.2 million of net gains resulting from a change in fair value for warrants, contingent considerations, and currency forward contracts. Changes in operating assets and liabilities from operations used $58.1 million of cash, primarily driven by an increase in accounts receivable, prepaid and other current assets and inventory.

Cash used in operating activities during the year ended December 31, 2022 was $76.7 million, which included net loss of $52.8 million and was adjusted for certain non-cash items and changes in operating assets and liabilities. Non-cash decreases primarily consisted of $64.7 million of net gains resulting from a change in fair value for warrants and contingent considerations. These non-cash decreases were partially offset by $41.9 million in share-based compensation expense and $14.8 million in depreciation and amortization. Changes in operating assets and liabilities from operations used $18.1 million of cash primarily driven by an increase in accounts receivable, prepaid and other current assets, and inventory offset by an increase in accounts payable and accrued expenses.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2023 was $107.7 million. During the year ended December 31, 2023, the decrease in cash was primarily due to the acquisitions of Exalos, GEO and Silicon Radar for $95.0 million, net of cash acquired, as well as cash used of $12.8 million for the purchase of capital expenditures. We expect that we will make additional capital expenditures in the future, including licenses to various intangible assets, in order to support the future growth of our business.

Net cash used in investing activities for the year ended December 31, 2022 was $16.3 million. During the year ended December 31, 2022, the decrease in cash was primarily due to the acquisition of Symeo for $8.7 million, net of cash acquired, as well as cash used of $7.6 million for the purchase of capital expenditures.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2023 was $43.6 million, which was primarily attributed to $52.0 million of net proceeds from the issuance of common stock through the ATM and $12.3 million of proceeds related to the Wuxi EIP capital contribution, partially offset by $12.8 million payments on debt obligations and $9.1 million of payments on financed software.

Net cash provided by financing activities for the year ended December 31, 2022 was $192.7 million, which was primarily attributed to $160.0 million of proceeds from the issuance of the 2027 Notes, $41.9 million of proceeds related to the Wuxi capital raise and $16.8 million of net proceeds from the issuance of common stock through the ATM. These increases were partially offset by $7.5 million paid to Onsemi as part of the deferred payments in relation to the acquisition of ON Design, $7.4 million paid to repurchase common stock, $5.4 million of costs incurred from the issuance of the 2027 Notes, $4.2 million of payments on financed software and a $1.0 million payment of City Semiconductor acquisition related deferred compensation.

Material Cash Obligations

Following is a summary of our material cash obligations as of December 31, 2023, other than contingent consideration payments that may be payable in connection with our previous acquisitions as described above.

Contractual Obligations	Future Estimated Cash Payments Due by Period				
	Less than 1 year	1 - 3 years	3-5 years	>5 years	Total
Debt obligations	$ 5,142	$ —	$ 160,000	$ —	$ 165,142
Interest on debt obligations	7,200	14,400	6,300	—	27,900
Operating leases	3,357	5,076	4,048	3,560	16,041
Total contractual obligations	$ 15,699	$ 19,476	$ 170,348	$ 3,560	$ 209,083

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments in applying our most critical accounting policies that can have a significant impact on the results we report in our financial statements. The SEC has defined critical accounting estimates as those that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on a registrant's financial condition or results of operations. Based on this definition, our most critical accounting estimates include revenue recognition, which impacts the recording of net revenue; business combinations, which impacts the fair value of acquired assets and assumed liabilities; and contingent considerations, which impact the fair value of assumed liabilities and the recording of other income (expense). These policies and significant judgments involved are discussed further below. We have other significant accounting policies that do not generally require subjective estimates or judgments or would not have a material impact on our results of operations. Our significant accounting policies and estimates are described in *Note 2 — Summary of Significant Accounting Policies* to Item 8 of this Annual Report on Form 10-K.

Revenue Recognition

We enter into contracts with customers that can include various combinations of products and services. As a result, our contracts may contain multiple performance obligations. We determine whether arrangements are distinct based on whether the customer can benefit from the product or service on its own or together with other resources that are readily available and whether our commitment to transfer the product or service to the customer is separately identifiable from other obligations in the contract.

In particular, we enter into engineering services contracts with customers that generally contain only one distinct performance obligation, which is design services for ICs based on agreed-upon specifications. Engineering services contracts typically also include the purchase, at the customer's option, of ICs at agreed upon prices subsequent to completion of IC design services. We have determined that the option to purchase ICs is not a material right and has not allocated transaction price to this provision.

For IC development arrangements, revenue is recognized over time as services are provided based on the terms of the contract on an input basis, using costs incurred as the measure of progress and is recorded as contract revenue in the consolidated statement of operations. The costs incurred represent the most reliable measure of transfer of control to the customer.

Business Combinations

We allocate the fair value of the purchase consideration of a business acquisition to the tangible assets, liabilities, and intangible assets acquired, including in-process research and development ("IPR&D"), based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When an IPR&D project is completed, the IPR&D is reclassified as an amortizable purchased intangible asset and amortized over the asset's estimated useful life. Our valuation of acquired assets and assumed liabilities requires significant estimates, especially with respect to intangible assets. The valuation of intangible assets, in particular, requires that we use valuation techniques such as the market, income and cost approach. These approaches include the use of a discounted cash flow model, which includes discounted cash flow scenarios and requires the following significant estimates: future expected revenue, expenses, capital expenditures and other costs, and discount rates; or weighted average cost of capital, and any cost savings that are expected to be derived in the future from the viewpoint of a market participant. We estimate the fair value based upon assumptions we believe to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Contingent Considerations

Our contingent consideration obligations are arrangements resulting from acquisitions that involve potential future payment of consideration that is contingent upon the achievement of certain financial metrics. Contingent consideration is recognized at its estimated fair value at the date of acquisition based on our expected future payment, discounted using accepted valuation methodologies.

We review and re-assess the estimated fair value of contingent consideration liabilities at each reporting period and the updated fair value could differ materially from the initial estimates. We measure contingent consideration recognized in connection with acquisitions at fair value on a recurring basis using significant unobservable inputs classified as Level 3 inputs. The fair value is measured based on a Monte Carlo simulation or a scenario-based method, depending on the earnout objective and the timing of the measurement. The fair value measurement includes the following significant inputs: volatility, projected financial information and scenario probability. Significant increases or decreases to any of these inputs in isolation could result in a significantly higher or lower liability. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate on the acquisition date and each reporting period and the amount paid will be recognized in earnings within *Other Income (Expense), net* on the consolidated statements of operations.

Recently Issued and Adopted Accounting Standards

For information regarding new accounting pronouncements, and the impact of these pronouncements on our consolidated financial statements, if any, see *Note 2 — Summary of Significant Accounting Policies* in our accompanying financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

We have international operations, giving rise to exposure to market risks from changes in currency exchange rates. Our primary foreign currency exposures are the Canadian dollar, Chinese yuan/renminbi, Euro, British pound sterling and Israeli New Shekel. Foreign exchange gains and losses that resulted from our international operations are included in the determination of *Net income (loss)*. The foreign currency translation exchange loss included in determining loss before income taxes was $1.2 million and $0.1 million for the years ended December 31, 2023 and 2022, respectively. The year-over-year change was primarily related to the change in fair value of our currency forward contracts entered into during 2023. The aggregate foreign currency translation exchange rate loss included in determining loss before income taxes for the year ended December 31, 2021 was de minimis.

We also have intercompany loans with certain of our foreign subsidiaries that are long-term in nature. Repayments of such principal amounts are neither planned nor anticipated in the foreseeable future and are therefore treated analogous to equity for accounting purposes. As a result, the foreign exchange gains and losses on these borrowings are excluded from the determination of *Net income (loss)* and recorded as a component of *Accumulated other comprehensive income (loss)* in the consolidated balance sheets. A cumulative foreign currency translation loss of $6.2 million and $12.0 million related to our foreign subsidiaries is included in "*Accumulated other comprehensive loss*" within the Stockholders' Equity section of the consolidated balance sheet at December 31, 2023 and 2022, respectively. The year-over-year change was primarily driven by the cumulative foreign currency translation loss recorded in relation to permanently invested intercompany loans as of December 31, 2023 as the exchange rate for U.S. dollar fluctuates against foreign currencies.

As our international operations grow, our risks associated with fluctuation in foreign currency rates will become greater, and we will continue to reassess our approach to managing this risk. In addition, currency fluctuations or a weakening U.S. dollar could increase the costs of our international expansion and operation. To mitigate the risk, we plan to enter into additional foreign currency forward contracts in the foreseeable future.

Investment and Interest Rate Risk

Our exposure to interest rate and general market risks relates principally to our investment portfolio, which consists of cash and cash equivalents (money market funds and marketable securities purchased with less than ninety days until maturity) that totals approximately $151.7 million as of December 31, 2023.

The main objectives of our investment activities are liquidity and preservation of capital. Our cash equivalent investments have short-term maturity periods that dampen the impact of market or interest rate risk. Credit risk associated with our investments is not material because our investments are diversified across securities with high credit ratings.

Given the objectives of our investment activities, and the relatively low interest income generated from our cash, cash equivalents, and other investments, we do not believe that investment or interest rate risks currently pose material exposures to our business or results of operations even in the current environment of rising interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
indie Semiconductor, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of indie Semiconductor, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, stockholders' equity (deficit) and noncontrolling interest, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 29, 2024 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

> *Evaluation of the fair value of developed technology intangible asset*
>
> As discussed in Notes 1 and 3 to the consolidated financial statements, on March 3, 2023, the Company completed the acquisition of GEO Semiconductor Inc. The transaction was accounted for as a business combination. As a result of the acquisition, the Company recorded a developed technology intangible asset in the amount of $69,330 thousand based on the fair value. The fair value of this intangible asset was estimated using a multi-period excess earnings method approach.
>
> We identified the evaluation of the acquisition-date fair value of the developed technology intangible asset in the GEO Semiconductor Inc. acquisition as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the acquisition-date fair value of the developed technology intangible asset, specifically the forecasted revenue growth rate and discount rate assumptions. Changes in these assumptions could have had a significant effect on the Company's estimate of fair value. In addition, valuation professionals with specialized skills and knowledge were required to assess the discount rate.

The following are the primary procedures we performed to address this critical audit matter. We assessed the forecasted revenue growth rates by comparing them to the historical growth rates of GEO Semiconductor Inc. and relevant publicly available market data. We assessed the Company's ability to accurately forecast by comparing the Company's forecasted revenue growth rates of GEO Semiconductor Inc. to actual results since the acquisition. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate by:

- comparing the discount rate to the GEO Semiconductor Inc. weighted average cost of capital (WACC)

- developing a WACC using inputs obtained from publicly available market data and comparing it to the GEO Semiconductor Inc. WACC used by the Company

- recalculating the Company's determination of the GEO Semiconductor Inc. WACC

- reconciling the Company's determination of the GEO Semiconductor Inc. WACC to the GEO Semiconductor Inc. weighted average return on assets and internal rate of return.

/s/ KPMG LLP

We have served as the Company's auditor since 2017.

Irvine, California
February 29, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
indie Semiconductor, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited indie Semiconductor, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, stockholders' equity (deficit) and noncontrolling interest, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 29, 2024 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses related to an ineffective control environment resulting from insufficient number of trained and experienced personnel, ineffective risk assessment, ineffective information and communication, resulting in ineffective general information technology controls and process-level controls across all financial reporting processes, and ineffective monitoring have been identified and included in management's assessment. The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Irvine, California
February 29, 2024

INDIE SEMICONDUCTOR, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share amounts)

		December 31,		
		2023		2022
Assets				
Current assets:				
Cash and cash equivalents	$	151,678	$	321,629
Restricted cash		—		250
Accounts receivable, net of allowance for doubtful accounts of $192 as of December 31, 2023 and $46 as of December 31, 2022		63,602		26,441
Inventory, net		33,141		13,256
Prepaid expenses and other current assets		23,399		12,290
Total current assets		271,820		373,866
Property and equipment, net		26,966		15,829
Intangible assets, net		208,134		63,117
Goodwill		295,096		136,463
Operating lease right-of-use assets		13,790		12,055
Other assets and deposits		3,070		2,021
Total assets	$	818,876	$	603,351
Liabilities and stockholders' equity				
Accounts payable	$	18,405	$	14,186
Accrued payroll liabilities		6,621		11,541
Accrued expenses and other current liabilities		21,411		10,659
Contingent considerations		83,903		2,500
Intangible asset contract liability		4,429		9,377
Current debt obligations		4,106		15,700
Total current liabilities		138,875		63,963
Long-term debt, net of current portion		156,735		155,699
Warrant liability		—		45,398
Intangible asset contract liability, net of current portion		—		4,177
Deferred tax liabilities, non-current		13,696		7,823
Operating lease liability, non-current		10,850		10,115
Other long-term liabilities		21,695		1,844
Total liabilities		341,851		289,019
Commitments and contingencies (Note 20)				
Stockholders' equity				
Preferred stock, $0.0001 par value, 10,000,000 shares authorized; 0 shares issued or outstanding		—		—
Class A common stock, $0.0001 par value, 400,000,000 shares authorized, 164,979,958 and 129,265,882 shares issued, 163,193,278 and 126,824,465 shares outstanding as of December 31, 2023 and December 31, 2022, respectively.		16		13
Class V common stock, $0.0001 par value, 40,000,000 shares authorized, 18,694,332 and 21,381,476 issued and outstanding as of December 31, 2023 and December 31, 2022, respectively.		2		2
Additional paid-in capital		813,742		568,564
Accumulated deficit		(361,441)		(243,816)
Accumulated other comprehensive loss		(6,170)		(11,951)
indie's stockholders' equity		446,149		312,812
Noncontrolling interest		30,876		1,520
Total stockholders' equity		477,025		314,332
Total liabilities and stockholders' equity	$	818,876	$	603,351

See accompanying notes to the consolidated financial statements.

INDIE SEMICONDUCTOR, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share amounts)

	Year ended December 31,		
	2023	2022	2021
Revenue:			
Product revenue	$ 195,624	$ 89,457	$ 43,796
Contract revenue	27,545	21,340	4,616
Total revenue	223,169	110,797	48,412
Operating expenses:			
Cost of goods sold	133,606	60,491	28,703
Research and development	154,507	121,197	58,117
Selling, general, and administrative	70,479	48,237	36,384
Total operating expenses	358,592	229,925	123,204
Loss from operations	(135,423)	(119,128)	(74,792)
Other income (expense), net:			
Interest income	7,801	2,567	49
Interest expense	(8,650)	(1,692)	(1,239)
Gain from change in fair value of SAFEs	—	—	21,600
Gain (loss) from change in fair value of warrants	7,066	55,069	(26,060)
Loss from change in fair value of earn-out liabilities	—	—	(38,758)
Gain (loss) from change in fair value of contingent considerations and acquisition related holdbacks	(2,985)	9,468	(80)
Gain from extinguishment of debt	—	—	304
Other income (expense)	(1,175)	(107)	42
Total other income (expense), net	2,057	65,305	(44,142)
Net loss before income taxes	(133,366)	(53,823)	(118,934)
Income tax benefit	4,534	1,035	327
Net loss	(128,832)	(52,788)	(118,607)
Less: Net loss attributable to noncontrolling interest	(11,207)	(9,388)	(30,563)
Net loss attributable to indie Semiconductor, Inc.	$ (117,625)	$ (43,400)	$ (88,044)
Net loss attributable to common shares —basic	$ (117,625)	$ (43,400)	$ (88,044)
Net loss attributable to common shares —diluted	$ (117,625)	$ (43,400)	$ (88,044)
Net loss per share attributable to common shares —basic	$ (0.81)	$ (0.37)	$ (1.26)
Net loss per share attributable to common shares —diluted	$ (0.81)	$ (0.37)	$ (1.26)
Weighted average common shares outstanding—basic	145,188,867	118,660,785	70,012,112
Weighted average common shares outstanding—diluted	145,188,867	118,660,785	70,012,112

See accompanying notes to the consolidated financial statements.

INDIE SEMICONDUCTOR, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net loss	$ (128,832)	$ (52,788)	$ (118,607)
Other comprehensive loss:			
Foreign currency translation adjustments	5,781	(10,624)	(1,365)
Comprehensive loss	(123,051)	(63,412)	(119,972)
Less: Comprehensive loss attributable to noncontrolling interest	(11,545)	(10,130)	(30,654)
Comprehensive loss attributable to indie Semiconductor, Inc.	$ (111,506)	$ (53,282)	$ (89,318)

See accompanying notes to the consolidated financial statements.

INDIE SEMICONDUCTOR, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND NONCONTROLLING INTEREST
(Amounts in thousands, except share amounts)

| | Common Stock Class A | | Common Stock Class V | | Additional Paid-In Capital | Accumulated Deficit | Accumulated Other Comprehensive Income | Total Stockholders' Equity (Deficit) Attributable to indie Semiconductor, Inc. | Noncontrolling Interest | Total Stockholders Equity (Deficit) |
	Shares	Amount	Shares	Amount						
Balance as of December 31, 2020	34,413,634	$ 3	33,373,294	$ 3	$ 43,155	$ (153,264)	$ (209)	$ (110,312)	$ 8,820	$ (101,492)
Vesting of equity awards	1,943,838	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	22,905	—	—	22,905	—	22,905
Net loss through June 10, 2021	—	—	—	—	—	(2,619)	—	(2,619)	(586)	(3,205)
Reverse recapitalization on June 10, 2021	60,441,289	6	454,077	—	251,229	—	—	251,235	—	251,235
Reverse recapitalization: ADK Minority Holders interest on June 10, 2021	(378,605)	—	—	—	(36,831)	40,892	40	4,101	(4,101)	—
Net loss after June 10, 2021	—	—	—	—	—	(85,425)	—	(85,425)	(29,977)	(115,402)
Reclassification of earn-out liability	—	—	—	—	158,517	—	—	158,517	—	158,517
Issuance per Exchange of Class V to Class A	3,379,290	—	(3,379,290)	—	(3,237)	—	—	(3,237)	3,237	—
Issuance per Exchange of ADK LLC units to Class A	55,601	—	—	—	—	—	—	—	—	—
Issuance per net settlement of equity awards and cash exercise of stock options	796,590	—	—	—	(1,778)	—	—	(1,778)	—	(1,778)
Issuance per TeraXion acquisition	5,805,144	1	—	—	81,275	—	—	81,276	1,165	82,441
Release of shares previously held in escrow	1,725,000	1	—	—	(344)	—	—	(343)	344	1
Foreign currency translation adjustment	—	—	—	—	—	—	(1,274)	(1,274)	(91)	(1,365)
Balance as of December 31, 2021	108,181,781	$ 11	30,448,081	$ 3	$ 514,891	$ (200,416)	$ (1,443)	$ 313,046	$ (21,189)	$ 291,857
Vesting of equity awards	652,878	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	35,285	—	—	35,285	—	35,285
Issuance per Exchange of Class V to Class A	10,962,484	1	(10,962,484)	(1)	(10,897)	—	—	(10,897)	10,897	—
Issuance per Exchange of ADK LLC units to Class A	103,923	—	—	—	—	—	—	—	—	—
Issuance on earn out awards — first milestone	3,074,779	1	1,895,879	—	872	—	—	873	(873)	—
Issuance per net settlement of equity awards and cash exercise of stock options	2,829,385	—	—	—	(864)	—	—	(864)	967	103
Share Repurchase in connection with 2027 Notes	(1,112,524)	—	—	—	(7,404)	—	—	(7,404)	—	(7,404)
Wuxi Capital Raise	—	—	—	—	19,857	—	116	19,973	21,848	41,821
Issuance in connection with At-The-Market equity offering	2,131,759	—	—	—	16,824	—	—	16,824	—	16,824
Net loss	—	—	—	—	—	(43,400)	—	(43,400)	(9,388)	(52,788)
Foreign currency translation adjustment	—	—	—	—	—	—	(10,624)	(10,624)	(742)	(11,366)
Balance as of December 31, 2022	126,824,465	$ 13	21,381,476	$ 2	$ 568,564	$ (243,816)	$ (11,951)	$ 312,812	$ 1,520	$ 314,332
Vesting of equity awards	712,653	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	43,279	—	—	43,279	—	43,279

Issuance per Exchange of Class V to Class A	2,687,144	—	(2,687,144)	—	(3,280)	—	—	(3,280)	3,280	—
Issuance per Exchange of ADK LLC units to Class A	175,622	—	—	—	(17)	—	—	(17)	17	—
Issuance per net settlement of equity awards and cash exercise of stock options	3,898,090	—	—	—	(681)	—	—	(681)	712	31
Wuxi Equity Incentive Plan ("EIP") capital paid in	—	—	—	—	4,244	—	—	4,244	8,102	12,346
Issuance per net settlement of bonus	752,242	—	—	—	6,757	—	—	6,757	—	6,757
Issuance in connection with At-The-Market equity offering	5,219,500	—	—	—	45,475	—	—	45,475	6,523	51,998
Issuance per exchange for warrants	7,730,692	1	—	—	34,086	—	—	34,087	4,244	38,331
Issuance per settlement of contingent considerations and acquisition-related holdbacks	727,871	—	—	—	4,531	—	—	4,531	628	5,159
Issuance per acquisition of GEO Semiconductor Inc.	6,868,768	1	—	—	65,106	—	—	65,107	10,449	75,556
Issuance per acquisition of Exalos AG	6,613,786	1	—	—	37,455	—	—	37,456	5,335	42,791
Issuance per acquisition of Silicon Radar GmbH	982,445	—	—	—	8,223	—	—	8,223	1,611	9,834
Net loss	—	—	—	—	—	(117,625)	—	(117,625)	(11,207)	(128,832)
Foreign currency translation adjustment	—	—	—	—	—	—	5,781	5,781	(338)	5,443
Balance as of December 31, 2023	163,193,278	$ 16	18,694,332	$ 2	$ 813,742	$ (361,441)	$ (6,170)	$ 446,149	$ 30,876	$ 477,025

See accompanying notes to the consolidated financial statements.

INDIE SEMICONDUCTOR, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

		Year Ended December 31,	
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net loss	$ (128,832)	$ (52,788)	$ (118,607)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	31,848	14,812	5,967
Amortization of inventory step-up	9,826	—	—
Allowance for credit losses and inventory reserves	892	1,586	15
Share-based compensation	43,710	41,885	22,905
Amortization of discount and cost of issuance of debt	997	417	198
Gain from change in fair value remeasurement of SAFEs	—	—	(21,600)
(Gain) loss from change in fair value of warrants	(7,066)	(55,069)	26,060
(Gain) loss from change in fair value of contingent considerations and acquisition-related holdbacks	2,985	(9,468)	38,889
(Gain) loss from change in fair value of currency forward contract	850	(208)	—
Gain from extinguishment of debt	—	—	(304)
Deferred City Semi compensation	54	222	500
Deferred tax liabilities	(4,198)	(2,002)	(516)
Amortization of right-of-use assets	2,737	1,949	—
Other	(40)	8	(86)
Changes in operating assets and liabilities:			
Accounts receivable	(32,199)	(12,161)	(4,477)
Inventory	(5,785)	(4,299)	(3,171)
Accounts payable	(1,697)	7,419	(2,476)
Accrued expenses and other current liabilities	(3,302)	1,665	1,432
Accrued payroll liabilities	(562)	528	3,950
Deferred revenue	91	(301)	(837)
Prepaid and other current assets	(10,298)	(8,175)	(3,706)
Operating lease liabilities	(2,500)	(1,488)	—
Other long-term liabilities	(1,896)	(1,278)	45
Net cash used in operating activities	(104,385)	(76,746)	(55,819)
Cash flows from investing activities:			
Purchases of property and equipment	(12,752)	(7,568)	(2,682)
Purchases of intangible assets	—	—	(1,388)
Business combinations, net of cash	(94,990)	(8,705)	(80,256)
Net cash used in investing activities	(107,742)	(16,273)	(84,326)
Cash flows from financing activities:			
Proceeds from issuance of SAFEs	—	—	5,000
Proceeds from reverse recapitalization	—	—	377,663
Issuance costs related to reverse recapitalization	—	—	(19,902)
Redemption of Class H units	—	—	(900)
Proceeds from issuance of common stock/At-the-market offering	53,136	17,203	—
Offering costs for the issuance of common stock/At-the-market offering	(1,138)	(379)	—
Proceeds from Wuxi Capital Raise	—	41,861	—
Issuance Costs related to Wuxi Capital Raise	—	(39)	—
Wuxi EIP capital paid in	12,346	—	—
Proceeds from issuance of debt obligations	1,148	161,507	775

Issuance and discount costs related to 2027 Notes		—		(5,374)		—
Repurchase of common stock		—		(7,404)		—
Payments on debt obligations		(12,831)		(2,158)		(17,543)
Payments on financed software		(9,125)		(4,161)		(2,270)
Deferred payments on business combination		—		(7,500)		—
Payments of City Semi deferred compensation		—		(1,000)		(399)
Taxes paid related to net share settlement of vested equity awards		—		—		(1,844)
Proceeds from exercise of stock options		31		103		66
Net cash provided by financing activities		43,567		192,659		340,646
Effect of exchange rate changes on cash, and cash equivalents		(1,641)		2,774		265
Net increase (decrease) in cash and cash equivalents		(170,201)		102,415		200,766
Cash, cash equivalents, and restricted cash at beginning of period		321,879		219,464		18,698
Cash, cash equivalents, and restricted cash at end of period	$	151,678	$	321,879	$	219,464

Supplemental disclosure of cash flow information:

Cash paid for interest	$	7,421	$	376	$	1,234

Supplemental disclosure of non-cash investing and financing activities:

Purchases of property and equipment, accrued but not paid	$	(300)	$	1,464	$	240
Conversion of historical members' equity	$	—	$	—	$	41,278
Class G warrants cashless exchange	$	—	$	—	$	407
Conversion of SAFEs	$	—	$	—	$	86,100
Conversion of Embry Notes	$	—	$	—	$	4,119
Recognition of earn-out considerations	$	—	$	—	$	119,759
Recognition of warrant liabilities	$	—	$	—	$	74,408
Accrual for purchases of intangible assets	$	—	$	—	$	17,820
Fair value of common stock issued for business combination	$	128,181	$	—	$	82,441
Fair value of common stock issued to satisfy contingent considerations and acquisition-related holdbacks	$	5,159	$	—	$	—
Fair value of common stock issuable for business combination	$	23,479	$	—	$	—
Contingent consideration for business combination	$	81,745	$	7,836	$	4,000
Accrual for purchase consideration for business combination	$	800	$	9,674	$	7,500

See accompanying notes to the consolidated financial statements.

INDIE SEMICONDUCTOR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except unit and share amounts and per unit and per share amounts)

1) Nature of the Business and Basis of Presentation

indie Semiconductor, Inc. ("indie") and its predecessor for accounting purposes, Ay Dee Kay, LLC, a California limited liability company ("ADK LLC") and its subsidiaries are collectively referred to herein as the "Company." The Company offers highly innovative automotive semiconductors and software solutions for Advanced Driver Assistance Systems ("ADAS"), autonomous vehicle, connected car, user experience and electrification applications. The Company focuses on edge sensors across multiple modalities spanning LiDAR, radar, ultrasound and computer vision. These functions represent the core underpinnings of both electric and autonomous vehicles, while the advanced user interfaces are transforming the in-cabin experience to mirror and seamlessly connect to the mobile platforms people rely on every day. indie is an approved vendor to Tier 1 automotive suppliers and its platforms can be found in marquee automotive manufacturers around the world. Headquartered in Aliso Viejo, California, indie has design centers and sales offices in Austin, Texas; Boston, Massachusetts; Detroit, Michigan; San Francisco and San Jose, California; Cordoba, Argentina; Budapest, Hungary; Dresden, Frankfurt an der Oder, Munich and Nuremberg, Germany; Edinburgh, Scotland; Schlieren, Switzerland; Rabat, Morocco; Haifa, Israel; Quebec City and Toronto, Canada; Seoul, South Korea; Tokyo, Japan and several locations throughout China. The Company engages subcontractors to manufacture its products. The majority of these subcontractors are located in Asia.

Execution of At-The-Market Agreement

On August 26, 2022, the Company entered into an At Market Issuance Agreement ("ATM Agreement") with B. Riley Securities, Inc., Craig-Hallum Capital Group LLC and Roth Capital Partners, LLC (collectively as "Sales Agents") relating to shares of its Class A common stock, par value $0.0001 per share (the "Class A common stock"). In accordance with the terms of the ATM Agreement, the Company may offer and sell shares of its Class A common stock having an aggregate offering price of up to $150,000 from time to time through the Sales Agents, acting as the Company's agent or principal. The Company implemented this program for the flexible access that it provides to the capital markets. As of December 31, 2023, and since the inception of the program indie has raised gross proceeds of $70,339 and issued 7,351,259 shares of Class A common stock at an average per-share sales price of $9.57 and had approximately $79,661 available for future issuances under the ATM Agreement. During the year ended December 31, 2023, indie raised gross proceeds of $53,136 and issued 5,219,500 shares of Class A common stock at an average per-share sales price of $10.18. For the year ended December 31, 2023, indie incurred total issuance costs of $1,136.

Warrant Exchange

On September 22, 2023, indie announced the commencement of an exchange offer (the "Offer") and consent solicitation (the "Consent Solicitation") relating to its outstanding (i) Public Warrants to purchase shares of Class A common stock of the Company and (ii) Private Warrants to purchase shares of Class A common stock (together with the Public Warrants, the "Warrants").

The Offer and the Consent Solicitation expired at 11:59 p.m., Eastern Time on October 20, 2023. Upon expiration of the Offer and the Consent Solicitation, 24,658,461 Warrants, or approximately 90.0% of the outstanding Warrants, were tendered. Subsequently, the Company issued 7,027,517 shares of Class A common stock, or an exchange ratio of 0.285, for the Warrants tendered in the Offer on October 25, 2023. Additionally, the Company received the approval of approximately 89.8% of the outstanding Warrants to amend the warrant agreement governing the Warrants (the "Amendment No. 2"), which exceeded the majority of the outstanding warrants required to effect the Amendment No. 2. This amendment permitted the Company to require that each Warrant that remained outstanding upon settlement of the Exchange Offer to be converted into 0.2565 shares of Class A common stock, which was a ratio 10.0% less than the exchange ratio applicable to the Exchange Offer.

The Company completed its exchange of the remaining 2,741,426 untendered Warrants on November 9, 2023 through the issuance of 703,175 shares of Class A common stock. As a result of the completion of the Exchange Offer and the exchange for the remaining untendered Warrants, the Warrants were suspended from trading on the Nasdaq Capital Market as of the close of business on November 8, 2023, and delisted.

Recent Acquisitions

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

On February 9, 2023, indie entered into an Agreement and Plan of Merger, pursuant to which Gonzaga Merger Sub Inc., a Delaware corporation and indie's wholly-owned subsidiary, merged with and into GEO Semiconductor Inc., a Delaware corporation ("GEO"), with GEO surviving as a wholly-owned subsidiary of indie. The aggregate consideration for this transaction consisted of (i) $93,448 in cash (including accrued cash consideration at closing and net of cash acquired); (ii) the issuance by indie of 6,868,768 shares of Class A common stock, with a fair value of $75,556; (iii) 1,907,180 shares of Class A common stock, with a fair value of $20,979 payable in the next 24-month period after closing through March 3, 2025 for the purpose of adjustment and indemnity holdbacks; and (iv) an earn-out with fair value of $59,280 at closing payable in cash or in Class A common stock, subject to achieving certain GEO-related revenue targets through September 30, 2024. The purchase price is subject to working capital and other adjustments as provided in the Agreement and Plan of Merger. The transaction was completed on March 3, 2023.

On February 21, 2023, Symeo GmbH ("Symeo"), a wholly-owned subsidiary of the Company, completed its acquisition of all of the outstanding capital stock of Silicon Radar GmbH ("Silicon Radar"). The acquisition was consummated pursuant to a Share Purchase Agreement by and among Symeo, the Company and the holders of the outstanding capital stock of Silicon Radar. The closing consideration consisted of (i) $9,245 in cash (including debt payable at closing and net of cash acquired), (ii) the issuance by indie of 982,445 shares of Class A common stock at closing, with a fair value of $9,834; and (iii) a contingent consideration with fair value of $9,240 at closing, payable in cash or in Class A common stock, subject to Silicon Radar's achievement of certain revenue-based milestones through February 21, 2025. The purchase price is subject to working capital and other adjustments as provided in the Share Purchase Agreement.

On September 18, 2023, Ay Dee Kay Ltd., a wholly-owned subsidiary of the Company, completed its acquisition of Exalos AG, a Swiss corporation ("Exalos"), pursuant to that Share Sale and Purchase Agreement by and among indie, Ay Dee Kay Ltd., and all of the stockholders of Exalos, whereby Ay Dee Kay Ltd. acquired all of the outstanding common shares of Exalos. The closing consideration consisted of (i) the issuance by indie of 6,613,786 shares of Class A common stock at closing, with a fair value of $42,791; (ii) a contingent consideration with fair value of $13,225 at closing, payable in cash or shares subject to Exalos' achievement of certain revenue-based milestones through September 30, 2025; and (iii) a holdback of $2,500 subject to final release 12 months from the acquisition date and payable in shares of Class A common stock. The purchase price is subject to working capital and other adjustments as provided in the Share Sale and Purchase Agreement.

See *Note 3 — Business Combinations* for additional description of these acquisitions.

Reverse Recapitalization with Thunder Bridge Acquisition II

On June 10, 2021 (the "Closing Date"), the Company completed a series of transactions (the "Transaction") with Thunder Bridge Acquisition II, Ltd. ("TB2") pursuant to the Master Transactions Agreement dated December 14, 2020, as amended on May 3, 2021. In connection with the Transaction, Thunder Bridge Acquisition II Surviving Pubco, Inc, a Delaware corporation ("Surviving Pubco"), was formed to be the successor public company to TB2, and TB2 was domesticated into a Delaware corporation and merged with and into a merger subsidiary of Surviving Pubco. Immediately prior to the closing of the Transaction (the "Closing"), shareholders of TB2 redeemed an aggregate of 9,877,106 common shares of TB2 and the outstanding common shares and warrants of TB2 were converted into 24,622,894 Class A common shares of Surviving Pubco and 17,250,000 warrants to purchase Class A common shares of Surviving Pubco. The outstanding common shares and warrants of TB2 sponsors were converted into 8,625,000 shares of Class A common shares and 8,650,000 private placement warrants. In addition, TB2 issued 1,500,000 working capital warrants to an affiliate of the sponsor in satisfaction of a working capital promissory note (see *Note 9 — Warrant Liability*). Concurrent with the Closing, TB2 raised $150,000 in a Private Investment in Public Entity ("PIPE") financing, pursuant to which Surviving Pubco issued 15,000,000 Class A common shares. On the Closing Date, Surviving PubCo changed its name to indie Semiconductor, Inc., and listed its shares of Class A common stock on the Nasdaq under the symbol "INDI."

Immediately prior to the Transaction, (i) the Company's existing warrants to purchase the Company's Class G units were net exercised and 10,019 Class G units of the Company were issued to the holders of the warrants; (ii) the SAFEs were converted into an aggregate of 284,925 Class A units; (iii) the Embry notes and the interest accrued thereunder were converted into 185,000 Class A units and 100,000 Class C units; and (iv) all 1,251,566 Class C, D, E, F and G units of the Company were converted into Class A units as per their rights and preferences. Immediately thereafter, each outstanding Class A unit and Class B unit was split into approximately 27.8 Class A units and Class B units, respectively (the "Exchange Ratio"). Following the split, 77,497,793 Class A units were exchanged for 43,670,422 Class A common shares and 33,827,371 Class V common

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

shares in indie and 9,564,150 Class B units were exchanged for 9,564,150 Class A common shares in indie (1,791,147 of such shares were subject to vesting conditions).

The closing Exchange Ratio was determined by dividing (i) a number of shares of the Company's Class A common stock equal to (A) the Closing Merger Consideration (as defined below), divided by (B) $10.00 per share, by (ii) the total number of ADK LLC membership units outstanding immediately prior to the Closing. The "Closing Merger Consideration" of $894,628 was determined by taking $900,000 of merger consideration less applicable adjustments of $5,372.

3,450,000 Class A common shares of indie were issued and held in escrow ("Escrow Shares") for the potential future release to the sponsors of TB2 in the event the earn-out milestones are met. Additionally, the former owners of ADK LLC may be entitled to receive up to 10,000,000 earn-out shares of the Company's Class A common stock if the earn-out milestones are met. See *Note 10 — Contingent and Earn-Out Liabilities* for the milestone details.

Immediately following the Closing, the Company's Board of Directors consisted of nine directors, seven of whom were designated by the Company. A majority of the directors qualified as independent directors under rules of Nasdaq.

The Transaction was accounted for as a reverse recapitalization in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Under the guidance in Accounting Standards Codifications ("ASC") Topic 805, indie is treated as the "acquirer" for financial reporting purposes. As such, the Company is deemed the accounting predecessor of the combined business and is the successor registrant for U.S. Securities and Exchange Commission ("SEC") purposes, meaning that the Company's financial statements for previous periods will be disclosed in the registrant's future periodic reports filed with the SEC. The most significant change in our reported financial position and results of operations was gross cash proceeds of $399,511 from the merger transaction, which includes $150,000 in gross proceeds from the PIPE financing that was consummated in conjunction with the Transaction. The increase in cash was offset by transaction costs incurred in connection with the Transaction of approximately $43,463 plus the retirement of indie's long-term debt of $15,607. Approximately $29,770 of the transaction costs and all of indie's long-term debt were paid as of June 30, 2021. Approximately $21,848 of the transaction costs paid as of June 30, 2021 were paid by TB2 as part of the Closing. The remainder of the transaction costs were paid in the third quarter of 2021.

The table below summarizes the shares of Class A and Class V common stock issued immediately after the closing of the Transaction as well as the impact of the Transaction on the consolidated statement of stockholders' equity as of June 10, 2021:

	Class A Common Stock		Class V Common Stock		Additional Paid in Capital
	Shares	Amount	Shares	Amount	
Redemption of Class H units	(125,101)	$ —	—	$ —	$ (900)
Embry notes conversion	8,023,072	1	—	—	4,118
Warrants net settlement conversion	278,533	—	—	—	—
SAFEs conversion	7,466,891	1	454,077	—	86,099
PIPE and SPAC financing	44,797,894	4	—	—	377,654
Earn-out liability	—	—	—	—	(119,759)
Transaction expenses	—	—	—	—	(21,575)
Warrants liability	—	—	—	—	(74,408)
Reverse recapitalization on June 10, 2021	**60,441,289**	**$ 6**	**454,077**	**$ —**	**$ 251,229**

Amendments to Articles of Incorporation

indie held its 2023 annual meeting of stockholders (the "Annual Meeting") on June 21, 2023. At the Annual Meeting, the Company's stockholders approved the amendment of the Company's existing Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Class A common stock, from 250,000,000 to 400,000,000 (the "Amendment").

The Board of Directors previously approved the Amendment, subject to and conditioned upon stockholder approval at the Annual Meeting. Following stockholder approval of the Amendment, the Company prepared an Amended and Restated

Certificate of Incorporation to reflect the Amendment. The Amended and Restated Certificate of Incorporation became effective upon its filing with the Secretary of State of the State of Delaware on June 22, 2023.

Risks and Uncertainties

Current and continued inflationary conditions have led, and may continue to lead to rising prices or rising interest rates, which has had a dampening effect on overall economic activity and consumer demand for automotive products. Additionally, the conflict in the Middle East and the implication of this event has created global political and economic uncertainty. The Company is closely monitoring developments, including potential impact to the Company's business, customers, suppliers, its employees and operations in Israel, the Middle East and elsewhere. At this time, the impact to indie is subject to change given the volatile nature of the situation.

Basis of Presentation

The consolidated financial statements are prepared in accordance with U.S. GAAP and the rules and regulations of the SEC. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the ASC and the Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB"). The consolidated financial statements include the consolidated accounts of the Company's majority-owned subsidiary, ADK LLC, of which 90% was owned by indie as of December 31, 2023. ADK LLC's consolidated financial statements include its wholly-owned subsidiaries indie Services Corporation, indie LLC and indie City LLC, all California entities, Ay Dee Kay Limited, a private limited company incorporated under the laws of Scotland, indie GmbH, Symeo GmbH and Silicon Radar GmbH, all of which are private limited liability companies incorporated under the laws of Germany, Exalos AG, a company limited by shares organized under the laws of Switzerland, indie Kft, a limited liability company incorporated under the laws of Hungary, TeraXion Inc., a company incorporated under the laws of Canada, indie Semiconductor Israel Ltd., a private limited company incorporated under the laws of Israel, Ay Dee Kay S.A., a limited liability company incorporated under the laws of Argentina, indie Semiconductor Morocco, a limited liability company under the laws of Morocco, indie Semiconductor Japan KK, a limited liability company under the laws of Japan, Wuxi indie Microelectronics ("Wuxi"), a Chinese entity with 59% voting controlled and 34% owned by the Company as of December 31, 2023 and Wuxi's wholly-owned subsidiaries, indie Semiconductor Suzhou, indie Semiconductor HK, Ltd and Shanghai Ziying Microelectronics Co., Ltd.

All significant intercompany accounts and transactions of the subsidiaries have been eliminated in consolidation. The noncontrolling interest attributable to the Company's less-than-wholly-owned subsidiary is presented as a separate component from stockholders' equity (deficit) in the consolidated balance sheets, and a noncontrolling interest in the consolidated statements of operations and consolidated statements of stockholders' equity (deficit) and noncontrolling interest (see *Note 2 — Summary of Significant Accounting Policies — Consolidation*).

Reclassifications

Certain prior year amounts in the consolidated balance sheet have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ materially from those estimates and assumptions.

On an ongoing basis, management evaluates its estimates assumptions, including those related to (i) the collectability of accounts receivable; (ii) write-down for excess and obsolete inventories; (iii) warranty obligations; (iv) the value assigned to and estimated useful lives of long-lived assets; (v) the realization of tax assets and estimates of tax liabilities and tax reserves; (vi) amounts recorded in connection with acquisitions; (vii) recoverability of intangible assets and goodwill; (viii) the recognition and disclosure of fair value of debt instruments and contingent liabilities; (ix) the computation of share-based compensation; (x) accrued expenses; and (xi) the recognition of revenue based on a cost-to-cost measure of progress for certain engineering services contracts. These estimates are based on historical data and experience, as well as various other

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. The Company engages third-party valuation specialists to assist with estimates related to the valuation of certain financial instruments and assets acquired in connection with acquisitions. Such estimates often require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions or circumstances.

Foreign Currency

Certain of the Company's self-sustaining foreign subsidiaries use the local currency as their functional currency. Assets and liabilities for these subsidiaries have been translated into U.S. dollars at the exchange rates prevailing at the end of the period and results of operations at the average exchange rates for the period. Unrealized exchange gains and losses arising from the translation of the financial statements of our non-U.S. functional currency operations are accumulated in the cumulative translation adjustments account in accumulated other comprehensive loss.

For those foreign subsidiaries where the U.S. dollar is the functional currency, all foreign currency-denominated accounts are remeasured into U.S. dollars. Unrealized exchange gains and losses arising from remeasurements of foreign currency-denominated assets and liabilities are included within *Other income (expense), net* in the consolidated statements of operations and comprehensive loss. Gains and losses arising from international intercompany transactions that are of a long-term investment nature are reported in the same manner as translation gains and losses. Realized exchange gains and losses are included in net income for the periods presented.

Forward Exchange Contracts

The Company's forward exchange contracts, which are used to hedge anticipated U.S. dollar denominated sales and purchases as well as other foreign currency denominated sales and purchases such as Canadian Dollar, Euro and Great British Pound, do not qualify for hedge accounting and are recognized at fair value. Any change in the fair value of these contracts is reflected as part of *Other income (expense), net* in the consolidated statement of operations.

Consolidation

The consolidated financial statements comprise the financial statements of the Company, its wholly owned subsidiaries, and subsidiaries that it controls due to ownership of a majority voting interest. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. All significant intercompany accounts and transactions are eliminated in consolidation. The Company recognizes noncontrolling interest related to its less-than-wholly-owned subsidiary as equity in the consolidated financial statements separate from the parent entity's equity. The net loss attributable to noncontrolling interest is included in net loss in the consolidated statements of operations and comprehensive loss.

Emerging Growth Company

The Company previously elected to use the extended period to comply with new or revised accounting standards applicable to public companies under Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 ("JOBS Act"). The market value of the Company's common stock held by non-affiliates exceeded $700 million as of June 30, 2023, and therefore, the Company no longer qualifies for emerging growth company status as of December 31, 2023. As a result, the Company is now subject to certain disclosure requirements that have not been applicable to the Company as an emerging growth company, and no longer has the ability to take advantage of the extended transition period to comply with new or revised accounting standards.

Cash and Cash Equivalents

Cash and cash equivalents are defined as short-term, highly liquid investments with original maturities of 90 days or less at the date of purchase. As of December 31, 2023 and 2022, cash and cash equivalents consisted of money market funds and cash deposits that were held by reputable financial institutions in local jurisdictions of the Company's subsidiaries including primarily the U.S., Canada, China, Germany, Great Britain and Switzerland denominated in U.S. dollars and local currency.

Accounts Receivable

Accounts receivable consist of amounts due primarily from customers for product sales and engineering services agreements. Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company accounts for potential losses in

accounts receivable utilizing the allowance method. The Company closely monitors outstanding accounts receivable and considers its knowledge of customers, historical losses, and current and expected economic conditions in establishing the allowance for doubtful accounts. The Company did not have any write-offs in any period presented.

Concentration of Credit Risk

The Company deposits its cash with large financial institutions. At times, the Company's cash balances with individual banking institutions will exceed the limits insured by the FDIC, however, the Company has not experienced any losses on such deposits.

The Company extends credit to its customers based upon an evaluation of the customers' financial condition and credit history and generally does not require collateral. Credit losses, if any estimated, are provided for in the consolidated financial statements and consistently have been within management's expectations. See *Note 15 — Revenue — Concentrations*.

Inventory, net

The Company values inventories at the lower of cost or net realizable value on a first-in, first-out basis. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. Inventories are reduced for write-downs based on periodic reviews for evidence of slow-moving or obsolete parts. The write-down is based on the comparison between inventory on hand and forecasted customer demand for each specific product. Once written down, inventory write-downs are not reversed until the inventory is sold or scrapped. Inventory write-downs are also established when conditions indicate the net realizable value is less than cost due to physical deterioration, technological obsolescence, changes in price level or other causes. All inventory provisions are recorded to cost of goods sold in the consolidated statement of operations.

Property and Equipment, Net

The Company's property and equipment primarily consist of lab equipment, production tooling and masks, equipment, furniture and fixtures, leasehold improvements, and computer hardware and software. Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based on the estimated useful lives of between three and seven years and for leasehold improvements the lesser of the remaining lease term or useful life. Major improvements are capitalized while routine repairs and maintenance are charged to expense when incurred.

Production masks with discernible future benefits, namely that they will be used to manufacture products to service customer demand, are capitalized and amortized over the estimated useful life of four years. Production masks being used for research and development or testing do not meet the criteria for capitalization and are expensed as research and development costs.

Business Combinations

The Company accounts for its business acquisitions under the ASC Topic 805, *Business Combinations* guidance for business combinations. The total cost of acquisitions is allocated to the underlying identifiable net assets based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items.

Intangible Assets, Net

The Company's intangible assets include intangible assets acquired from business combinations, intellectual property ("IP") and software licensed from third parties. The majority of the intangible assets have finite lives, except for those related to in-progress research and development ("IPR&D"), and are amortized over a period of two to ten years, on a straight-line basis, which approximates the pattern in which economic benefits of these assets are expected to be utilized. IPR&D is considered to have indefinite life until the abandonment or completion of the associated research and development efforts. If the development is abandoned in the future, these assets will be expensed in the period of abandonment. If and when the development activities are completed, IPR&D assets will be reclassified to developed technology, management will make a determination of the useful lives and methods of amortization of these assets.

Goodwill

Goodwill represents the excess of the fair value of purchase consideration of an acquired business over the fair value of the identifiable net assets acquired. Goodwill is not amortized but is tested for impairment at a reporting unit level on an annual basis on October 1, or more frequently if circumstances change or an event occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Significant judgment may be required when goodwill is assessed for impairment. Qualitative factors may be assessed to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the assessment of all relevant qualitative factors indicates that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, a quantitative goodwill impairment test is not necessary. If the assessment of all relevant qualitative factors indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company will perform a quantitative goodwill impairment test. The quantitative impairment test for goodwill consists of a comparison of the fair value of a reporting unit with its carrying value, including the goodwill allocated to that reporting unit. If the carrying value of a reporting unit exceeds its fair value, the Company will recognize an impairment loss equal to the amount of the excess, limited to the amount of goodwill allocated to that reporting unit. Application of the impairment test requires judgement, including the identification of reporting units, assignment of assets and liabilities to reporting units and the determination of fair value of each reporting unit. The Company did not record any impairment to goodwill for the years ended December 31, 2023, 2022 and 2021.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, consisting of property and equipment, right-of-use assets and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company regularly reviews its operating performance for indicators of impairment. Factors considered important that could trigger an impairment review include a significant underperformance relative to expected historical or projected future operating results, or a significant change in the manner of the use of the assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or asset group) to estimated undiscounted future cash flows expected to be generated by the asset (or asset group). If the carrying amount of an asset (or asset group) exceeds its estimated undiscounted future cash flows, an impairment charge is recognized to the extent the fair value is less than the carrying value. The Company did not record any impairment to long-lived assets for the years ended December 31, 2023, 2022 and 2021.

Fair Value Measurements

Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between willing, able and knowledgeable market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. In addition, a three-tiered hierarchy for inputs is used in management's determination of fair value of financial instruments that emphasizes the use of observable inputs over the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are market participant assumptions based on market data obtained from sources independent of the Company. Unobservable inputs are the reporting entity's own assumptions about market participants based on the best information available under the circumstances. In assessing the appropriateness of using observable inputs in making its fair value determinations, the Company considers whether the market for a particular security is "active" or not based on all the relevant facts and circumstances.

Valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of widely accepted valuation models, provide a single fair value measurement for individual securities for which a fair value has been requested under the terms of service agreements. The inputs used by the valuation service providers include, but are not limited to, market prices from recently completed transactions and transactions of comparable securities, interest rate yield curves, credit spreads, currency rates and other market observable information, as applicable. The valuation models consider, among other things, market observable information as of the measurement date as well as the specific attributes of the security being valued including its term, interest rate, credit rating, industry sector and, when applicable, collateral quality and other issue or issuer specific information. When market transactions or other market observable data is limited, the extent to which judgment is applied in determining fair value is greatly increased.

As a basis for considering such assumptions, a three-tier value hierarchy is used in management's determination of fair value based on the reliability and observability of inputs as follows:

Level 1 — Valuations are based on unadjusted quoted prices in active markets that the Company has the ability to access for identical, unrestricted assets and do not involve any meaningful degree of judgment. An active market is defined as a market where transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

Level 2 — Valuations are based on direct and indirect observable inputs other than quoted market prices included in Level 1. Level 2 inputs include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as the terms of the security and market-based inputs;

Level 3 — Valuations are based on techniques that use significant inputs that are unobservable. The valuation of Level 3 assets and liabilities requires the greatest degree of judgment. These measurements may be made under circumstances in which there is little, if any, market activity for the asset or liability. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Company considers factors specific to the asset. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's fair value measurements in each reporting period include cash equivalents, debt instruments, share-based awards, simple agreements for future equity ("SAFEs"), warrants, contingent considerations and earn-out liabilities. The Company's financial instruments of accounts receivable, accounts payable and accrued expenses are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date. The Company remeasured its SAFEs and warrants, and continues to remeasure its contingent considerations and earn-out liabilities associated with business combinations using Level 3 fair value measurements.

Warrant Liability

The Company accounted for the public and private placement warrants issued in connection with the Transaction in accordance with ASC 815-40, *Derivatives and Hedging—Contracts in Entity's Own Equity* ("ASC 815"), under which the warrants do not meet the criteria for equity classification and must be recorded as liabilities. As the warrants did not meet the definition of a derivative as contemplated in ASC 815, the warrants were measured at fair value at inception and at each reporting date in accordance with ASC 820, *Fair Value Measurement*, with changes in fair value recognized as a component of *Other income (expense), net* on the consolidated statement of operations. As of November 9, 2023, indie completed the exchange of the warrants, which eliminated the need for future remeasurement of the warrant liabilities.

Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The chief operating decision maker ("CODM") is the Chief Executive Officer. The Company has multiple business activities and are managed and held accountable for operations, operating results and plans for levels or components below the consolidated unit level by individual segment managers. However, discrete financial information is not reviewed by CODM as the operating results of the Company are reviewed by the CODM only on a consolidated basis. Accordingly, the Company has one operating segment, and therefore, one reportable segment.

Revenue

Revenue is primarily derived from the design and sale of semiconductor solutions. Revenue is recognized within the scope of ASC 606, *Revenue from Contracts with Customers*. The Company recognizes product revenue in the consolidated statement of operations when it satisfies performance obligations under the terms of its contracts and upon transfer of control at a point in time when title transfers either upon shipment to or receipt by the customer as determined by the contractual shipping terms of the contract, net of accruals for estimated sales returns and allowances. Sales and other taxes the Company collects, if any, are excluded from revenue. Product revenue arrangements do not contain significant financing components.

The Company generally offers a limited warranty to customers covering a period of twelve months which obligates the Company to repair or replace manufacturing defective products. The warranty is not sold separately and does not represent a separate performance obligation. Therefore, such warranties are accounted for under ASC 460, *Guarantees*, and the estimated costs of warranty claims are accrued as cost of goods sold in the period the related revenue is recorded. Infrequently, the Company offers an extended limited warranty to customers for certain products. The Company accrues for known warranty and indemnification issues if a loss is probable and can be reasonably estimated.

Engineering services contracts with customers typically contain only one distinct performance obligation, which is primarily design services for integrated circuits ("ICs") based on agreed upon specifications. Engineering services contracts typically also include the purchase, at the customer's option, of the designed products at agreed upon prices subsequent to completion of the design services. The Company has determined that the option to purchase these products is not a material right and has not allocated transaction price to this provision.

For these engineering services arrangements, revenue is recognized over time as services are provided based on the terms of the contract on an input basis, using costs incurred as the measure of progress and is recorded as contract revenue in the consolidated statement of operations. The costs incurred represent the most reliable measure of transfer of control to the customer. Revenue is deferred for amounts billed or received prior to delivery of the services.

Practical Expedients and Elections

ASC 606 requires disclosure of the aggregate amount of transaction price that is allocated to performance obligations that have not yet been satisfied as of the reporting periods presented. The guidance provides certain practical expedients that limit this requirement and, therefore, disclosure of the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which revenue is recognized at the amount to which the Company has the right to invoice for services performed is not provided. The Company has elected not to disclose the aggregate amount of transaction prices associated with unsatisfied or partially unsatisfied performance obligations for contracts where these criteria are met.

The Company's policy is to capitalize any incremental costs incurred to obtain a customer contract, only to the extent that the benefit associated with the costs is expected to be longer than one year. Capitalizable contract costs were not significant as of both December 31, 2023 and 2022 and accordingly, no costs have been capitalized.

The Company accounts for shipping and handling activities related to contracts with customers as costs to fulfill the promise to transfer the associated products. When shipping and handling costs are incurred after a customer obtains control of the products, the Company has elected to account for these as costs to fulfill the promise and not as a separate performance obligation. Shipping and handling costs associated with the distribution of products to customers are insignificant, but if incurred, are recorded in cost of goods sold generally when the related product is shipped to the customer.

Upon adoption of ASC 842, *Leases*, the Company elected the package of practical expedients permitted under the transition guidance, which does not require reassessment of prior conclusions related to contracts containing a lease, lease classification and initial direct lease costs. Further, the Company elected to exclude short-term leases (term of 12 months or less) from the balance sheet presentation and accounted for non-lease and lease components in a contract as a single lease for certain asset classes.

Cost of Goods Sold

Cost of goods sold includes cost of materials and contract manufacturing services, including semiconductor wafers processed by third-party foundries, costs associated with packaging, assembly, testing and shipping products. In addition, cost of goods sold includes the costs of personnel, certain royalties for embedded intellectual property, production tooling used in the manufacturing process, logistics, warranty, and amortization of production mask costs. Cost of goods sold also include amortization of certain intangible assets acquired through business combinations.

In addition to generating revenues from product shipments, the Company recognizes revenues related to certain engineering services contracts which help offset the costs of developing ICs for customers. The costs associated with fulfilling these contracts are expensed as incurred as research and development in the period incurred.

Research and Development Expenses

Research and development expenses consist of costs incurred in performing product design and development activities including employee compensation and benefits, third-party fees paid to consultants, occupancy costs, pre-production engineering mask costs, engineering samples and prototypes, packaging, test development and product qualification costs. In certain situations, the Company enters into engineering services agreements with certain customers to develop ICs. The costs incurred in satisfying these contracts are recorded as research and development expenses. Research and development expenses also include amortization of certain intangible assets acquired through business combinations. All research and development costs are expensed as incurred.

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses include employee compensation and benefits for sales, executive management, finance, accounting, legal, human resources and other administrative personnel. In addition, it includes marketing and advertising, outside legal, tax and accounting services, insurance, and occupancy costs and related overhead costs allocated based on headcount. Selling, general, and administrative costs also include amortization of certain intangible assets acquired through business combinations. Selling, general, and administrative costs are expensed as incurred.

Share-Based Compensation

The Company recognizes compensation expense for all share-based payment awards made to employees and directors. The fair value of share-based payment awards is amortized over the requisite service period, which is defined as the period during which an employee is required to provide service in exchange for an award. The Company generally uses a straight-line attribution method for all grants that include only a service condition. Awards with both performance and service conditions are expensed over the service period for each separately vesting tranche.

Share-based compensation expense recognized during the period includes actual expense on vested awards and expense associated with unvested awards. Forfeitures are recorded as incurred.

The determination of fair value of restricted and certain market- or performance-based stock awards and units is based on the value of the Company's stock on the date of grant with performance-based awards and units adjusted for the actual outcome of the underlying vesting conditions. The determination of fair value of shares issued through the Company's Employee Equity Participation Plan and options granted are based on the Black-Scholes model. The fair value of market-based awards is based on Monte Carlo Simulations analysis.

Income Taxes

As a result of the Transaction, indie Semiconductor, Inc. became the holding company for ADK LLC. ADK LLC is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, ADK LLC is not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by ADK LLC is passed through to and included in the taxable income or loss of its members, including indie, based on its economic interest held in the partnership. indie is taxed as a corporation and is subject to U.S. federal, state and local income taxes with respect to its allocable share of any taxable income or loss of ADK LLC, as well as any stand-alone income or loss generated by indie.

Income taxes are recognized based upon our underlying annual blended federal, state and foreign income tax rates for the year. As the sole managing member of ADK LLC, indie Semiconductor, Inc. consolidates the financial results of ADK LLC and its subsidiaries. Further, indie Semiconductor Inc. is taxed as a corporation and is subject to U.S. federal, state and local income taxes with respect to its allocable share of any taxable income or loss of ADK LLC, as well as any stand-alone income or loss generated by indie. Income tax benefits for the year ended December 31, 2023 are primarily related to the tax effects of our acquisition structure of GEO and release of valuation allowance in China. Income tax benefits for the year ended December 31, 2022 are primarily related to our operations in Canada and Europe.

The Company accounts for income taxes under the asset and liability method pursuant to ASC 740 for its corporate subsidiaries. Under this method, the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized based on all available positive and negative evidence. As of December 31, 2023, the Company continues to maintain a full valuation allowance against its deferred tax assets in the US, but has released the valuation allowance for entities in China.

The Company recognizes liabilities for uncertain tax positions based on a two-step process regarding recognition and measurement. The Company recognizes a tax benefit only if it is more likely than not the tax position will be sustained on examination by the local taxing authorities based on the technical merits of the position. The Company then measures the tax benefits recognized in the financial statements from such positions based on the largest benefit greater than 50% likelihood of being realized upon ultimate settlement with the related tax authority. The changes in recognition or measurement are reflected in the period in which the change in judgment occurs based on new information not previously available. As of December 31, 2023, the Company has not identified any uncertain tax positions.

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

The Company records interest and penalties related to unrecognized tax benefits in its tax provision. As of December 31, 2023, no accrued interest or penalties are recorded on the consolidated balance sheet, and the Company has not recorded any related expenses.

Comprehensive Loss

Other comprehensive loss consists of two components, net loss and other comprehensive income (loss) ("OCI"). OCI refers to revenue, expenses and gains and losses that under U.S. GAAP are recorded as an element of stockholders' equity and excluded from net income (loss). indie's OCI consists of foreign currency translation adjustments from its subsidiaries not using the U.S. dollar as their functional currency. Foreign currency translation gain (loss) adjustments of $5,781, ($10,624) and $(1,365) represent the difference between net loss and comprehensive loss for the years ended December 31, 2023, 2022 and 2021, respectively.

Net Loss Per Share Attributable to Common Stockholders

The Company's basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. The computation of net loss attributable to common stockholders is computed by deducting net earnings or loss attributable to non-controlling interests from the consolidated net earnings or loss. The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. The dilutive effect of these potential common shares is reflected in diluted earnings per share by application of (i) the treasury stock method for assumed exercise of stock options, vesting of outstanding equity awards; and (ii) if-converted method for assumed issuance of shares related to the convertible debt.

Stock Repurchase

The Company accounts for stock repurchases in the consolidated balance sheet by reducing common stock for the par value of the shares, reducing paid-in capital for the amount in excess of par to zero during the period in which the shares are repurchased, and recording the residual amount, if any, to retained earnings.

Recent Accounting Pronouncements

Recently Issued Not Yet Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740) — Improvements to Income Tax Disclosures*, to require enhanced income tax disclosures to provide information to assess how an entity's operations and related tax risks, tax planning, and operational opportunities affect its tax rate and prospects for future cash flows. The amendments in this update provide that a business entity disclose (1) a tabular income tax rate reconciliation, using both percentages and amounts, (2) separate disclosure of any individual reconciling items that are equal to or greater than 5% of the amount computed by multiplying the income (loss) from continuing operations before income taxes by the applicable statutory income tax rate, and disaggregation of certain items that are significant and (3) amount of income taxes paid (net of refunds received) disaggregated by federal, state and foreign jurisdictions, including separate disclosure of any individual jurisdictions greater than 5% of total income taxes paid. These amendments are effective for the Company for annual periods in 2025, applied prospectively, with early adoption and retrospective application permitted. The Company intends to adopt the amendments in this update prospectively in 2025. The impact of the adoption of the amendments in this update is not expected to be material to the Company's consolidated financial position and results of operations, since the amendments require only enhancement of existing income tax disclosures in the notes to the Company's consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures*, to require enhanced disclosures that include reportable segment expenses. The amendments in this update provide that a business entity disclose significant segment expenses, segment profit or loss (after significant segment expenses), and allows reporting of additional measures of a segments profit or loss if used in assessing segment performance. Such disclosures apply to entities with a single reportable segment and is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2023-07 on its consolidated financial statements and related disclosures.

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

Recently Adopted Accounting Pronouncements

In October 2021, the FASB issued ASU No. 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customer*s, to provide specific guidance to eliminate diversity in practice on how to recognize and measure acquired contract assets and contract liabilities from revenue contracts from customers in a business combination consistent with revenue contracts with customers not acquired in an acquisition. The amendments in this update provide that the acquirer should consider the terms of the acquired contracts, such as timing of payment, identify each performance obligation in the contracts, and allocate the total transaction price to each identified performance obligation on a relative standalone selling price basis as of contract inception (that is, the date the acquiree entered into the contracts) or contract modification to determine what should be recorded at the acquisition date. These amendments were effective for the Company in 2023. The impact of the adoption of the amendments in this update was not material to the Company's consolidated financial position and results of operations.

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. This ASU requires entities to measure the impairment of certain financial instruments, including accounts receivable, based on expected losses rather than incurred losses. This ASU is effective for fiscal years beginning after December 15, 2022, with early adoption permitted, and will be effective for the Company beginning in 2023. The Company adopted the guidance as of January 1, 2023 and the impact to its consolidated financial statements was not material.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842) ("ASU 2016-02"), whereby lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use ("ROU") asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. The FASB issued ASU 2019-10-*Financial Instruments-Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates* in November 2019 and ASU 2020-05-*Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities* in June 2020. The ASUs change some effective dates for ASU 2016-02 on leasing. After applying ASU 2019-10 and 2020-05, ASU 2016-02 is effective for annual periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2021.

The Company applied the transition requirements on the adoption date of January 1, 2022, rather than at the beginning of the earliest comparative period presented. This approach allows for a cumulative effect adjustment in the period of adoption, and prior periods will not be restated. In addition, the Company elected the package of practical expedients permitted under the transition guidance, which does not require reassessment of prior conclusions related to contracts containing a lease, lease classification and initial direct lease costs. The Company also elected to use the hindsight practical expedient to consider any facts or circumstances that have changed through the January 1, 2022 adoption date that may affect the lease term due to renewal options and assess the impairment of the right-of-use asset. As an accounting policy election, the Company also excluded short-term leases (term of 12 months or less) from the balance sheet presentation and accounted for non-lease and lease components in a contract as a single lease component for certain asset classes. Effective January 1, 2022, the Company recorded the impact on its consolidated balance sheet from the recognition of ROU asset and lease liability of $10,344. The impact to its consolidated statements of operations, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows is not material. See *Note 19 — Leases*, for additional details.

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740) — Simplifying the Accounting for Income Taxes*, which simplifies the accounting for income taxes by removing certain exceptions to the general principles of ASC 740, *Income Taxes*. The amendments also improve consistent application of and simplify U.S. GAAP for other areas of ASC 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 (and December 15, 2021 for nonpublic companies) and early adoption is permitted. Depending on the amendment, adoption may be applied on a retrospective, modified retrospective, or prospective basis. The Company adopted ASU 2019-12 as of January 1,

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

2022 on a prospective basis. The standard did not have a material impact on the Company's consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, which simplifies the guidance on the issuer's accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt. Instead, they will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was within the scope of those models before the adoption of ASU 2020-06. Also, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share and treasury stock method will be no longer available. The provisions of ASU 2020-06 are applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company early adopted this update on January 1, 2022 using the modified retrospective method of transition and the impact to its consolidated financial statements was not material.

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

3) Business Combinations

The Company acquired Symeo in January 2022, Silicon Radar in February 2023, GEO in March 2023 and Exalos in September 2023. December 31, 2023:

	Exalos	Silicon Radar	GEO	Symeo
Purchase price — cash consideration paid	$ —	$ 8,653	$ 91,076	$ 10,000
Purchase price — cash consideration accrued	—	800	3,464	9,674
Less: cash acquired	(3,439)	(208)	(1,092)	(1,295)
Net cash consideration	$ (3,439)	$ 9,245	$ 93,448	$ 18,379
Purchase price — equity consideration issued (common stock)	$ 42,791	$ 9,834	$ 75,556	$ —
Purchase price — equity consideration issuable (common stock)	2,500	—	20,979	—
Total equity consideration	$ 45,291	$ 9,834	$ 96,535	$ —
Earn out shares	$ —	$ —	$ —	$ 7,836
Contingent consideration	13,225	9,240	59,280	—
Net consideration	$ 55,077	$ 28,319	$ 249,263	$ 26,215
Estimated fair value of net assets and liabilities assumed:				
Current assets other than cash	$ 4,408	$ 2,979	$ 24,043	$ 2,767
Property and equipment	1,001	781	178	1,039
Developed technology	7,968	4,950	69,330	5,060
In-process research & development	7,968	8,870	27,040	4,060
Customer relationships	5,312	4,340	14,220	4,510
Backlog	664	150	390	350
Trade name	3,984	2,130	10,320	2,590
Operating lease right-of-use assets step-up	664	—	—	—
Other non-current assets	—	17	10	36
Current liabilities	(3,541)	(1,585)	(6,084)	(1,461)
Deferred revenue	—	(512)	—	—
Deferred tax liabilities, non-current	(5,318)	(2,772)	(1,982)	(1,055)
Other non-current liabilities	—	—	(711)	—
Total fair value of net assets acquired	$ 23,110	$ 19,348	$ 136,754	$ 17,896
Goodwill	$ 31,967	$ 8,971	$ 112,509	$ 8,319

For all acquisitions, trade receivables and payables, as well as other current and non-current assets and liabilities and deferred revenue, were valued at the existing carrying value as they represented the fair value of those items at the acquisition date, based on management's judgments and estimates.

Because the acquisition related to Exalos occurred relatively recently, and in light of the magnitude of the transaction, the significant information to be obtained and analyzed and the fact that Exalos resides in a foreign jurisdiction, the Company's fair value estimates for the purchase price allocation are preliminary and may change during the allowable measurement period, which is up to the point the Company obtains and analyzes the information that existed as of the date of the acquisition necessary to determine the fair values of the assets acquired and liabilities assumed, but in no case to exceed more than one year from the date of acquisition. Changes in the estimated fair values of the net assets recorded for the business combination of Exalos upon the finalization of more detailed analyses of the facts and circumstances that existed at the date of the transaction will change the allocation of the purchase price. Subsequent changes to the purchase allocation during the measurement period

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

that are material will be recorded in the reporting period in which the adjustment amounts are determined. As of February 29, 2024, the Company had not finalized the determination of fair values allocated to various assets and liabilities, including, but not limited to, inventory, property, plant and equipment, identifiable intangible assets, other assets, deferred taxes, goodwill, tax uncertainties, income taxes payable and other liabilities. Specifically for the valuation of intangibles assets acquired, the Company used publicly available benchmarking information, as well as a variety of other assumptions, including market participant assumptions to determine the preliminary values. Any changes in the fair values of the assets acquired and liabilities assumed during the measurement period may result in material adjustments to goodwill and deferred tax.

The aggregated amount of revenue from the acquired businesses in 2023 included in the Company's consolidated statement of operations from their acquisition dates through December 31, 2023 is $59,687. It is impracticable for the Company to disclose the aggregated net earnings of these business combinations included in the Company's consolidated statement of operations from their acquisition dates through December 31, 2023 as the Company merged GEO into ADK LLC shortly after the acquisition such that the operating activities are comingled within ADK LLC.

Acquisition of Exalos AG

On September 18, 2023, Ay Dee Kay Ltd. completed its acquisition of Exalos AG, a Swiss corporation ("Exalos"), pursuant to that Share Sale and Purchase Agreement by and among Ay Dee Kay Ltd., the Company and all of the stockholders of Exalos, whereby Ay Dee Kay Ltd. acquired all of the outstanding common shares of Exalos. The closing consideration consisted of (i) approximately 6,613,786 shares of Class A common stock of the Company, with a fair value of $42,791, and (ii) a contingent consideration with fair value of $13,225 at closing, payable in cash, subject to Exalos' achievement of certain revenue-based milestones through September 30, 2025; and (iii) a holdback of $2,500 subject to final release 12 months from the acquisition date payable in shares of Class A common stock. The purchase price is subject to working capital and other adjustments as provided in the Share Sale and Purchase Agreement.

The Company paid a premium (i.e., goodwill) over the fair value of the net tangible and identified intangible assets acquired as this acquisition immediately expands the Company's ADAS and User Experience product and technology offering to its global tier one and automotive OEM customer base. Specifically, indie can now leverage Exalos' technology portfolio to extend its FMCW LiDAR portfolio. The goodwill is not expected to be deductible for tax purposes.

The Company incurred various acquisition-related costs, which were primarily legal expense and recorded as part of the S*elling, General and Administrative* expenses. Total costs incurred are $621 for the year ended December 31, 2023

The Company maintains an adjustment holdback for the purpose of providing security against any adjustment to the amounts at closing. The holdback period extends for 12 months from the closing date and will be paid in shares of Class A common stock.

Total purchase consideration transferred at closing also included contingent consideration that had a fair value of $13,225 as of the acquisition date. The acquisition date fair value of the contingent consideration was determined based on the Company's assessment of the probability of achieving the performance targets that ultimately obligate the Company to transfer additional consideration to the seller. The contingent consideration is comprised of two tranches, both subject to Exalos achieving certain revenue targets. Both tranches are payable in cash or Class A common stock, at indie's election, up to a maximum of $20,000, upon the achievement of revenue threshold of $19,000 for the twelve-month period ending on September 30, 2024 and the achievement of revenue threshold of $21,000 for the twelve-month period ending on September 30, 2025, respectively. The fair value of any outstanding contingent consideration liabilities will be remeasured as of the end of each reporting period with any resulting remeasurement gains or losses recognized in the consolidated statement of operations. The first tranche of this earn-out liability is reflected in *Contingent considerations* and the second tranche is reflected in *Other long-term liabilities* in the consolidated balance sheet as of December 31, 2023.

Pro forma financial information for Exalos is not disclosed as the results are not material to the Company's consolidated financial statements.

Acquisition of GEO Semiconductor Inc.

On February 9, 2023, indie entered into an Agreement and Plan of Merger, pursuant to which Gonzaga Merger Sub Inc., a Delaware corporation and indie's wholly-owned subsidiary, will merge with and into GEO Semiconductor Inc., a Delaware corporation, with GEO surviving as a wholly-owned subsidiary of indie. The aggregate consideration for this transaction consisted of (i) $93,448 in cash (including accrued cash consideration at closing and net of cash acquired); (ii) the issuance by

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

indie of 6,868,768 shares of Class A common stock at closing, with a fair value of $75,556; (iii) 1,907,180 shares of Class A common stock at closing, with a fair value of $20,979 payable in the next 24-month period after closing for the purpose of adjustment and indemnity holdbacks; and (iv) contingent consideration with fair value of $59,280 at closing payable in cash or in Class A common stock, subject to achieving certain GEO-related revenue targets through September 30, 2024. The purchase price is subject to working capital and other adjustments as provided in the Agreement and Plan of Merger. The transaction was completed on March 3, 2023.

indie incurred various acquisition-related costs, which were primarily legal expense and recorded as part of the S*elling, General and Administrative* expenses. Total costs incurred are $2,473 for the year ended December 31, 2023.

GEO has programs with major image sensor suppliers and is engaged in multiple EV and autonomous vehicle programs. Its products comprise three generations of application specific camera video processors, including those focused on viewing, where video is projected on a display and viewed by the driver, and sensing, where video is processed using advanced computer vision and machine learning algorithms to assist the driver. The unique ability to support both of these key categories is expected to allow indie to deliver solutions in applications ranging from simple backup cameras to full Autonomous Driving platforms. Accordingly, indie paid a premium (i.e., goodwill) over the fair value of the net tangible and identifiable intangible assets acquired as this acquisition is expected to continue to strengthen indie's expansion into the ADAS and autonomous vehicles market. The goodwill is not expected to be deductible for tax purposes.

The Company maintains an indemnity and adjustment holdback for the purpose of providing security against any adjustment to the amounts at closing. The indemnity holdback period extends for 24 months from the anniversary of the closing date. The indemnity holdback will be settled by transferring up to 1,566,472 shares of the Company's Class A common stock. The fair value of the indemnity holdback was $17,231 as of the acquisition date. The adjustment holdback represents up to 340,708 shares of the Company's stock and its period extends for 60 days from the closing date. The fair value of the adjustment holdback was $3,748 as of the acquisition date. The fair value of any outstanding liabilities will be remeasured as of the end of each reporting period with any resulting remeasurement gains or losses recognized in the consolidated statement of operations. On July 7, 2023, the adjustment holdback was settled and 291,366 shares of Class A common stock were issued with a final fair value of $2,651. Accordingly, the fair value of the adjustment holdback was reduced to zero as of December 31, 2023 and a gain of $1,096 was recorded in *Other income (expense), net* for the year ended December 31, 2023 in the consolidated statement of operations. The indemnity holdback is reflected in *Other long-term liabilities* in the consolidated balance sheet as of December 31, 2023.

Total purchase consideration transferred at closing included contingent consideration that had a fair value of $59,280 as of the acquisition date, which was determined by conducting a Monte Carlo Simulation analysis. The contingent consideration is comprised of two tranches, both subject to GEO achieving certain GEO-related revenue targets. The first tranche is payable, up to a maximum of $55,000, upon the achievement of revenue threshold of $20,000 for the twelve-month period ending on March 31, 2024. The second tranche payable, up to a maximum of $35,000, upon the achievement of revenue threshold of $10,000 for the six-month period ending on September 30, 2024. Both tranches are payable in cash or common stock, at indie's election. The number of shares issuable through a payment in common stock equals to earnout value divided by a 20 days VWAP ending on each earnout period and is collared between $8.50 and $11.50 per share ("Earnout Parent Trading Price"). Should the Company elect to pay the earn-out consideration in cash, the amount will be determined by multiplying the number of shares payable by the Earnout Parent Trading Price. The fair value of any outstanding contingent consideration liabilities will be remeasured as of the end of each reporting period with any resulting remeasurement gains or losses recognized in the consolidated statement of operations. The first and second tranche of this earn-out liability are both reflected in *Contingent considerations* in the consolidated balance sheet as of December 31, 2023.

As of December 31, 2023, the Company finalized the opening net assets acquired and goodwill.

The fair value of inventory was calculated using the cost of goods sold to estimate the selling price. The selling price was adjusted for selling costs and a reasonable profit margin.

Developed technology relates to a primary product GEO held at the time of acquisition and was valued using Multi-Period Excess Earnings Method ("MPEEM") approach, which estimates value based upon the present value of future economic benefits. This method determines the value of the specific intangible asset as the present value of 'excess' cash flows or income attributable to a specific intangible asset after an appropriate return for all other assets used in the operation of the

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

corresponding business have been accounted for. The economic useful life was determined to be eight years based on the technology cycle, as well as the cash flows over the forecast period.

The fair value of IPR&D, was determined using the replacement cost approach, which represents a systematic framework for estimating the value of intangible assets based upon the economic principle of substitution. If the development is abandoned in the future, these assets will be expensed in the period of abandonment. If and when the development activities are completed, IPR&D assets will be reclassified to developed technology, management will make a determination of the useful lives and methods of amortization of these assets.

Customer relationships represents the fair value of future projected revenue that will be derived from sales of products to existing customers of GEO. The fair value was determined by applying the distributor method, which is a variation of the MPEEM. The economic useful life was determined to be twelve years.

Backlog relates to various purchase orders in place with GEO's customers at the time of the acquisition. The fair value was determined by applying the distributor method. The economic useful life was determined to be two years.

Trade name relates to the trade names held by GEO. The fair value was determined by applying the relief from royalty of the income approach. The selected royalty rate was determined based on an analysis of licensing agreements related to similar brand names. The economic useful life was determined to be eight years.

Under both the relief from royalty method and MPEEM, the fair value models incorporated estimates of future cash flows, estimates of allocations of certain assets and cash flows, estimates of future growth rates and management's judgment regarding the applicable discount rates to use to discount such estimates of cash flows. Because the estimates and assumptions made by management at the time of the acquisitions are unobservable and significant to the overall fair value measurement of these acquired identifiable intangible assets, the corresponding fair values are classified as Level 3 fair value hierarchy measurements.

The amount of revenue of GEO included in the Company's consolidated statement of operations from the acquisition date of March 3, 2023 through December 31, 2023 is $48,417. It is impracticable for the Company to disclose the net earnings of GEO included in the Company's consolidated statement of operations from the acquisition date of March 3, 2023 through December 31, 2023 as the Company merged GEO into ADK LLC shortly after the acquisition such that the operating activities are comingled within ADK LLC.

The unaudited pro forma financial information shown below summarizes the combined results of operations for the Company and GEO as if the closing of the acquisition had occurred on January 1, 2023:

	Year ended December 31, 2023	Year ended December 31, 2022
Combined revenue	$ 226,839	$ 160,748
Combined net loss before income taxes	$ (143,046)	$ (87,020)

The unaudited pro forma financial information includes adjustments that are directly attributable to the business combination and are factually supportable. Pro forma information reflects adjustments that are expected to have a continuing impact on the Company's results of operations and are directly attributable to the acquisition. The unaudited pro forma results include adjustments to reflect, among other things, direct transaction costs relating to the acquisition, the incremental intangible asset amortization to be incurred based on the preliminary values of each identifiable intangible asset, and to eliminate a portion of the interest expense related to legacy GEO's former loans, which were settled upon completion of the acquisition. The unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been realized if the acquisition had taken place on January 1, 2023.

Acquisition of Silicon Radar GmbH

On February 21, 2023, Symeo, a wholly-owned subsidiary of the Company, completed its acquisition of all of the outstanding capital stock of Silicon Radar. The acquisition was consummated pursuant to a Share Purchase Agreement by and among Symeo, the Company and the holders of the outstanding capital stock of Silicon Radar. The closing consideration consisted of (i) $9,245 in cash (including accrued cash consideration at closing and net of cash acquired), (ii) approximately 982,445 shares

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

of Class A common stock of the Company, with a fair value of $9,834, and (iii) a contingent consideration payable in cash or in Class A common stock subject to Silicon Radar's achievement of certain revenue-based milestones through February 21, 2025. The fair value of this contingent consideration was $9,240 on February 21, 2023. The purchase price is subject to working capital and other adjustments as provided in the Share Purchase Agreement.

The Company paid a premium (i.e., goodwill) over the fair value of the net tangible and identified intangible assets acquired as this acquisition brings the Company an engineering development team with broad experience in radar system, which is expected to expand indie's entry into the radar market and enable the Company to capture strategic opportunities among Tier 1 customers. The goodwill is not expected to be deductible for tax purposes.

indie incurred various acquisition-related costs, which were primarily legal expense and recorded as part of the S*elling, General and Administrative* expenses. Total costs incurred are $717 for the year ended December 31, 2023.

The Company maintains an adjustment holdback for the purpose of providing security against any adjustment to the amounts at closing. The holdback period extends for 12 months from the closing date and was settled by cash in February 2024.

Total purchase consideration transferred at closing also included contingent consideration that had a fair value of $9,240 as of the acquisition date, which was determined by conducting a Monte Carlo Simulation Analysis. The contingent consideration is comprised of two tranches, both subject to Silicon Radar achieving certain revenue targets. Both tranches are payable, up to a maximum of $9,000, upon the achievement of revenue threshold of $5,000 for the twelve-month period ending on February 21, 2024 and the achievement of revenue threshold of $7,000 for the twelve-month period ending on February 21, 2025, respectively. Both tranches are payable in cash or common stock, at indie's election. Should indie elect to pay in common stock, the number of shares issuable through a payment in common stock equals to earnout divided by a volume-weighted-average-price ("VWAP") for 20 days ending prior to the due date for payment. The fair value of any outstanding contingent consideration liabilities will be remeasured as of the end of each reporting period with any resulting remeasurement gains or losses recognized in the consolidated statement of operations. The first tranche of this earn-out liability is reflected in *Contingent consideration* and the second tranche is reflected in *Other long-term liabilities* in the consolidated balance sheet as of December 31, 2023.

As of December 31, 2023, the Company finalized the opening net assets acquired and goodwill.

The fair value of inventory was calculated using the cost of goods sold to estimate the selling price. The selling price was adjusted for selling costs and a reasonable profit margin.

Four separate developed technologies relating to radar sensors with different frequencies were identified at the time of the acquisition. Developed technologies were each valued using relief from royalty of the income approach. The selected royalty rate was determined based on an analysis of licensing agreements related to similar technologies and was further adjusted to reflect the maintenance R&D expenses associated with sustaining the technology. The economic useful life for the identified assets range between three years and ten years based on the technology cycle related to each developed technology, as well as the cash flows over the forecast period.

Customer relationships represents the fair value of future projected revenue that will be derived from sales of products to existing customers of Symeo. The fair value was determined by applying the excess earnings method of the income approach. The economic useful life was determined to be ten years.

Backlog relates to various purchase orders in place with Symeo's customers at the time of the acquisition. The fair value was determined by applying the excess earnings method of the income approach. The economic useful life was determined to be two years was determined.

Trade name relates to the "Silicon Radar" trade name. The fair value was determined by applying the relief from royalty of the income approach. The selected royalty rate was determined based on an analysis of licensing agreements related to similar brand names. The economic useful life was determined to be seven years.

The fair value of IPR&D was determined based on the projected total costs-to-complete at the time of the acquisition. If the development is abandoned in the future, these assets will be expensed in the period of abandonment. If and when the development activities are completed, IPR&D assets will be reclassified to developed technology, management will make a determination of the useful lives and methods of amortization of these assets.

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

Under both the relief from royalty and costs-to-complete methods, the fair value models incorporated estimates of future cash flows, estimates of allocations of certain assets and cash flows, estimates of future growth rates and management's judgment regarding the applicable discount rates to use to discount such estimates of cash flows. Because the estimates and assumptions made by management at the time of the acquisitions are unobservable and significant to the overall fair value measurement of these acquired identifiable intangible assets, the corresponding fair values are classified as Level 3 fair value hierarchy measurements.

Pro forma financial information for the twelve months ended December 31, 2023 for Silicon Radar is not disclosed as the results are not material to the Company's consolidated financial statements.

Acquisition of Symeo GmbH

On October 21, 2021, indie entered into a definitive agreement with ADI to acquire Symeo. The acquisition was approved by the German government on January 4, 2022 and closed on the same day. The total consideration paid for this acquisition consisted of (i) $8,705 in cash at closing, net of cash acquired; (ii) a $10,000 promissory note payable in January 2023 with a fair market value of $9,674; and (iii) an equity-based earn-out of up to 858,369 shares of indie Class A common stock based on future revenue growth. The fair market value of this equity-based earn-out was $7,836 on January 4, 2022. The acquisition date fair value of the equity-based earn-out was determined based on the Company's assessment of the probability of achieving the performance targets that ultimately obligate the Company to transfer additional consideration to the seller. This earn-out has two tranches. Both tranches are payable upon Symeo achieving a revenue threshold of $5,000 by March 31, 2023, another revenue threshold of $6,000 by March 31, 2024 and an annual gross margin of Symeo for each period of greater than 65%. The fair value of any outstanding contingent consideration liabilities will be remeasured as of the end of each reporting period with any resulting remeasurement gains or losses recognized in the consolidated statements of operations. On October 26, 2023, the Company issued 363,194 of Class A common stock, with a fair value of $1,900 at the time of issuance to Analog Devices, Inc., as final settlement for the achievement of the first tranche of the contingent considerations. The fair value of second tranche of the contingent consideration liability was $7 as of December 31, 2023, and is reflected in *Other long-term liabilities* in the consolidated balance sheet as of December 31, 2023.

As of December 31, 2022, the Company finalized the opening net assets acquired and goodwill as follows:

	Preliminary Valuation	Adjustment	Final Valuation
Purchase price — contingent considerations	$ 8,204	$ (368)	$ 7,836
Inventory	2,020	(90)	1,930
Developed technology	6,631	(1,571)	5,060
In-progress research & development	2,170	1,890	4,060
Customer relationships	2,411	2,099	4,510
Backlog	603	(253)	350
Trade name	965	1,625	2,590
Deferred tax liability	(2,935)	1,880	(1,055)
Goodwill	14,267	(5,948)	8,319

Change in the equity-based earn-out was driven by updating the valuation methodology from probability-weighted method to Monte Carlo Simulations analysis. The Company initially used the probability-weighted method to determine the fair value of the equity-based earn out as certain information was not available to conduct the Monte Carlo Simulations analysis.

Changes in fair value of inventory, fixed assets and deferred tax liabilities were a result of gathering additional information during the measurement period. The Company also revised the initial values of intangible assets as a result of switching from utilizing publicly available benchmarking information to determine the fair value of the intangible assets to primarily utilizing an income method based on forecasts of expected future cash flows. As a result, the Company recorded an adjustment to increase the amortization of intangible assets of $271 in the consolidated statement of operations during the three months ended

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

December 31, 2022 that would have been recorded during the first nine months ended September 30, 2022 if the adjustment to the intangible assets had been recognized as of the date of the acquisition.

Four separate developed technologies relating to industrial radar distance sensor, automotive radar sensor, telemetry power unit and legacy products offered by Symeo were identified at the time of the acquisition. Developed technologies were each valued using relief from royalty of the income approach. The selected royalty rate was determined based on an analysis of licensing agreements related to similar technologies and was further adjusted to reflect the maintenance R&D expenses associated with sustaining the technology. The economic useful life for the identified assets range between three years and seven years based on the technology cycle related to each developed technology, as well as the cash flows over the forecast period.

Customer relationships represents the fair value of future projected revenue that will be derived from sales of products to existing customers of Symeo. The fair value was determined by applying the excess earnings method of the income approach. The economic useful life was determined to be ten years.

Backlog relates to various purchase orders in place with Symeo's customers at the time of the acquisition. The fair value was determined by applying the excess earnings method of the income approach. The economic useful life was determined to be two years was determined.

Trade name relates to the "Symeo" trade name. The fair value was determined by applying the relief from royalty of the income approach. The selected royalty rate was determined based on an analysis of licensing agreements related to similar brand names. The economic useful life was determined to be seven years.

The fair value of IPR&D was determined using the relief from royalty of the income approach. The selected royalty rate was determined based on an analysis of licensing agreements related to similar technologies and was further adjusted to reflect the maintenance R&D expenses associated with sustaining the technology. If the development is abandoned in the future, these assets will be expensed in the period of abandonment. If and when the development activities are completed, IPR&D assets will be reclassified to developed technology, management will make a determination of the useful lives and methods of amortization of these assets.

Under both the relief from royalty and multi-period excess earnings methods, the fair value models incorporated estimates of future cash flows, estimates of allocations of certain assets and cash flows, estimates of future growth rates and management's judgment regarding the applicable discount rates to use to discount such estimates of cash flows. Because the estimates and assumptions made by management at the time of the acquisitions are unobservable and significant to the overall fair value measurement of these acquired identifiable intangible assets, the corresponding fair values are classified as Level 3 fair value hierarchy measurements.

indie incurred various acquisition-related costs in 2022, which were primarily legal expenses and recorded as part of the *Selling, General and Administrative* expenses. Total costs incurred is de minimis for the year ended December 31, 2022.

Pro forma financial information for the twelve months ended December 31, 2022 for Symeo is not disclosed as the results are not material to the Company's consolidated financial statements.

4) Inventory, net

Inventory, net consists of the following:

	December 31,	
	2023	2022
Raw materials	$ 7,360	$ 5,718
Work-in-process	12,423	6,846
Finished goods	15,896	2,484
Inventory, gross	35,679	15,048
Less: Inventory reserves	2,538	1,792
Inventory, net	$ 33,141	$ 13,256

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

During the years ended December 31, 2023, 2022 and 2021, the Company recognized write-downs in the value of inventory of $746, $1,563, and $173, respectively.

5) Property and Equipment, Net

Property and equipment, net consists of the following:

	Useful life	December 31, 2023	December 31, 2022
	(in years)		
Production tooling	4	$ 16,428	$ 10,851
Lab equipment	4	12,887	6,382
Office equipment	3 - 7	6,539	4,736
Leasehold improvements	*	1,898	1,216
Construction in progress		3,867	1,763
Property and equipment, gross		41,619	24,948
Less: Accumulated depreciation		14,653	9,119
Property and equipment, net		$ 26,966	$ 15,829

* Leasehold improvements are amortized over the shorter of the remaining lease term or estimated useful life of the leasehold improvement.

The Company recognized depreciation expense of $5,367, $3,168, and $1,198 for the years ended December 31, 2023, 2022 and 2021, respectively.

Fixed assets not yet in service consist primarily of capitalized internal-use software and certain tooling and other equipment that have not been placed into service.

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

6. Intangible Assets, Net

Intangible assets, net consist of the following:

	December 31, 2023				December 31, 2022			
	Weighted average remaining useful life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted average remaining useful life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	6.3	$ 106,512	$ (17,876)	$ 88,636	4.0	$ 22,734	$ (4,993)	$ 17,741
Software licenses	1.0	23,745	(18,828)	4,917	1.5	23,305	(11,514)	11,791
Customer relationships	9.4	41,441	(5,156)	36,285	8.2	17,569	(1,895)	15,674
Intellectual property licenses	0.3	1,911	(1,736)	175	1.0	1,777	(1,716)	61
Trade names	6.0	25,970	(4,311)	21,659	5.5	9,536	(1,466)	8,070
Backlog	1.2	1,570	(700)	870	1.0	366	(175)	191
Effect of exchange rate on gross carrying		(917)	—	(917)		(3,614)	—	(3,614)
Intangible assets with finite lives		200,232	(48,607)	151,625		71,673	(21,759)	49,914
IPR&D		56,508	—	56,508		14,160	—	14,160
Effect of exchange rate on gross carrying		1	—	1		(957)	—	(957)
Total intangible assets with indefinite lives		56,509	—	56,509		13,203	—	13,203
Total intangible assets		$ 256,741	$ (48,607)	$ 208,134		$ 84,876	$ (21,759)	$ 63,117

The Company obtained software licenses, which it uses for its research and development efforts related to its products. In fiscal 2022, the Company obtained additional software licenses. Further, the Company has acquired developed technology, customer relationships, trade names, backlog and IPR&D as a result of business combinations. The change in gross amount of intangible assets is related to the business combination valuations for the Exalos, GEO and Silicon Radar acquisitions during the year ended December 31, 2023. See *Note 3 — Business Combinations* for additional information.

Intangible assets with finite lives are amortized on a straight-line basis over the expected period to be benefited by future cash flows. The Company monitors and assesses these assets for impairment on a periodic basis. For the years ended December 31, 2023, 2022, and 2021, the Company determined that there were no impairment of intangible assets.

Amortization of intangible assets for the years ended December 31, 2023, 2022 and 2021 was $26,481, $11,644, and $4,769, respectively, and is included within *Cost of goods sold, Research and development expenses*, and *Selling, general and administrative expenses* based on their respective nature, in the consolidated statements of operations.

Based on the amount of definite-lived intangible assets subject to amortization as of December 31, 2023, amortization expense for each of the next five fiscal years is expected to be as follows:

2024	$ 28,442
2025	22,675
2026	21,373
2027	18,324
2028	18,063
Thereafter	42,748
Total	$ 151,625

INDIE SEMICONDUCTOR, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except unit and share amounts and per unit and per share amounts)

7) Goodwill

The following table sets forth the carrying amount and activity of goodwill as of December 31, 2023:

	December 31,	
	2023	**2022**
Balance at the beginning of the period	$ 136,463	$ 113,574
Acquisitions (Note 3)	153,447	8,319
Measurement period adjustment for business combinations from prior year	—	24,745
Effect of exchange rate on goodwill	5,186	(10,175)
Balance at the end of the period	$ 295,096	$ 136,463

During the year ended December 31, 2023, the change in goodwill was primarily driven by a $31,967 increase due to the acquisition of Exalos completed during the period, and $112,509 and $8,971 increases due to the acquisitions of GEO and Silicon Radar, respectively, that were completed and finalized during the period, as well as a $5,186 increase in value due to effect of exchange rate on goodwill. See *Note 3 — Business Combinations* for a detailed discussion of goodwill acquired as well as adjustments due to finalization of the business combination valuations.

The change in goodwill during the year ended December 31, 2022, was primarily driven by a $8,319 increase due to the acquisition of Symeo that was completed during the period, a $24,745 increase related to the finalization of business combination valuations for TeraXion and ON Design, and partially offset by a $10,175 decrease in value due to effect of exchange rate on goodwill.

The Company performed an impairment test of its goodwill as of the first day of the fourth fiscal quarter in accordance with its regularly scheduled testing. The results of this test indicated that the Company's goodwill was not impaired. There were no other indicators of impairment noted during the years ended December 31, 2023, 2022 and 2021.

8) Debt

The following table sets forth the components of debt as of December 31, 2023 and 2022:

	December 31,					
	2023			**2022**		
	Principal outstanding	**Unamortized discount and issuance cost**	**Carrying amount**	**Principal outstanding**	**Unamortized discount and issuance cost**	**Carrying amount**
2027 Notes	$ 160,000	$ (4,288)	$ 155,712	$ 160,000	$ (5,258)	$ 154,742
Promissory note, due 2023	—	—	—	10,000	(26)	9,974
CIBC loan, due 2026	3,971	(13)	3,958	5,247	(14)	5,233
Short term loans, due 2023	—	—	—	1,450	—	1,450
Total term loans	163,971	(4,301)	159,670	176,697	(5,298)	171,399
Revolving line of credit	1,171	—	1,171	—	—	—
Total debt	$ 165,142	$ (4,301)	$ 160,841	$ 176,697	$ (5,298)	$ 171,399

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

The outstanding debt as of December 31, 2023 and 2022 is classified in the consolidated balance sheets as follows:

	December 31,	
	2023	2022
Current liabilities – Current debt obligations	$ 4,106	$ 15,700
Noncurrent liabilities – Long-term debt net of current maturities	156,735	155,699
Total debt	$ 160,841	$ 171,399

2027 Notes

On November 16, 2022, the Company entered into a purchase agreement (the "Purchase Agreement" with Goldman Sachs & Co. LLC, as representative of the initial purchasers (collectively the "Initial Purchasers"), pursuant to which the Company agreed to sell $140,000 aggregate principal amount of 4.50% Convertible Senior Notes due 2027 (the "Initial Notes"). The Company also agreed to grant an option, exercisable within the 30-day period immediately following the date of the Purchase Agreement (the "Option") to the Initial Purchasers to purchase all or part of an additional $20,000 aggregate principal amount of 4.50% Convertible Senior Notes due 2027 (the "Additional Notes" and, together with the Initial Notes, the "2027 Notes"). On November 17, 2022, the Initial Purchasers exercised the Option in full, bringing the total aggregate principal amount for the 2027 Notes to $160,000. The sale of the 2027 Notes closed on November 21, 2022. The 2027 Notes were issued pursuant to an Indenture dated November 21, 2022 (the "Indenture"), between the Company and U.S. Bank Trust Company, National Association, as trustee (the "Trustee"). Interest on the 2027 Notes is payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2023. The 2027 Notes will mature on November 15, 2027, unless earlier repurchased, redeemed or converted.

The 2027 Notes will be convertible into cash, shares of the Company's Class A common stock, or a combination of cash and shares of Class A common stock, at the Company's election, at an initial conversion rate of 115.5869 shares of Class A common stock per $1,000 principal amount of the 2027 Notes, which is equivalent to an initial conversion price of approximately $8.65 per share of Class A common stock. The initial conversion price of the Notes represents a premium of approximately 30% over the $6.655 per share last reported sale price of the Class A common stock on The Nasdaq Capital Market on November 16, 2022. The conversion rate will be subject to adjustment upon the occurrence of certain specified events, but will not be adjusted for any accrued and unpaid interest, except under the limited circumstances described in the Indenture. In addition, upon the occurrence of a "Make-Whole Fundamental Change" (as defined in Section 1.01 of the Indenture) prior to the maturity date, or if the Company delivers a notice of redemption, the Company will, in certain circumstances, increase the conversion rate by a number of additional shares of Class A common stock (not to exceed 150.2629 shares of Class A common stock per $1,000 principal amount of the Notes, subject to adjustment in the same manner as the conversion rate) for Notes that are converted in connection with such Make-Whole Fundamental Change or for notes called (or deemed called) for redemption that are converted in connection with such notice of redemption.

The 2027 Notes are convertible at the option of the holders (in whole or in part) at any time prior to the close of business on the business day immediately preceding August 15, 2027 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on December 31, 2022 (and only during such calendar quarter), if the last reported sale price of the Class A common stock for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any five consecutive trading day period (the "measurement period") in which the "Trading Price" (as defined in Section 1.01 of the Indenture) per $1,000 principal amount of Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of Class A common stock and the conversion rate on each such trading day; (3) if the Company calls such Notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date, but only with respect to the Notes called (or deemed called) for redemption; or (4) upon the occurrence of certain corporate events as specified in the Indenture. On or after August 15, 2027 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or a portion of their Notes, in multiples of $1,000 principal amount, at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of Class A common stock or a combination of cash and shares of Class A common stock, at the Company's election, in amounts determined in the manner set forth in the Indenture.

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

The Company may not redeem the 2027 Notes prior to November 20, 2025. indie may redeem for cash all or any portion of the 2027 Notes, at indie's option, on or after November 20, 2025 if the last reported price of indie's Class A common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which indie provides notice of redemption, at a redemption price equal to 100% of the principal amount of the 2027 Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Upon the occurrence of a "Fundamental Change" (as defined in Section 1.01 of the Indenture), subject to certain conditions and certain limited exceptions, holders may require the Company to repurchase for cash all or any portion of their Notes in principal amounts of $1,000 or an integral multiple thereof at a fundamental change repurchase price in cash equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The 2027 Notes are senior unsecured obligations of the Company and rank: (i) senior in right of payment to any indebtedness of the Company that is expressly subordinated in right of payment to the Notes; (ii) equal in right of payment to any unsecured indebtedness of the Company that is not so subordinated; (iii) effectively junior in right of payment to any senior, secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness; and (iv) structurally junior to all indebtedness and other liabilities (including trade payables) of the Company's subsidiaries.

The 2027 Notes have been recorded as long-term debt in its entirety pursuant to ASU 2020-06. The carrying value of the 2027 Notes is presented net of $5,374 of discount and issuance costs, which are amortized to interest expense over the respective terms of these borrowings. As of December 31, 2023 and 2022, the total carrying value of the 2027 Notes, net of unamortized discount, was $155,712 and $154,742, respectively. As of December 31, 2023, the total fair value of the 2027 Notes was $191,648 or 119.78% of the aggregate principal amount of the 2027 Notes. As of December 31, 2022, the total fair value of the 2027 Notes was $157,440 or 98.40% of the aggregate principal amount of the 2027 Notes. The estimated fair values are based on Level 2 inputs as the fair value is based on quoted prices for the Company's debt and comparable instruments in inactive markets. The amortization of the debt discount and cost of issuance resulted in non-cash interest expense of $970 and $116 for the years ended December 31, 2023 and 2022, respectively, and is included in *Interest Expense* in the Company's consolidated statements of operations.

During the year ended December 31, 2022, in connection with the offering of the 2027 Notes, the Company entered into privately negotiated transactions through one of the initial purchasers or its affiliate to repurchase 1,112,524 shares of Class A common stock, at an average cost of $6.65 per share, for approximately $7,404.

PacWest Revolving Line of Credit

The Company entered into a loan and security agreement with Pacific Western Bank ("PacWest") in January 2015, that provided a term loan of up to $10,000 with a maturity date of September 2020. The term loan bore interest equal to the greater of one percent above the prime rate in effect, or 4.5% on outstanding borrowings. In addition, the loan and security agreement provided for a revolving line of credit. The revolving line of credit bore interest equal to the greater of seventy-five basis points above the prime rate in effect, or 4.25%, on outstanding borrowings. The terms of the loan and security agreement have been amended from time to time and was most recently amended on November 5, 2021 as described below. The amendments have, among other things, extended the maturity date of the loan and adjusted the financial covenants' borrowing limits. During 2020, the outstanding balance on the term loan was transferred to the revolving line of credit.

On November 5, 2021, the Company entered into an amendment to the PacWest loan agreement (the "Amended Line of Credit") that (i) increased the maximum borrowing capacity under the revolving line of credit to $20,000, (ii) limited the security interests of the bank to the cash collateral set at 102.5% of the drawn amount of the loan, (iii) removed various reporting and restrictive covenants, (iv) extended the maturity date to November 4, 2022 and (iv) reduced the interest rate to 2.1% per annum. In addition, the amendment required the Company to collateralize a cash balance equal to the total outstanding balance in a cash security account with PacWest. Upon execution of the Amended Line of Credit, the Company repaid the outstanding balance of $1,675 under the original line of credit to this new arrangement.

The Company's borrowings under the Amended Line of Credit were subject to an aggregate borrowing limit of $20,000 as of December 31, 2021. Total borrowings at any given time under the Amended Line of Credit were limited to a percentage of

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

domestic accounts receivables less than 90 days past due and other factors. As of December 31, 2021, there was no outstanding balance on the Amended Line of Credit. On November 9, 2022, the Company terminated the Amended Line of Credit with PacWest and paid a de minimus fee.

TeraXion Revolving Credit

In connection with the acquisition of TeraXion on October 12, 2021, the Company assumed a revolving credit with the Canadian Imperial Bank of Commerce ("CIBC") with a credit limit of CAD9,440 bearing interest at prime rate plus 0.25%, repayable in monthly installments of CAD155 plus interest, maturing in October 2026. The repayment of monthly installments reduces the credit limit over time. CIBC also reserves the right to request full repayment of a portion or all outstanding balances at any time. At December 31, 2023 and 2022, the outstanding principal balance and credit limit of the loan was $3,971 and $5,247 (or CAD5,262 and CAD7,119), respectively.

TeraXion also has an authorized credit facility up to CAD5,000 and CAD7,000 at December 31, 2023 and 2022, respectively, from CIBC, bearing interest at prime rate plus 0.25%. The credit facility permits the Company to request incremental loans in an aggregate principal amount not to exceed the sum of an amount equal to the greater of $7,000 and 100% of TeraXion's EBITDA. This line of credit had an outstanding balance of CAD1,551 (or $1,171) as of December 31, 2023. This line of credit was unused as of December 31, 2022.

Short-Term Loans

Wuxi

On January 19, 2022, Wuxi entered into a short-term loan agreement with CITIC Group Corporation Ltd. ("CITIC") with aggregate principal balance of CNY2,000, or approximately $315, and bearing interest of 3.90% per annum. On June 21, 2022, Wuxi increased its short-term loan principal with CITIC by CNY3,000, or approximately $448, and bearing interest of 3.70% per annum. The principal balance is denominated in Chinese Yuan and the outstanding balance is adjusted for changes in foreign currency exchange rates at each reporting period. As of December 31, 2022, the total outstanding short-term loan with CITIC Group Corporation Ltd. was CNY5,000, or approximately $725.

On October 15, 2020, Wuxi entered into a short-term loan agreement with Bank of Ningbo ("NBCB") with aggregate principal balance of CNY1,000 or approximately $151 and bearing interest of 4.785%. On April 29, 2021, Wuxi increased its short-term loan principal with NBCB by CNY1,000 or approximately $155 to a total principal balance of CNY4,000. On October 14, 2021, the borrowing from October 15, 2020 was fully paid off. On October 18, 2021, Wuxi re-entered into a short-term loan agreement with NBCB for CNY1,000, or approximately $150 and bearing interest of 4.785%. On April 26, 2022, the entire loan balance was paid off, and on April 27, 2022 Wuxi entered into a short-term loan agreement with NBCB with aggregate principal balance of CNY2,000, or approximately $304, and bearing interest of 4.26% per annum. On June 24, 2022, Wuxi increased its principal balance by CNY3,000, or $448, and bearing interest of 3.15% per annum. As of December 31, 2022, the total outstanding short-term loan with NBCB was CNY5,000, or $725.

In January 2023, all short-term loans historically held by Wuxi were paid off.

Symeo Promissory Note

In connection with the Symeo acquisition on January 4, 2022, the Company issued a short-term interest-free promissory note of $10,000, payable upon its maturity of January 31, 2023. As of December 31, 2022, the outstanding principal balance was $10,000 and the carrying value was $9,961. The promissory note was fully repaid on January 31, 2023.

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

The table below sets forth the components of interest expense for the years ended December 31, 2023, 2022 and 2021:

	December 31,		
	2023	2022	2021
Interest expense on the 2027 Notes			
Stated interest at 4.50% per annum	$ 7,200	$ 900	$ —
Amortization of discount and issuance cost	970	116	—
Total interest expense related to the 2027 Notes	8,170	1,016	—
Interest expense on other debt obligations:			
Contractual interest	455	375	1,041
Amortization of discount and issuance cost	25	301	198
Total interest expense related to other debt obligations	480	676	1,239
Total interest expense	$ 8,650	$ 1,692	$ 1,239

The future maturities of the debt obligations are as follows:

2024	$ 5,142
2025	—
2026	—
2027	160,000
2028	—
Total	$ 165,142

9) Warrant Liability

In connection with the June 10, 2021 Transaction, holders of TB2 Class A ordinary shares automatically received Class A common stock of indie, and holders of TB2 warrants automatically received 17,250,000 warrants of indie with substantively identical terms ("Public Warrants"). At the closing of the Transaction, 8,625,000 Class B ordinary shares of TB2 owned by Thunder Bridge Acquisition II LLC, a Delaware limited liability company (the "Sponsor"), automatically converted into 8,625,000 shares of indie Class A common stock, and 8,650,000 private placement warrants held by the Sponsor, each exercisable for one Class A ordinary share of TB2 at $11.50 per share, automatically converted into warrants to purchase one share of indie Class A common stock at $11.50 per share with substantively identical terms (the "Private Placement Warrants"). Also at the Closing, TB2 issued 1,500,000 working capital warrants to an affiliate of the Sponsor in satisfaction of a working capital promissory note of $1,500 (the "Working Capital Warrants" and, together with the Private Placement Warrants, the "Private Warrants"). These Working Capital Warrants had substantially identical terms to the Private Placement Warrants.

The warrants were exercisable only during the period commencing on July 10, 2021 (30 days after the closing of the Transaction) through June 10, 2026. The Company was permitted to redeem the Public Warrants at a price of $0.01 per warrant upon 30 days' notice, only in the event that the last sale price of the Class A common stock was at least $18.00 per share for any 20 trading days within a 30-trading day period ending on the third day prior to the date on which notice of redemption is given, provided there was an effective registration statement and current prospectus in effect with respect to the Class A common stock underlying such warrants during the 30 day redemption period. If the Company redeemed the warrants as described above, management had the option to require all holders to exercise warrants on a "cashless basis."

In accordance with the warrant agreement relating to the Public Warrants, the Company was required to use its best efforts to maintain the effectiveness of the registration statement covering the warrants. If a registration statement was not effective within 90 days following the consummation of a business combination, warrant holders could have, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercised warrants on a cashless basis pursuant to an available exemption from registration under the

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

Securities Act. In the event that a registration statement was not effective at the time of exercise or no exemption is available for a cashless exercise, the holder of such warrant would not be entitled to exercise such warrant for cash and in no event (whether in the case of a registration statement being effective or otherwise) would the Company be required to net cash settle the warrant exercise.

The terms of the Private Warrants were identical to the Public Warrants as described above, except that the Private Warrants are not redeemable so long as they are held by the Sponsor or its permitted transferees.

The Company reviewed the terms of warrants to purchase its Class A common stock to determine whether warrants should be classified as liabilities or stockholders' equity in its consolidated balance sheet. In order for a warrant to be classified as stockholders' equity, the warrant must be (a) indexed to the Company's equity and (b) meet the conditions for equity classification in ASC 815-40, *Derivatives and Hedging – Contracts in an Entity's Own Equity*. If a warrant does not meet the conditions for equity classification, it is carried on the consolidated balance sheet as a warrant liability measured at fair value, with subsequent changes in the fair value of the warrant recorded in the statement of operations as change in fair value of warrants in *Other income (expense), net*. The Company determined that all warrants are required to be carried as a liability in the consolidated balance sheet at fair value, with changes in fair value recorded in the consolidated statement of operations (see *Note 12 — Fair Value Measurements*). At the closing of the Transaction on June 10, 2021, the warrants had an initial fair value of $74,408, which was recorded as liability and a reduction to additional paid in capital in the consolidated balance sheet.

The following table is a summary of the number of shares of the Company's Class A common stock issuable upon exercise of warrants outstanding at June 10, 2021:

	Number of Shares	Exercise Price	Redemption Price	Expiration Date	Classification	Initial Fair Value
Public Warrants	17,250,000	$ 11.50	$ 18.00	June 10, 2026	Liability	$ 42,435
Private Warrants	10,150,000	$ 11.50	N/A	June 10, 2026	Liability	$ 31,973

On September 22, 2023, indie announced the commencement of the Offer and the Consent Solicitation relating to its outstanding Warrants.

The Offer and the Consent Solicitation expired at 11:59 p.m., Eastern Time on October 20, 2023. Upon expiration of the Offer and the Consent Solicitation, 24,658,461 Warrants, or approximately 90% of the outstanding Warrants, were tendered. Subsequently, on November 9, 2023, the Company issued 7,027,517 shares of Class A common stock, or an exchange ratio of 0.285, for the Warrants tendered in the Offer on October 25, 2023. Additionally, the Company received the approval of approximately 89.8% of the outstanding Warrants to amend the warrant agreement governing the Warrants (the "Amendment No. 2"), which exceeded the majority of the outstanding warrants required to effect the Amendment No. 2. This amendment permitted the Company to require that each Warrant that remained outstanding upon settlement of the Exchange Offer to be converted into 0.2565 shares of Class A common stock, which was a ratio 10% less than the exchange ratio applicable to the Exchange Offer.

The Company completed its exchange of the remaining 2,741,426 untendered Warrants on November 9, 2023 through issuance of 703,175 shares of Class A common stock. As a result of the completion of the Exchange Offer and the exchange for the remaining untendered Warrants, the Warrants were suspended from trading on the Nasdaq Capital Market as of the close of business on November 8, 2023, and delisted.

On November 9, 2023, the Warrants were remeasured to their fair value of $38,331 and reclassified per ASC 815-40 to *Additional Paid in Capital* in the consolidated balance sheet. The total change in fair value of a $7,066 net gain since December 31, 2022 was recorded to *Other income (expense), net* in the consolidated statement of operations.

As of December 31, 2023, there was no liability remaining on the balance sheet.

10) Contingent and Earn-Out Liabilities

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

Earn-Out Milestones

Certain of indie's stockholders are entitled to receive up to 10,000,000 earn-out shares of the Company's Class A common stock if the earn-out milestones are met. The earn-out milestones represent two independent criteria, each of which entitles the eligible stockholders to 5,000,000 earn-out shares per milestone met. Each earn-out milestone is considered met if at any time following the Transaction and prior to December 31, 2027, the volume weighted average price of indie's Class A common stock is greater than or equal to $12.50 or $15.00 for any twenty trading days within any thirty-trading day period, respectively. Further, the earn-out milestones are also considered to be met if indie undergoes a Sale. A Sale is defined as the occurrence of any of the following for indie: (i) engage in a "going private" transaction pursuant to Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise cease to be subject to reporting obligations under Sections 13 or 15(d) of the Exchange Act; (ii) Class A common stock ceases to be listed on a national securities exchange, other than for the failure to satisfy minimum listing requirements under applicable stock exchange rules; or (iii) change of ownership (including a merger or consolidation) or approval of a plan for complete liquidation or dissolution.

These earn-out shares had been categorized into two components: (i) those associated with stockholders with vested equity at the closing of the Transaction that will be earned upon achievement of the earn-out milestones (the "Vested Shares") and (ii) those associated with stockholders with unvested equity at the closing of the Transaction that will be earned over the remaining service period with the Company on their unvested equity shares and upon achievement of the Earn-Out Milestones (the "Unvested Shares"). The Vested Shares were classified as liabilities in the consolidated balance sheet and the Unvested Shares are equity-classified share-based compensation to be recognized over time (see *Note 16 — Share-Based Compensation*). The earn-out liability was initially measured at fair value at the closing of the Transaction and subsequently remeasured at the end of each reporting period. The change in fair value of the earn-out liability was recorded as part of *Other income (expense), net* in the consolidated statement of operations.

The estimated fair value of the earn-out liability was determined using a Monte Carlo Simulations analysis that simulated the future path of the Company's stock price over the earn-out period. The assumptions utilized in the calculation are based on the achievement of certain stock price milestones including projected stock price, volatility, and risk-free rate.

Contingent Considerations

On May 13, 2020, in connection with the acquisition of City Semiconductor, Inc. ("City Semi"), the Company recorded contingent consideration as a long-term liability at an initial fair value of $1,180. The contingent consideration is comprised of two tranches. The first tranche is payable, up to a maximum of $500, upon the achievement of cash collection targets within twelve months of the acquisition, and $456 was achieved in May 2021. The second tranche is payable, up to a maximum of $1,500, upon the shipment of a product incorporating the acquired developed technology. In September 2021, the Company paid off the first tranche of the contingent consideration. In April 2023, the Company settled $500 of the $1,500 second tranche through the issuance of 73,311 shares of Class A common stock with a fair value of $608 at the time of issuance. The fair value of the remaining $1,000 second tranche contingent consideration liabilities was $940 as of December 31, 2023.

On October 1, 2021, in connection with the acquisition of ON Design Israel, the Company recorded contingent consideration as a long-term liability at an initial fair value of $4,000. The contingent consideration is comprised of two tranches. The first tranche is payable, up to a maximum of $2,500, upon the achievement of Tapeout of certain product designs acquired from the seller within 30 months of the acquisition. The second tranche is payable, up to a maximum of $5,000, upon indie's achievement of a Design Win related to certain acquired product designs within 36 months of the acquisition. The fair value of the first and second tranche contingent consideration liabilities was $1,817 and $2,222, respectively, and were recorded in *Other long-term liabilities* in the consolidated balance sheet as of December 31, 2021. The change in fair value since the acquisition date is recorded in *Other income (expense), net* in the consolidated statement of operations as of December 31, 2021. During the six months ended June 30, 2022, management determined that the product design specified in the contingent consideration provision would be replaced with a new product design that is better aligned with customer requirements and which will not be eligible for either of the contingent considerations. Accordingly, the fair value for both the Tapeout and Design Win were reduced to zero as of December 31, 2022.

On January 4, 2022, in connection with the acquisition of Symeo, the Company recorded contingent considerations as a current and a long-term liability at an initial fair value of $4,390 and $3,446, respectively. The contingent consideration is comprised of two tranches. The first tranche is payable upon the achievement of a revenue threshold of $5,000 by March 31, 2023. The second tranche is payable upon Symeo's achievement of a revenue threshold of $6,000 by March 31, 2024. On October 26,

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

2023, the Company issued 363,194 of Class A common stock, with a fair value of $1,900 at the time of issuance to Analog Devices, Inc., as final settlement for the achievement of the first tranche of the contingent considerations. The fair value of the second tranche contingent consideration liabilities as of December 31, 2023 was $7. The change in fair value since the acquisition date is recorded in *Other income (expense), net* in the consolidated statement of operations.

On February 21, 2023, in connection with the acquisition of Silicon Radar, the Company recorded contingent considerations as a current and a long-term liability at an initial fair value of $4,155 and $5,085, respectively. The contingent consideration is comprised of two tranches. The first tranche is payable upon the achievement of a revenue threshold of $5,000 for the twelve-month period ending on February 21, 2024. The second tranche is payable upon Silicon Radar's achievement of a revenue threshold of $7,000 for the twelve-month period ending on February 21, 2025. Both tranches are payable in cash or in common stock at indie's discretion. Should indie elect to pay in common stock, the number of shares issuable through a payment in common stock equals to earnout divided by a VWAP for 20 days ending prior to the due date for payment. The fair value of the first and second tranche contingent consideration liabilities as of December 31, 2023 was $2,740 and $3,310, respectively. The change in fair value since the acquisition date is recorded in *Other income (expense), net* in the consolidated statement of operations.

On March 3, 2023, in connection with the acquisition of GEO, the Company recorded contingent considerations as a current and a long-term liability at an initial fair value of $38,828 and $20,452, respectively. The contingent consideration is comprised of two tranches. The first tranche is payable upon the achievement of a revenue threshold of $20,000 for the twelve-month period ending on March 31, 2024. The second tranche is payable upon GEO's achievement of a revenue threshold of $10,000 for the six-month period ending on September 30, 2024. Both tranches are payable in cash or common stock, at indie's election. Number of shares issuable through a payment in common stock equals to earnout value divided by the Earnout Parent Trading Price. Payment in cash will be determined by the number of shares payable multiplied by the Earnout Parent Trading Price. The fair value of the first and second tranche contingent consideration liabilities as of December 31, 2023 was $44,709 and $25,921, respectively. The change in fair value since the acquisition date is recorded in *Other income (expense), net* in the consolidated statement of operations.

On September 18, 2023, in connection with the acquisition of Exalos, the Company recorded contingent considerations as a current and a long-term liability at an initial fair value of $9,341 and $3,884, respectively. The contingent consideration is comprised of two tranches. The first tranche is payable upon the achievement of a revenue threshold of $19,000 for the twelve-month period ending on September 30, 2024. The second tranche is payable upon Exalos' achievement of a revenue threshold of $21,000 for the twelve-month period ending on September 30, 2025. Both tranches are payable in cash or in shares at indie's discretion. The fair value of the first and second tranche contingent consideration liabilities as of December 31, 2023 was $9,593 and $4,012, respectively. The change in fair value since the acquisition date is recorded in *Other income (expense), net* in the consolidated statement of operations.

See *Note 3 — Business Combinations* for additional information.

11) Simple Agreements for Future Equity ("SAFEs")

During the year ended December 31, 2021, the Company entered into SAFEs with existing investors and third-party investors for total proceeds of $25,765. The SAFEs require that the Company issue equity to the SAFE holders in exchange for their investment upon an equity raise of at least $35,000. During April, 2021, the Company entered into SAFEs with a third-party investor for a total purchase amount of $5,000. The SAFEs require that the Company issue equity to the SAFE holders in exchange for their investment upon an equity financing (including a SPAC transaction) with an aggregate purchase price of at least $35,000.

In connection with the closing of the Transaction on June 10, 2021, all SAFEs converted into Class A membership units in ADK LLC, and then into 7,466,891 shares of Class A common stock and 454,077 shares of Class V common stock of indie. At the time of conversion, the SAFEs had a fair value of $86,100, which was valued based on the Company's market close price of $10.87 per share, and was recorded as a reduction of additional paid in capital in the consolidated balance sheet. The change in fair value between the last measurement date and the conversion date was recorded in *Other income (expense), net* in the consolidated statement of operations.

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

12) Fair Value Measurements

The Company's debt instruments are recorded at their carrying values in its consolidated balance sheets, which may differ from their respective fair values. The estimated fair value of the Company's 2027 Notes is based on Level 2 inputs as the fair value is based on quoted prices for the Company's debt (see *Note 8 — Debt* for additional information). The fair values of the Company's short- term loans generally approximated their carrying values.

At December 31, 2023 and 2022, the Company held currency forward contracts with an aggregated notional amount of $12,325 and $3,825, respectively, to sell United States dollars and to buy various foreign currencies such as Canadian dollars and Euro, among others, at a forward rate. Any changes in the fair value of these contracts are recorded in *Other income (expense), net* in the consolidated statement of operations. During the year ended December 31, 2023, the Company recorded a net loss of $848. For the years ended 2022 and 2021 the net gain (loss) were both de minimus.

The following table presents the Company's fair value hierarchy for financial assets and liabilities:

	Fair Value Measurements as of December 31, 2023			
	Level 1	Level 2	Level 3	Total
Liabilities:				
Exalos Contingent consideration — First Tranche	$ —	$ —	$ 9,593	$ 9,593
Exalos contingent Consideration — Second Tranche	$ —	$ —	$ 4,012	$ 4,012
GEO Contingent Consideration — First Tranche	$ —	$ —	$ 44,709	$ 44,709
GEO Contingent Consideration — Second Tranche	$ —	$ —	$ 25,921	$ 25,921
GEO Indemnity Holdback	$ 12,704	$ —	$ —	$ 12,704
Silicon Radar Contingent Consideration — First Tranche	$ —	$ —	$ 2,740	$ 2,740
Silicon Radar Contingent Consideration — Second Tranche	$ —	$ —	$ 3,310	$ 3,310
City Semi Contingent Consideration — Second Tranche	$ —	$ —	$ 940	$ 940
Symeo Contingent Consideration — Second Tranche	$ —	$ —	$ 7	$ 7

	Fair Value Measurements as of December 31, 2022			
	Level 1	Level 2	Level 3	Total
Liabilities:				
Private Placement Warrants	$ —	$ —	$ 17,970	$ 17,970
Public Warrants	$ 27,428	$ —	$ —	$ 27,428
City Semi Contingent Consideration — Second Tranche	$ —	$ —	$ 1,383	$ 1,383
Symeo Contingent Consideration — First Tranche	$ —	$ —	$ 2,000	$ 2,000
Symeo Contingent Consideration — Second Tranche	$ —	$ —	$ 4	$ 4
Symeo Promissory Note	$ —	$ —	$ 9,674	$ 9,674

As of December 31, 2023 and 2022, the Company's cash and cash equivalents were all held in cash or Level 1 instruments where the fair values approximate the carrying values.

Level 3 Disclosures

Warrants

Private Placement Warrants were valued using the Black-Scholes-Merton formula and a Monte Carlo Simulations analysis. Calculating the fair value of warrants requires the input of subjective assumptions. Other reasonable assumptions could provide differing results.

On September 22, 2023, indie announced the commencement of the Offer and the Consent Solicitation relating to its outstanding Warrants. The Company completed its exchange on November 9, 2023. As a result, no further remeasurement is

needed. The total liability as of November 9, 2023 was reclassified to *Additional Paid in Capital* in our consolidated balance sheet.

See *Note 9 — Warrant Liability* for additional information.

Contingent Considerations

Contingent considerations were valued based on the consideration expected to be transferred. The Company estimated the fair value based on a Monte Carlo Simulations analysis to simulate the probability of achievement of various milestones identified within each contingent consideration arrangement, using certain assumptions that require significant judgement and discount rates. The discount rates were based on the estimated cost of debt plus a premium, which included consideration of expected term of the earn-out payment, yield on treasury instruments and an estimated credit rating for the Company.

Because the acquisition related to Exalos occurred relatively recently, and in light of the magnitude of the transactions, the significant information to be obtained and analyzed and the fact that Exalos resides in a foreign jurisdiction, the Company's fair value estimates for the associated contingent considerations were valued based on a probability method as of December 31, 2023.

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

The following table presents the significant unobservable inputs assumed for each of the fair value measurements:

	As of December 31, 2023 Input	As of December 31, 2022 Input
Liabilities:		
Warrants		
Expected volatility	N/A	64.00 %
Exalos Contingent Consideration — First Tranche		
Market yield rate	7.46 %	N/A
Scenario probability	75.00 %	N/A
Exalos Contingent Consideration — Second Tranche		
Market yield rate	7.46 %	N/A
Scenario probability	70.00 %	N/A
GEO Contingent Consideration — First Tranche		
Discount rate	12.60 %	N/A
Volatility	60.00 %	N/A
GEO Contingent Consideration — Second Tranche		
Discount rate	12.60 %	N/A
Volatility	60.00 %	N/A
Silicon Radar Contingent Consideration — First Tranche		
Discount rate	10.79 %	N/A
Volatility	60.00 %	N/A
Silicon Radar Contingent Consideration — Second Tranche		
Discount rate	10.79 %	N/A
Volatility	60.00 %	N/A
City Semi Contingent Consideration — Second Tranche		
Discount rate	12.65 %	12.65 %
Symeo Contingent Consideration — First Tranche		
Discount Rate	N/A	4.73 %
Symeo Contingent Consideration — Second Tranche		
Discount Rate	4.73 %	4.73 %
Symeo Promissory Note		
Discount rate	N/A	3.13 %

13) Stockholders' Equity

Wuxi Capital Raise

On November 29, 2022, the Company entered into and closed an agreement with multiple investors in China, including two of the top four Chinese automotive OEMs, that secured a strategic investment ("Wuxi Capital Raise") through Wuxi indie Microelectronics Ltd. ("Wuxi"), indie's majority controlled subsidiary. The Wuxi Capital Raise provided Wuxi additional funding of CNY300,000 (approximately $42,000) by issuing 371,160 shares from Wuxi, which represents 16% of Wuxi's equity at the time of issuance. The funds raised are intended to promote Wuxi's business development and strengthen its capabilities. Pursuant to the terms of the Agreement, these investors subscribed for the 371,160 shares at CNY808.28 per share. As a result, indie's ownership in Wuxi has reduced from 45% to 38%. As indie continues to control Wuxi's Board of Directors and has the majority of the voting interests, Wuxi's financial results will continue to be consolidated with those of ADK LLC and its other wholly-owned subsidiaries. Minority interests held in Wuxi are accounted for as non-controlling interests in the Company's consolidated financial statements. Among other provisions, this agreement includes certain liquidation preferences for the investors ("Deemed Liquidation Event" or "DLE") as well as an ability to exchange their Wuxi shares for shares of

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

indie's Class A common stock in the event Wuxi does not successfully complete a local initial public offering ("IPO") by December 31, 2027 (the "Conversion"). A Deemed Liquidation Event includes but not limited to (a) a change of control of the Company or its surviving entity in a single, or series of related transactions, or merger, division, reorganization, acquisition, or business integration between the Company and any third parties, excluding any corporate restricting as duly approved pursuant to the AOA; or (b) a sale, transfer or otherwise disposal of the all or substantially all assets of the Company, in a single, or series of related transactions. Upon a DLE prior to IPO, the distribution will be made in cash in order of the liquidation preferences pursuant to the investment agreement for an amount that is the higher of (i) an amount equal to 100% of the applicable original issue price with an annual simple premium of 8% (calculated from the transaction closing date of November 29, 2022 to the date of the Liquidation Event), or (ii) an amount equal to the total liquidation proceeds received by the Company or the shareholders (as the case may be) directly in a Liquidation Event, multiplied by the shareholder's proportionate ownership percentage, plus all accrued or declared but unpaid dividends of such share.

Pursuant to the investment agreement, Wuxi shall use commercially reasonable efforts to meet the conditions for the IPO and list shares by a Chinese or overseas securities trading institutions and consummate an IPO as early as possible if Wuxi is unable to consummate an IPO, indie undertakes to exchange the shares issued in this capital raise for indie's Class A common stock equal to the total capital raised plus a premium of 8% per year (simple interest) between the execution date and December 31, 2027. The total amount is calculated using the exchange rate at the time of the stock exchange and the value of each of Class A common stock is based on the stock price at that time, but the exchange shall not exceed a total of 6,000,000 shares of indie Class A common stock.

Wuxi Equity Incentive Plan Paid-In Capital

In December 2023, employees in Wuxi exercised stock options granted to them through the Wuxi Equity Incentive Plan (the "Wuxi EIP") and paid CNY87,959 (or approximately $12,346) in capital contributions to Wuxi.

The Wuxi EIP was approved by Wuxi's Board of Directors and is a long-term incentive plan under which equity awards may be granted to employees of Wuxi in the form of options to purchase Wuxi common shares at a fixed strike price in the future after certain vesting conditions are met and which are then subject to certain holding conditions ("Options"). Options granted under the Wuxi EIP are equity-classified awards and subject to vest either six years from the grant date or when Wuxi achieves a successful IPO on a local stock exchange, whichever that is later. No compensation cost will be recognized until a qualifying event (i.e., IPO) is deemed probable to occur as these Options are considered to have no value until an IPO becomes probable. Upon occurrence of the qualifying event, the compensation cost will be recognized in full for vested Options. As of December 31, 2023, there was $11,802 of total unrecognized compensation cost related to these Options. These unrecognized compensation costs will be recognized in full when a qualifying event satisfying the in-substance performance condition becomes probable.

Further, per the Wuxi EIP, recipients of the Options should complete all capital contributions and payment of the incentive share price (the "Paid in Capital Contribution") after Wuxi and the intermediary agencies (including securities companies, law firms, and accounting firms) that apply for IPO have reached an IPO application schedule and before the last financial benchmark date of Wuxi's IPO application. The Paid in Capital Contribution is akin to an early exercise. Given that Wuxi has no obligation to return the paid-in capital contribution to the recipient of the award in any event (i.e., an unsuccessful IPO, termination of employment), the Company concludes that the Paid in Capital Contribution made by the recipient is classified into *Additional paid-in capital* on the consolidated balance sheet as of December 31, 2023.

The funds will be used for Wuxi's general corporate purposes.

Stock Repurchase Program

On November 16, 2022, indie's Board of Directors authorized the repurchase, from time to time, of up to $50,000 of indie's Class A common stock and/or warrants to purchase common stock. This is inclusive of any concurrent repurchase of shares of common stock described in *Note 8 — Debt*, under the 2027 Notes, which allows for a portion of net proceeds to be used to repurchase up to $25,000 of common stock. For the year ended December 31, 2022, in connection with the concurrent repurchase, the Company has repurchased 1,112,524 shares of common stock, at an average cost of $6.65 per share, for approximately $7,404. There were no repurchases of common stock for the year ended December 31, 2023. As of December 31, 2023, there is 42,596 available for future repurchase under the program.

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

Post Transaction Stockholders' Equity

In connection with the closing of the Transaction on June 10, 2021, all of the historical members' equity in ADK LLC that was issued and outstanding at the Closing were converted to either Class A or Class V common stock of the Company per its rights and privileges as follows:

	As of June 10, 2021		
Member Units	**Outstanding**	**Class A Common Stock**	**Class V Common Stock**
Class A	1,381,424	12,612,470	25,791,473
Class B	293,221	9,564,150	—
Class C	400,000	11,520,101	—
Class D	236,521	1,568,565	5,806,776
Class E	112,916	1,309,971	2,229,122
Class F	492,110	16,380,782	—
Class G	10,019	278,533	—
Total	2,926,211	53,234,572	33,827,371

Class H units were redeemed for a cash payment of $900.

Pre-Merger Members' Equity

The table and information set forth below reflects information about the historical ADK LLC members' equity immediately prior to the closing as of June 10, 2021 and as of December 31, 2020:

	As of June 10, 2021			As of December 31, 2020		
	Authorized	**Issued**	**Outstanding**	**Authorized**	**Issued**	**Outstanding**
Class A	3,136,518	1,381,424	1,381,424	3,136,518	911,500	911,500
Class B	513,846	367,395	293,221	513,846	367,927	229,732
Class C	400,000	400,000	400,000	400,000	300,000	300,000
Class D	236,521	236,521	236,521	236,521	236,521	236,521
Class E	112,916	112,916	112,916	112,916	112,916	112,916
Class F	492,110	492,110	492,110	492,110	492,110	492,110
Class G	11,482	10,019	10,019	11,482	—	—
Class H	5,000	4,500	4,500	5,000	4,500	4,500
Total	4,908,393	3,004,885	2,930,711	4,908,393	2,425,474	2,287,279

In connection with its formation on February 9, 2007, the Company issued 911,500 Class A units to the four initial members. On December 28, 2012, the Company issued 300,000 Class C units to an investor at an original issue price of $0.01 per unit for total consideration of $3,000.

The Company reserved 185,000 Class A units and 100,000 Class C units in connection with the convertible notes described in *Note 8 — Debt*. These units are not issued or outstanding until conversion of the outstanding principal in accordance with the terms of the notes.

The Fifth Amended and Restated LLC Agreement (the "ADK LLC Operating Agreement") authorized an increase of Class B units from 243,000 units to 513,846 units. The Class B units are profit interests issued to employees, directors, and consultants. See *Note 16 — Share-Based Compensation*.

On July 24, 2015, the Company issued 221,739 Class D units to an investor at an original issue price of $33.82 per unit for cash consideration of approximately $7,215, net of issuance costs of $285. On August 28, 2015, the Company issued an additional 14,782 Class D units to an existing investor at an original issue price of $33.82 per unit for cash consideration of $500.

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

On July 25, 2017, the Company issued 112,916 Class E units to investors at an original issue price of $35.42 per unit for cash consideration of $3,963, net of issuance costs of $37.

The Company issued warrants to purchase Class G units as part of amendments to the terms of debt agreements with Trinity and PacWest, see *Note 8 — Debt*. In connection with entering into the term loan agreement with Trinity in March 2018, the Company issued an aggregate of 6,250 warrants with a strike price of $35.42 to purchase Class G units. In April 2018, as part of an amendment to the loan and security agreement, the Company issued warrants to PacWest to purchase 3,388 Class G units with a strike price of $35.42 (see *Note 20 — Commitments and Contingencies*). On October 1, 2020, in connection with the new loan agreement with Trinity, the Company issued additional warrants to Trinity to purchase 1,844 Class G units at a strike price of $35.42 under the same terms and features as previously issued Class G warrants.

Following the Company's announcement of the Master Transactions Agreement ("MTA"), PacWest issued a letter dated February 3, 2021 to the Company demanding 52,632 warrants in satisfaction of the provisions contained in the August 9, 2017 credit facility amendment. On June 8, 2021, the Company and PacWest entered into a settlement agreement and mutual release where both parties acknowledged and agreed that the original 3,388 warrants issued were in full compliance of the credit facility amendment.

In June 2018, the Company issued 492,110 Class F units to investors at an issue price of $54.87 per unit for cash consideration of $26,790, net of issuance costs of $210.

In May 2020, the Company issued 4,500 Class H units to the owners of City Semi as part of the business combination.

The rights and privileges of the holders of the equity units are as follows:

Liquidation Rights and Distributions with Respect to Liquidity Event Rights

The Company's Operating Agreement outlines the liquidation and other preferential rights granted to holders of Class C, D, E, F, G and H units. These rights include preferential treatment in the case of an extraordinary distribution by the Company to its members (not including any distribution of units), a sale of the Company, a liquidation event or unwind of the Company. The distribution provisions are complex and depend on the amount of proceeds to be distributed. In the scenario where the proceeds are sufficient to return the capital investment of each class and provide greater than another 50% of the capital investment of each class on a participating basis, then Class F as the most senior preference and would be entitled to the amount of the original issue price of the Class F Units, followed by Classes E, D, and C in that order, each in the respective amount of the original issue price of its units, followed by Class H and G up to the original issue price. The remaining amounts available to be distributed are shared among all of the classes of Units (except for Class G) according to their fully diluted percentages. If distribution proceeds are not sufficient to return the capital investment of each class and provide greater than another 50% of the capital investment of each class on a participating basis, then, the Operating Agreement provides numerous distribution waterfalls that are designed to achieve the rights of each class in each scenario based on the specific amount of proceeds. Generally, if a preferred class would receive through a fixed preference of 150% of its capital as compared to 100% of its capital plus its participation in the residual tranche, then the preferred class would receive up to 150% of its capital with no participation. Class A and Class B receive distributions only in the residual tranche to the extent proceeds remain after the preferences.

Conversion Rights

Each unit of Classes C, D, E, F, G and H shall be convertible, at the option of the holder thereof, into such number of fully paid and nonassessable Class A units as is determined by dividing the original issue price for the units of Classes C, D, E, F, G or H as applicable, by the conversion price (original issue price) applicable to such Class C, D, E, F, G and H unit in effect on the conversion date. Additionally, each Class C, D, E, F, G, or H unit shall automatically be converted into Class A units at the Conversion Price applicable to such units of Classes C, D, E, F, G or H immediately upon the Company's sale of its securities in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act in which (i) the public offering per unit price is not less than $180.53 (adjusted for splits and reverse splits and other adjustments of Class F Units) and (ii) the anticipated aggregate offering price is at least $200,000. The conversion price shall be the initial issuance price as adjusted for any antidilution provisions as defined in the operating agreement.

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

Voting Rights

Each Class A unit shall be entitled to one point four seven (1.47) votes per Class A unit. This ratio is revised from time to time to equal (X) divided by (Y), where (X) equals the sum of (i) the Class A units issued to the initial members and their successors and assigns plus (ii) the total number of authorized B units and G units, and (Y) equals the total number of Class A units issued to the initial members and their successors and assigns.

Holders of Class B units shall not be entitled to vote except as otherwise required by law. Each holder of Class C, D, E, and F units shall be entitled one vote per Class A unit into which such Class C, D, E, and F units are convertible. Holders of Class G and H units shall not be entitled to vote except as otherwise required by law or in the event the holders of Class G or H units convert their units to Class A units as in the operating agreement.

14) Noncontrolling Interest

In connection with the closing of the Transaction on June 10, 2021, certain members of ADK LLC (the "ADK Minority Holders") retained an approximate 26% membership interest in ADK LLC. The ADK Minority Holders may from time to time, after December 10, 2021, exchange with indie, such holders' units in ADK LLC for an equal number of shares of indie's Class A common stock. As a result, indie's ownership interest in ADK LLC will increase. The ADK Minority Holders' ownership interests are accounted for as noncontrolling interests in the Company's consolidated financial statements. The Company's ownership of ADK LLC, was approximately 90% and 85% as of December 31, 2023 and 2022, respectively.

In connection with the Transaction, the Company issued to ADK LLC Minority Holders an aggregate of 33,827,371 shares of Class V common stock of indie (the "Class V Holders"). The shares of Class V common stock provides no economic rights in indie to the holder thereof; however, each Class V Holder is entitled to vote with the holders of Class A common stock of indie, with each share of Class V common stock entitling the holder to one (1) vote per share of Class V common stock at the time of such vote (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications). As of December 31, 2023 and 2022, the Company had an aggregate of 18,694,332 and 21,381,476 shares of Class V common stock issued and outstanding, respectively.

ADK LLC held 59% and 55% voting control and 34% and 38% ownership interest in Wuxi as of December 31, 2023 and 2022, respectively. From time to time, Wuxi has sold equity ownership and the transactions have reduced ADK LLC's controlling interest in Wuxi on the consolidated balance sheets. As of December 31, 2023, ADK LLC maintained its controlling ownership in Wuxi. Accordingly, Wuxi's financial statements are consolidated with those of ADK LLC and its other wholly-owned subsidiaries. Minority interests held in Wuxi are accounted for as non-controlling interests in the Company's consolidated financial statements.

15) Revenue

Disaggregation of Revenue

The Company disaggregates revenue from contracts with customers by geographic region, as the Company's management believes it best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

The following tables present revenue disaggregated by geography of the customer's shipping location for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,		
	2023	**2022**	**2021**
United States	$ 53,558	$ 39,915	$ 11,313
Greater China	101,323	43,969	25,973
Europe	36,042	16,713	4,928
South Korea	18,768	3,728	1,006
Rest of North America	8,475	4,788	3,798
Rest of Asia Pacific	2,949	204	—
South America	2,054	1,480	1,394
Total	$ 223,169	$ 110,797	$ 48,412

Contract Balances

Certain assets or liabilities are recorded depending on the timing of revenue recognition, billings and cash collections on a contract-by-contract basis. Contract liabilities primarily relate to deferred revenue, including advance consideration received from customers for contracts prior to the transfer of control to the customer, and therefore revenue is recognized upon delivery of products and services or as the services are performed.

The following table presents the assets and liabilities associated with the engineering services contracts recorded on the consolidated balance sheet as of December 31, 2023 and 2022:

		December 31,	
	Balance Sheet Classification	**2023**	**2022**
Unbilled revenue	Prepaid expenses and other current assets	$ 8,506	$ 3,623
Contract liabilities	Accrued expenses and other current liabilities	$ 2,473	$ 1,739

During the year ended December 31, 2023, 2022 and 2021, the Company recognized $1,734, $1,253, and $1,665, respectively, of revenue related to amounts that were previously included in deferred revenue at the beginning of the period. Deferred revenue fluctuates over time due to changes in the timing of payments received from customers and revenue recognized for services provided.

Revenue related to remaining performance obligations represents the amount of contracted development arrangements that has not been recognized, which includes deferred revenue on the consolidated balance sheet and unbilled amounts that will be recognized as revenue in future periods. As of December 31, 2023, the amount of performance obligations that have not been recognized as revenue was $10,471, of which approximately 99% is expected to be recognized as revenue over the next twelve months and the remainder thereafter. This amount excludes the value of remaining performance obligations for contracts with an original expected length of one year or less. Variable consideration that has been constrained is excluded from the amount of performance obligations that have not been recognized.

Concentrations

As identified below, some of our customers accounted for more than 10% of the Company's total revenue for the years ended December 31, 2023, 2022 and 2021:

	December 31,		
	2023	**2022**	**2021**
Customer A	14.8 %	36.9 %	39.0 %

The loss of this customer would have a material impact on the Company's consolidated financial results.

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

The largest customer represented 19% and 38% of accounts receivable as of December 31, 2023 and 2022, respectively. No other individual customer represented more than 10% of accounts receivable at either December 31, 2023 or 2022.

16) Share-Based Compensation

At the closing of the Transaction on June 10, 2021, ADK LLC's share-based compensation awards (as such terms are defined below) were converted into equity in indie at the Exchange Ratio of 27.80. Share and per share information below have been converted from historical disclosure based on the Exchange Ratio.

2021 Omnibus Equity Incentive Plan

The Company's Board of Directors adopted the indie Semiconductor, Inc. 2021 Omnibus Equity Incentive Plan (the "2021 Plan") effective June 10, 2021, which provides for the granting of nonqualified stock options, incentive stock options, restricted stock awards, stock appreciation rights, performance stock awards, unrestricted stock awards, distribution equivalent rights or any combination of the foregoing to employees and directors for a total of 10,368,750 shares. On June 22, 2022, the Company's Board of Directors and shareholders approved an increase of shares by 10,500,000 to a total of 20,868,750 shares. On June 21, 2023, the Company's Board of Directors and shareholders approved an amendment to the 2021 Omnibus Equity Incentive Plan to increase the number of shares of Class A common stock reserved for issuance thereunder by 7,000,000 shares, to a total of 27,868,750 shares. The primary purpose of the 2021 Plan is to enhance the Company's ability to attract, motivate and retain the services of qualified employees, officers and directors.

The Company accounts for share-based compensation arrangements with employees and non-employees in accordance with ASC 718-10, *Compensation — Stock Compensation,* which requires the Company to account for the compensation expense related to all equity awards on a fair value based method. Further, the Company treats equity awards with multiple vesting tranches as a single award for expense attribution purposes and recognize compensation expense on a straight-line basis over the required service vesting period of the entire award.

As of December 31, 2023, there were 6,755,699 award units available for future grant under the 2021 Plan.

Employee Equity Purchase Program

Effective July 1, 2023, certain of the Company's Board of Directors elected to receive up to 100% of their director and chair cash retainers in the form of a quarterly fully-vested stock award of the Company's Class A common stock. On August 17, 2023, the Company's Board of Directors approved the launch of an Employee Equity Purchase Program (the "EEPP"), which allows (i) the Company's Section 16 officers to make quarterly elections to receive up to 50% of their cash base salary in the form of a quarterly fully-vested stock award of Company's Class A common stock; and (ii) its non-Section 16 officer employees to make semi-annual elections to receive up to 25% of their cash base salary in the form of a monthly fully-vested stock award of Company's Class A common stock. As part of the program incentive, the non-Section 16 officer employees receive additional benefits such as a premium via an exchange ratio of 1.15 cash to stock and a conversion price equal to the lower of (x) the first trading day of the plan period or (y) the award vesting date. Any awards issued under the EEPP are granted through the 2021 Plan. Shares granted under EEPP for the Company's Section 16 officers are liability-classified awards and the fair value of the awards is equal to the deferred salary amount. Shares granted under EEPP for non-Section 16 officers are equity-classified awards and the fair value of the awards is estimated through the Black-Scholes option pricing model.

The EEPP commenced its first plan period on August 16, 2023 for the Section 16 officers and on September 1, 2023 for the employees. For the year ended December 31, 2023, the Company incurred $4,099 in share-based compensation expense associated with this program.

2023 Employment Inducement Incentive Plan

On March 22, 2023, the Company's Board of Directors approved the indie Semiconductor, Inc. 2023 Inducement Incentive Plan (the "2023 Inducement Plan"), which became effective on such date without stockholder approval pursuant to Rule 5635(c)(4) of The Nasdaq Stock Market LLC listing rules ("Rule 5635(c)(4)"). The 2023 Inducement Plan provides for the grant of nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock units and other stock- or performance-based awards. In accordance with Rule 5635(c)(4), awards under the 2023 Inducement Plan may only be made to a newly hired employee who has not previously been a member of indie's Board of Directors, or an employee who is being

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

rehired following a bona fide period of non-employment by indie as a material inducement to the employee's entering into employment with the Company. A total of 2,000,000 shares of Class A common stock were reserved for issuance under the 2023 Inducement Plan. On June 21, 2023, the Company's Board of Directors approved an additional 4,000,000 shares of Class A common stock to be reserved for issuance under the 2023 Inducement Plan, or a total of 6,000,000 shares. To the extent that an award lapses, expires, is cancelled, is terminated, unexercised or ceases to be exercisable for any reason, or the rights of its recipient terminate, any shares subject to such award shall again be available for the grant of a new award under the 2023 Inducement Plan.

As of December 31, 2023, there were 4,288,027 Class A common stock shares available for future grant under the 2023 Inducement Plan. For the year ended December 31, 2023, the Company incurred $3,730 in share-based compensation expense associated with this program.

Since inception of the 2021 Plan and 2023 Inducement Plan, equity awards granted are primarily all in the form of restrictive stock units ("RSU"). These RSUs primarily have a four-year vesting schedule and vests annually in equal installments. The grant date fair value of RSUs issued per the 2021 Plan and 2023 Inducement Plan was valued based on the value of indie's common stock on the date of grant. The RSUs are equity classified. Occasionally, the Company may grant equity awards in the forms of options or equity awards with either market condition ("MSU") or performance conditions ("PSU") through either plan. Options typically have a four-year vesting schedule in equal annual installments and a ten-year term from the original grant date. The grant date fair value of Options issued was valued based on a Black-Scholes model at the time of the grant. Vesting for both the MSUs and PSUs require the award recipients' continuous service with the Company and achievement of predetermined milestones. The grant date fair value of PSUs was based on the value of indie's common stock on the date of grant. The grant date fair value of MSUs was determined using the Monte Carlo Simulations analysis.

Historical Profit Interests

Historically, per the ADK LLC Operating Agreement, ADK LLC issued Class B units ("Profits Interests" or "Class B units") to employees, directors and consultants. Class B units entitle the holders of such units to a share of ADK LLC's profits and distributions of ADK's assets to the extent their capital accounts are positive. Holders of Class B units do not have voting rights except to the extent required by law.

The Board of Directors authorized 14,284,919 shares (or 513,846 units prior to the exchange) for grant under the ADK LLC Operating Agreement. The Class B units generally have a four-year vesting schedule, in which 25% of units vest after 12 months and the remaining 75% vest monthly over the following three-year period. Upon the consummation of the Transaction, the Class B units were converted into Class A common stock at the Exchange Ratio of 27.80. Any unvested shares will continue to vest over time following their original contractual terms. No additional profit interests were granted post the consummation of the Transaction.

The Profit Interests are equity-classified awards that operate substantially the same as an RSU. The consummation of the Transaction is considered to be a qualifying liquidation event, such that all historically vested units are now considered to have value. As a result, the unrecognized compensation costs through the consummation date of the Transaction were recognized in full as a change of control satisfying the in-substance performance condition became probable. No compensation cost was recognized historically until the closing of the Transaction.

Phantom Units

On January 29, 2021, indie issued Phantom Units that give employees rights to receive, upon vesting, either 1,751,360 shares of Class A common stock (or 62,998 Phantom Units prior to giving effect to the Exchange Ratio) or the equivalent in cash at the election of indie (the "Phantom Units"). These Phantom Units had a grant date fair value of $6.83 per share of Class A common stock. The Phantom Units generally have a four-year vesting schedule, in which 25% of units vest after 12 months and the remaining 75% vest monthly over the following three-year period. Certain awards vest based on specific performance conditions. Notwithstanding the foregoing, no Phantom Units vested until December 10, 2021.

These Phantom Units are equity-classified awards that operate substantially the same as an RSU. The grant date fair value of the Phantom Units was determined by dividing the expected equity value of the Company upon the Transaction by the Company's expected capitalization structure at the time of the grant. No compensation cost was recognized historically until the closing of the Transaction.

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

Unvested Earn-out Shares

A portion of the earn-out shares were issued to individuals with unvested equity awards. While the payout of these shares requires achievement of the earn-out milestones, the individuals are required to complete the remaining service period associated with these unvested equity awards to be eligible to receive the earn-out shares. As a result, these unvested earn-out shares are equity-classified awards that operate substantially the same as an RSU. The aggregated grant date fair value of these shares totaled $3,919 (or $9.20 per share). The grant date fair value of the earn-out shares was valued based on the fair value of the earn-out liability at inception divided by total shares subject to the earn-out liability.

Stock compensation expense is recorded in cost of goods sold, research and development and general and administrative expenses based on the classification of the work performed by the grantees.

The following table sets forth the share-based compensation for the periods presented:

	December 31,		
	2023	2022	2021
Cost of goods sold	$ 363	$ 149	$ —
Research and development	25,750	28,325	9,721
Selling, general, and administrative	17,597	13,411	13,184
Total	$ 43,710	$ 41,885	$ 22,905

Total stock compensation expense for the year ended December 31, 2022 above included an accrual of $6,600, that represents awards issuable upon distribution of the Company's annual incentive plan. There was no accrual for distribution of the Company's annual incentive plan for the years ended December 31, 2023 and 2021, respectively.

The following table sets forth the changes in the Company's outstanding 2021 Omnibus Equity Incentive Plan non-option awards for the years ended December 31, 2023 and 2022:

	Number of Shares	Weighted average grant date fair value	Shares Retained to Cover Statutory Minimum
Nonvested shares as of December 31, 2021	6,671,507	$ 7.79	
Granted	6,610,213	$ 7.81	
Vested	(3,594,696)	$ 7.51	—
Forfeited	(436,667)	$ 10.46	
Nonvested shares as of December 31, 2022	9,250,357	$ 8.52	
Granted	9,932,545	$ 6.12	
Vested	(4,630,999)	$ 8.40	—
Forfeited	(898,957)	$ 8.26	
Nonvested shares as of December 31, 2023	13,652,946	$ 6.80	

As of December 31, 2023 there was $69,331 of total unrecognized compensation costs related to all nonvested shares, which is expected to be recognized over a weighted-average remaining vesting period of 2.6 years.

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

The following table sets forth the changes in the Company's outstanding 2023 Inducement Plan non-option awards for the year ended December 31, 2023:

	Number of Shares	Weighted average grant date fair value	Shares Retained to Cover Statutory Minimum
Nonvested shares as of December 31, 2022	—	$ —	
Granted	1,840,023	$ 9.04	
Vested	(97,510)	$ 9.53	—
Forfeited	(128,050)	$ 9.53	
Nonvested shares as of December 31, 2023	1,614,463	$ 8.97	

There were no awards granted or outstanding for the year ended December 31, 2022 or prior.

As of December 31, 2023 there was $11,814 of total unrecognized compensation costs related to all nonvested shares, which is expected to be recognized over a weighted-average remaining vesting period of 2.9 years.

The following table sets forth the changes in the Company's outstanding options in the 2021 Plan for the years ended December 31, 2023 and 2022:

	Options	Weighted-average exercise price	Weighted-average remaining contractual term (years)	Aggregate intrinsic value
Outstanding at December 31, 2021	—	$ —		$ —
Granted	384,108	$ 10.77		
Exercised	—	$ —		
Forfeited or expired	(15,233)	$ 11.69		
Outstanding at December 31, 2022	368,875	$ 10.74	9.07	$ —
Granted	—	$ —		
Exercised	—	$ —		
Forfeited or expired	(50,667)	$ 11.69		
Outstanding at December 31, 2023	318,208	$ 10.58	8.08	$ —
Exercisable at December 31, 2023	79,546	$ 10.58	8.08	$ —
Vested or expected to vest	79,546	$ 10.58	8.08	$ —

There were no options granted for the years ended December 31, 2023 or 2021, respectively. There were no options outstanding for the year ended December 31, 2021.

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options. Fair value is estimated at the date of grant for employee options. The following assumptions were used in the Black-Scholes model to calculate the fair value of stock options granted for the years ended December 31, 2022 for the 2021 Plan.

	December 31, 2022
Expected life of options (in years) (1)	6
Dividend yield (2)	— %
Risk-free interest rate (3)	1.35% — 3.39%
Volatility (4)	53.95% — 77.74%

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

(1)The Company opted for simplified method permitted by ASC 718 for companies that offer plain vanilla options and do not have sufficient historical data to provide a reasonable basis to estimate the expected term. Under the simplified term, expected term = ((vesting term + original contractual term) / 2).
(2)The Company has assumed a dividend yield of zero as it has no plans to declare dividends in the foreseeable future.
(3)Risk free rate was obtained from US treasury notes for the expected terms noted as of the valuation date.
(4)Volatility, or the standard deviation of annualized returns, was calculated based on the Company's internal volatility.

The weighted-average grant date fair value per share of options granted during the year ended December 31, 2022 was $5.75.

There were no stock options exercised under the 2021 Plan during the years ended December 31, 2023 and 2022.

As of December 31, 2023, the Company had $923 of unrecognized stock-based compensation expense related to stock options. This cost is expected to be recognized over a weighted-average period of 2.1 years.

There were no options granted under the 2023 Inducement Plan for the year ended December 31, 2023.

TeraXion Option Plan

On October 12, 2021, the Company assumed fully vested TeraXion options, which became exercisable to purchase 1,542,332 shares of indie Class A common stock with a fair value of $17,249 in connection with the acquisition. The options have a 10-year term from the original grant date. The consummation of the TeraXion acquisition is considered to be a qualifying liquidation event per the original option plan, all of the options became fully vested upon the acquisition date. As such, there is no further stock-based compensation expense to be recognized.

The following table sets forth the changes in the Company's outstanding options for the years ended December 31, 2023 and 2022:

	Options	Weighted-average exercise price	Weighted-average remaining contractual term (years)	Aggregate intrinsic value
Outstanding at December 31, 2021	1,450,081	$ 0.20	5.93	$ 17,095
Exercised	(235,144)	$ 0.44		
Forfeited or expired	(893)	$ 0.05		
Outstanding at December 31, 2022	1,214,044	$ 0.16	4.88	$ 6,889
Exercised	(289,364)	$ 0.11		
Forfeited or expired	—	$ —		
Outstanding at December 31, 2023	924,680	$ 0.17	3.82	$ 7,343
Exercisable at December 31, 2023	924,680	$ 0.17	3.82	$ 7,343
Vested or expected to vest	924,680	$ 0.17		$ 7,343

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

17) Net Loss per Common Share

Basic and diluted net loss per common share was calculated as follows:

	Year Ended December 31,		
	2023	2022	2021
Numerator:			
Net loss	$ (128,832)	$ (52,788)	$ (118,607)
Less: Net loss attributable to noncontrolling interest	(11,207)	(9,388)	(30,563)
Net loss attributable to common stockholders — basic	$ (117,625)	$ (43,400)	$ (88,044)
Net loss attributable to common shares — dilutive	$ (117,625)	$ (43,400)	$ (88,044)
Denominator:			
Weighted average shares outstanding—basic	145,188,867	118,660,785	70,012,112
Weighted average common shares outstanding—diluted	145,188,867	118,660,785	70,012,112
Net loss per share attributable to common shares— basic	$ (0.81)	$ (0.37)	$ (1.26)
Net loss per share attributable to common shares— diluted	$ (0.81)	$ (0.37)	$ (1.26)

On June 10, 2021, the Company completed a series of business transactions with TB2 pursuant to the MTA. The Transaction materially impacted the number of shares outstanding. Weighted average shares outstanding in the table above have been retroactively restated to give effect to the reverse recapitalization. See *Note 1 — Nature of Business and Basis of Presentation* for more information regarding the Transaction.

The Company's potentially dilutive securities, which include unvested Class B units, unvested phantom units, unvested restricted stock units, convertible Class V common shares, warrants for Class A units (public and private), unexercised options, earn-out shares, escrow shares, and convertible debt have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. For the years ended December 31, 2023, 2022 and 2021, the weighted average number of shares outstanding used to calculate both basic and diluted net loss per share attributable to common shares is the same because the Company reported a net loss for each of these periods and the effect of inclusion would be antidilutive. The Company excluded the following potential shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to shareholders for the periods indicated as their inclusion would have had an antidilutive effect:

	Year Ended December 31,		
	2023	2022	2021
Unvested Class B units	61,683	746,294	1,612,797
Unvested Phantom units	290,138	647,028	1,188,862
Unvested Restricted stock units	14,915,588	7,857,035	3,869,848
Convertible Class V common shares	18,694,332	21,381,476	30,448,081
Public warrants for the purchase of Class A common shares	—	17,250,000	17,250,000
Private warrants for the purchase of Class A common shares	—	10,150,000	10,150,000
Unexercised options	223,753	349,006	—
Earn-out Shares	5,000,000	5,000,000	10,000,000
Escrow Shares	1,725,000	1,725,000	1,725,000
Convertible debt into Class A common shares	18,497,110	18,497,110	—
	59,407,604	83,602,949	76,244,588

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

18) Income Taxes

The components of loss before income taxes for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Year Ended December 31,		
	2023	2022	2021
United States	$ (140,371)	$ (49,948)	$ (117,761)
Foreign	7,005	(3,875)	(1,173)
Total	$ (133,366)	$ (53,823)	$ (118,934)

The components of the provision for income taxes for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Year Ended December 31,		
	2023	2022	2021
Current expense:			
Federal	$ 96	$ —	$ —
State	23	224	8
Foreign	766	818	181
Total current expense:	$ 885	$ 1,042	$ 189
Deferred expense:			
Federal	$ (2,000)	$ —	$ —
State	(5)	—	—
Foreign	(3,414)	(2,077)	(516)
Total deferred expense:	$ (5,419)	$ (2,077)	$ (516)
Total income tax benefit	$ (4,534)	$ (1,035)	$ (327)

The components of deferred tax assets (liabilities) as of December 31, 2023 and 2022 are as follows:

	December 31,	
	2023	2022
Investment in Ay Dee Kay, LLC	44,922	58,039
Net operating loss ("NOL") carryforwards	57,289	13,458
Capitalized research and experimentation	4,232	—
Tax credits	5,374	—
Other deferred tax assets	$ 1,783	$ 116
Total deferred tax assets before valuation allowance	113,600	71,613
Valuation allowance	(109,701)	(70,040)
Deferred tax assets – net of valuation allowance	3,899	1,573
Other deferred tax liabilities	$ (1,214)	$ (104)
Intangibles	(16,381)	(9,292)
Total deferred tax liabilities	(17,595)	(9,396)
Net deferred tax liabilities	$ (13,696)	$ (7,823)

Subsequent to the issuance of the financial statements for the year ended December 31, 2022, the Company identified a misstatement in the disclosure of the deferred tax asset for the Investment in Ay Dee Kay, LLC and the corresponding valuation allowance in the amount of $13,925 as of December 31, 2022, which has been corrected in the deferred taxes table and valuation allowance roll forward above. There is no impact to the consolidated financial statements as of or for the year ended

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

December 31, 2022. The Company evaluated this adjustment both qualitatively and quantitatively and has concluded that this adjustment is immaterial to all impacted periods.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2023 and 2022, are as follows:

	2023	2022
Valuation Allowance as on January 1st	$ 70,040	$ 53,430
Increases recorded to tax provision	15,244	16,610
Increases recorded to goodwill	26,040	—
Decreases recorded as a benefit to income tax provision	(1,623)	—
Valuation Allowance as on December 31st	$ 109,701	$ 70,040

As of December 31, 2023, the Company has $56,090 of deferred tax assets in domestic NOLs, which was primarily related to U.S. Federal NOLs of $51,452. The U.S. Federal NOLs are comprised of NOLs with an indefinite carry-forward pursuant to the Tax Cuts and Jobs Act of 2017, and NOLs that will begin to expire if not utilized by 2029. The Company also recorded $3,256 of California NOLs, which have a carry-forward period of 20 years, and will begin to expire if not utilized by 2041. The Company also has $2,968 of NOLs in China which have a 5-year carry-forward period and $6,179 of NOLs in Germany which have an indefinite carryforward period and are subject to annual change-of-control utilization limitations, $3,269 federal NOLs in Canada which have a 20-year carry-forward period, and $664 NOLs in Quebec which also have a 20-year carry-forward period.

In evaluating its ability to realize its net deferred tax assets, the Company considered all available positive and negative evidence, such as past operating results, forecasted earnings, prudent and feasible tax planning strategies, and the future realization of the tax benefits of existing temporary differences in accordance with the relevant accounting guidance under ASC 740. Based on forecasted earnings, the Company does not reasonably anticipate future taxable income in the U.S. jurisdiction. Further, when considering its history of generating net operating losses, management concluded that it is more likely than not that the Company's domestic deferred assets will not be realized and continues to maintain a full valuation allowance for U.S. domestic deferred tax assets as of December 31, 2023.

The Company evaluated its historical valuation allowance on China operations conducted through Wuxi and its subsidiaries as of December 31, 2023. Due to the financial results achieved by China operations in 2023 and the forecasted future taxable income, the Company has released the valuation allowance on Wuxi and its subsidiaries. This resulted in a $1,623 deferred tax benefit for the year ended December 31, 2023. In other jurisdictions, the Company has a net deferred tax liability position and anticipates using the existing deferred tax liability as a source of income to realize existing deferred tax assets.

The Company does not provide for foreign income and withholding, U.S. Federal, or state income taxes expense or tax benefits for the difference between the financial reporting basis over the tax basis of its investments in foreign subsidiaries to the extent such amounts are indefinitely reinvested to support operations and continued growth plans outside the U.S. The Company reviews its indefinite reinvestment assertion on a quarterly basis and evaluates its plans for reinvestment. This includes a review of the Company's ability to control repatriation, its ability to mobilize funds without triggering basis differences, and the profitability of U.S. operations, their cash requirements and the need, if any, to repatriate funds. If the Company's intent and ability with respect to reinvestment of earnings of non-U.S. subsidiaries changes, deferred U.S. income taxes, foreign income taxes, and foreign withholding taxes may have to be accrued. For the year ended December 31, 2023, the Company intends to indefinitely reinvest earnings and profits, and has not recorded a deferred tax liability.

The Company files a federal income tax return and various state income tax returns in the United States. However, ADK LLC will continue to file a partnership return as it has historically and ADK LLC tax returns for years 2012-2022 remain open to examination by the IRS, and tax years 2019-2022 remain open to California State Tax examination.

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

A reconciliation of the federal statutory income tax rate to the effective tax rate for the years ended December 31, 2023, 2022 and 2021 are as follows:

	December 31,		
	2023	2022	2021
Income tax provision at U.S. statutory federal rate	$ (27,721)	$ (11,286)	$ (25,509)
State income tax provision, net of federal income tax effect	(1,216)	(5)	(5,891)
Foreign rate differential	(2,445)	(250)	22
Noncontrolling interest	4,858	1,844	6,764
Change in valuation allowance	19,511	6,728	24,150
Research and other tax credits	—	—	(270)
Section 162(m) addback on executive compensation	565	542	404
GILTI inclusion, net	2,881	1,301	—
Other	(967)	91	3
Provision for income taxes	$ (4,534)	$ (1,035)	$ (327)

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations for the jurisdictions in which it operates or does business in. A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Company records tax positions as liabilities and adjusts these liabilities when its judgement changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the recognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. As of December 31, 2023, the Company has not recorded any uncertain tax positions in its financial statements.

The Company records interest and penalties related to unrecognized tax benefits in provision of income taxes. As of December 31, 2023, no accrued interest or penalties are recorded in the consolidated balance sheets, and the Company has not recorded any related expenses.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates and is subject to examinations by the various jurisdictions where applicable. There are currently no pending material tax examinations. The Company's tax years are still open under statute from 2020 to 2022 for Federal purposes and from 2019 to 2022 for California. Foreign tax statutes are generally three to five years. The company's significant foreign taxing jurisdiction are Canada, Germany, and China.

The Company is also party to a Tax Receivable Agreement ("TRA"). Following the Transaction, ADK LLC unitholders' exchange of ADK LLC units for indie Class A Common stock are expected to result in increases in the Company's tax basis in its interest in ADK LLC. These increases in tax basis are expected to increase (for tax purposes) depreciation and amortization deductions allocable to the Company, and therefore reduce the amount of tax that the Company would otherwise be required to pay in the future. As a result, the Company has entered into a TRA with certain members of ADK LLC prior to the Transaction. Under the TRA, the Company will be obligated to pay such parties or their permitted assignees 85% of the amount of cash tax savings, if any, in U.S. federal, state, and local taxes that the Company realizes, or is deemed to realize as a result of future tax benefits from increases in tax basis. The TRA liability is accounted for as a contingent liability within accounts payable, accrued expenses and other liabilities on the consolidated balance sheets with amounts accrued when deemed probable and estimable.

19) Leases

The Company's lease arrangements consist primarily of corporate and manufacturing facility agreements. The leases expire at various dates through 2031, some of which include options to extend the lease term. The options with the longest potential total lease term consist of options for extension of up to five years following expiration of the original lease term. All of the leases are operating leases. The Company is headquartered in Aliso Viejo, California and has various research and design centers,

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

sales support offices, and manufacturing facilities throughout the world. The key lease terms for the principal locations are summarized below:

In July 2015, the Company entered into a five-year operating lease for its 14,881 square foot headquarters in Aliso Viejo, California, which is payable monthly with periodic rent adjustments over the lease term. The lease requires a security deposit of $30, which is recorded in other assets on the Company's consolidated balance sheets as well as a tiered, time-based letter of credit that has now reached its lowest tier of $200. Subsequently, the rentable area was expanded to 18,000 square feet and the lease was extended through the end of June 2023. In November 2022, the lease was extended through the end of October 2028 and the letter of credit has been rescinded. Rent expense is approximately $40 per month.

In October 2021, the Company entered into a five-year operating lease for its design center in Austin, Texas. Rent for the associated office is payable monthly with periodic rent adjustments over the lease term, which expires in June 2027. Rent expense is approximately $13 per month.

In May 2021, the Company entered into a seven-year operating lease for a location in Detroit, Michigan, which is payable monthly with periodic rent adjustments over the lease term. The lease will expire in 2028 with an initial monthly rent of approximately $23 per month.

In April 2023, the Company entered into a one-year operating lease for an office in San Jose, California in connection with the acquisition of GEO. Rent for the associated office is payable monthly over the lease term, which expires in June 2024. Rent expense is approximately $69 per month.

In October 2015, the Company entered into a five-year operating lease for its Scotland Design Center in Edinburgh, Scotland, which is payable monthly with periodic rent adjustments over the lease term. The lease expired in October 2020. During 2019, the Company entered into a sub-lease agreement with a third party for the Scotland Design Center facility. Separately, effective January 2020, the Company entered into a lease for a property in Scotland. The lease agreement has a term through June 2024 and monthly rent of approximately $7 per month.

In February 2022, the Company entered into a two-year operating lease for its location in Haifa, Israel. Rent expense is approximately $11 per month.

In August 2023, the Company entered into a ten-year operating lease for an office in Ontario, Canada in connection with the acquisition of GEO. Rent for the associated office is payable monthly with periodic rent adjustments over the lease term, which expires in February 2033. Rent expense is approximately $9 per month.

In October 2021, the Company acquired TeraXion and assumed its existing operating lease for an office building and a warehouse in Quebec City, Canada. Rent for the associated office is payable at approximately $55 per month. The lease will expire on May 31, 2032.

In September 2023, the Company entered into a five-year operating lease for an office in Schlieren, Switzerland in connection with the acquisition of Exalos AG. Rent for the associated office is payable monthly with periodic rent adjustments over the lease term, which expires in February 2028. Rent expense is approximately $14 per month.

In November 2022, the Company entered into an operating lease in Shanghai, China. Rent expense is approximately $14 per month. This lease will expire on January 15, 2026.

In November 2022, the Company entered into a three-year operating lease in Suzhou, China. Rent expense is approximately $6 per month.

The total monthly rent for the remaining locations of the Company around the world is not material.

ASC 842 Adoption

The Company adopted ASC 842 using the modified retrospective method on January 1, 2022. The Company determines if an arrangement is a lease at its inception. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses its estimated incremental borrowing rate in determining the present value of lease payments considering the term of the lease, which is derived from information available at the lease

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

commencement date. The lease term includes renewal options when it is reasonably certain that the option will be exercised, and excludes termination options. To the extent that the Company's agreements have variable lease payments, the Company includes variable lease payments that depend on an index or a rate and excludes those that depend on facts or circumstances occurring after the commencement date, other than the passage of time. Lease expense for these leases is recognized on a straight-line basis over the lease term. The Company has elected the package of practical expedients permitted under the transition guidance, which does not require reassessment of prior conclusions related to contracts containing a lease, lease classification and initial direct lease costs. As an accounting policy election, the Company also excluded short-term leases (term of 12 months or less) from the balance sheet presentation and accounted for non-lease and lease components in a contract as a single lease component for certain asset classes. Effective January 1, 2022, the Company recorded the impact on its consolidated balance sheet from the recognition of ROU asset and lease liability of $10,344.

The Company's facility leases have remaining lease terms ranging from less than one year to seven years, some of which include options to extend the lease term for up to four years.

The table below represents lease-related assets and liabilities recorded on the consolidated balance sheet as of December 31, 2023 and 2022 are as follows:

	Balance Sheet Classification	December 31, 2023	December 31, 2022
Assets			
Operating lease right-of-use assets	Operating lease right-of-use assets	$ 13,790	$ 12,055
Liabilities			
Operating lease liabilities (current)	Accrued expenses and other current liabilities	$ 2,653	$ 1,955
Operating lease liabilities (noncurrent)	Operating lease liabilities	10,850	10,115
Total lease liabilities		$ 13,503	$ 12,070

Lease Costs

The following lease costs were included in the consolidated statements of operations for the years ended December 31, 2023, and 2022 :

	Year ended December 31,	
	2023	2022
Operating lease cost	$ 3,406	$ 2,496
Short-term lease cost	17	124
Variable lease cost	179	174
Total lease cost	$ 3,602	$ 2,794

Supplemental Information

The table below presents supplemental information related to operating leases as of December 31, 2023 and 2022 :

	Year ended December 31,	
	2023	2022
Cash paid for amounts included in the measurement of operating lease liabilities	$ 3,175	$ 2,035
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 3,240	$ 1,660
Weighted average remaining lease term — operating leases	6.06 years	6.90 years
Weighted average discount rate — operating leases	5.99 %	5.42 %

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

Undiscounted Cash Flows

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded on the consolidated balance sheet as December 31, 2023:

2024	$	3,357
2025		2,773
2026		2,303
2027		2,220
2027		1,828
Thereafter		3,560
Total minimum lease payments		16,041
Less imputed interest		(2,538)
Present value of future minimum lease payments		13,503
Less current obligations under leases		(2,653)
Long-term lease obligations	$	10,850

20) Commitments and Contingencies

Litigation

On November 3, 2023, the Company received a demand letter alleging breaches relating to covenants and demanded payments of $7,500 in contingent consideration related to a previously completed business combination. On November 30, 2023, the Company responded to the demand letter, denying that any breach occurred or that the party is entitled to any damages. There have been no further developments on this matter. The Company is unable to make a reasonable estimate of a potential loss, if any, on this matter. The Company intends to continue to vigorously defend against the claims made in the demand letter.

In addition to the foregoing matter, from time to time, the Company may be a party to routine claims or litigation matters that arise in the ordinary course of its business. These may include disputes and lawsuits related to intellectual property, mergers and acquisitions, licensing, contract law, tax, regulatory, distribution arrangements, employee relations and other matters. Periodically, the Company reviews the status of these matters and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and a range of possible losses can be estimated, the Company accrues a liability for the estimated loss. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based only on the best information available at the time. As additional information becomes available, the Company continues to reassess the potential liability related to pending claims and litigation and may revise estimates.

Royalty Agreement

The Company has entered into license agreements to use certain technology in its design and manufacture of its products. The agreements require royalty fees for each semiconductor sold using the licensed technology. Total royalty expense incurred in connection with these contracts during the years ended December 31, 2023, 2022 and 2021 was $3,808, $1,305, and $810, respectively. These expenses are included in cost of goods sold in the consolidated statements of operations. Accrued royalties of $789 and $544 are included in accrued expenses in the Company's consolidated balance sheets as of December 31, 2023 and 2022, respectively.

Tax Distributions

To the extent the Company has funds legally available, the Board of Directors will approve distributions to each member of ADK LLC, prior to March 15 of each year, in an amount per unit that, when added to all other distributions made to such member with respect to the previous calendar year, equals the estimated federal and state income tax liabilities applicable to such member as the result of its, his or her ownership of the units and the associated net taxable income allocated with respect to such units for the previous calendar year. There were no distributions approved by the Board of Directors or paid by the Company during the years ended December 31, 2023 and 2022.

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

21) Supplemental Financial Information

Accrued expenses and other current liabilities consist of the following:

	December 31,	
	2023	2022
Holdbacks and deferred payments for business combination	4,339	—
Operating lease liabilities, current	2,653	1,955
Deferred revenue	2,473	1,739
Accrued taxes	1,672	926
Accrued interest	1,120	900
Accrued royalties	789	544
Other (1)	8,365	4,595
Accrued expenses and other current liabilities	$ 21,411	$ 10,659

(1) Amount represents accruals for various operating expenses such as professional fees, open purchase orders and other estimates that are expected to be paid within the next 12 months.

22. Geographical Information

Long-lived assets include property and equipment, net, which were based on the physical location of the assets as of the end of period presented:

	December 31,	
	2023	2022
United States	$ 9,765	$ 5,357
Canada	4,752	4,931
Germany	4,790	1,435
China	4,437	1,692
Israel	1,457	1,567
Switzerland	1,041	—
Rest of world	724	847
Total	$ 26,966	$ 15,829

23. Subsequent Events

For its consolidated financial statements as of December 31, 2023 and the year then ended, management reviewed and evaluated material subsequent events from the consolidated balance sheet date of December 31, 2023 through February 29, 2024, the date the consolidated financial statements were issued.

(amounts in thousands, except unit and share amounts and per unit and per share amounts)

Kinetic Technologies

On January 25, 2024 (the "Deal Closing Date"), indie and ADK LLC executed an Asset Purchase Agreement (the "APA") to acquire certain R&D personnel, IP and business properties from Kinetic Technologies ("Kinetic"), in support of a custom product development for a North American electric vehicle OEM. The closing consideration consisted of (i) $4,500 in cash as the Initial Cash Consideration, subject to adjustments for the an adjustment holdback amount of $500 and an indemnity holdback amount of $800, (ii) $3,000 of total contingent considerations, payable in cash or Class A common stock, subject to achievement of certain production based milestones 24 months after the Deal Closing Date, and (iii) $2,500 of contingent considerations, payable in cash or Class A common stock, subject to achievement of certain revenue based milestones 12 months after the Deal Closing Date. The purchase price is subject to working capital and other adjustments as provided in the APA. The indemnity holdback amount is payable within five business days after the 18-month anniversary of the Deal Closing Date and is payable in shares of Class A common stock.

The Company expects to account for this transaction as business combinations and is currently evaluating the purchase price allocation. It is not practicable to disclose the preliminary purchase price allocation or unaudited pro forma combined financial information for the transaction, given the short period of time between the acquisition date and the issuance of these consolidated financial statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2023 and based on this evaluation, have concluded that, as a result of the material weaknesses in internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2023.

Per Rules 13a-15(e) and 15d-15(e), the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As of December 31, 2023, our management, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer and oversight of the Board of Directors, conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013) (the "2013 COSO Framework"). Based on this assessment, the following material weaknesses in internal control over financial reporting were identified as of December 31, 2023:

a. **Control Environment**: The Company did not have a sufficient number of trained and experienced personnel with assigned responsibility and accountability for the design, operation and documentation of internal control over financial reporting.

b. **Risk Assessment**: The Company did not have an effective risk assessment process that defined clear financial reporting objectives and identified and evaluated risks, including fraud risks and risks resulting from changes in the external environment and business operations, at a sufficient level of detail to identify all relevant risks of material misstatement across the Company.

c. **Information and Communication:** The Company did not have an effective information and communication process that identified and assessed the sources and controls necessary to ensure the reliability of information used in financial reporting and related controls, and that communicates relevant information about roles and responsibilities for internal control over financial reporting.

d. **Control Activities:** As a consequence of the aforementioned deficiencies, the Company did not have effective general information technology controls and process-level controls across all financial reporting processes.

e. **Monitoring Activities**: The Company also did not have a comprehensive program in place to monitor the effectiveness of the Company's internal control over financial reporting, including the continued appropriateness of control design and level of documentation maintained to support control effectiveness.

The deficiencies above led to certain misstatements which were corrected prior to the issuance of the consolidated financial statements. These deficiencies represent material weaknesses in our internal control over financial reporting as of December 31, 2023 because they create a reasonable possibility that a material misstatement to our consolidated financial statements will not be prevented or detected on a timely basis. Accordingly, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2023.

The Company's independent registered public accounting firm, KPMG LLP, which audited the 2023 consolidated financial statements included in this Form 10-K, has expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting. KPMG LLP's report appears on page 54 of this Form 10-K.

Remediation Efforts to Address the Material Weaknesses

The Company's remediation efforts related to the foregoing material weaknesses, which are largely consistent with the material weaknesses disclosed in the Company's previous report on Form 10-K for the year ended December 31, 2022, are ongoing, and the Company will continue its initiatives to strengthen the Company's internal control environment which will require a substantial effort throughout 2024.

During 2023 we performed a full review of our internal control procedures and continue to take steps to remediate the material weaknesses. We hired one qualified personnel with public company and internal controls experience to increase accountability in our structures, authorities, and responsibilities. We implemented a global risk and compliance tool to establish and monitor internal controls and enhance transparency by enabling real-time monitoring of our internal control over financial reporting. Lastly, we continue to transition our business units to a central enterprise resource planning ("ERP") system capable of automating some of our annual financial reporting processes, enhancing our information technology control environment, and mitigating some of the internal control gaps and limitations that cannot be addressed by current systems. While progress has been made to enhance our internal controls, additional time is required to complete implementation and to assess and ensure the sustainability of any new controls.

To remediate the material weaknesses described above, the Company is pursuing the following remediation steps:

a. **Control Environment**: We will continue to seek, train, and retain individuals who have appropriate skills and experience related to designing operating, and documenting internal controls over financial reporting, coupled with the addition of finance staff to improve the current segregation of roles and responsibilities;

b. **Risk Assessment**: We will continue to refine and enhance our risk assessment process to define clear financial reporting objectives and evaluate the related risks at a sufficient level of detail to identify all relevant risks of material misstatement across the Company.

c. **Information and Communication**: We will continue to migrate our financial reporting locations to the new ERP system. The company-wide initiative will improve the relevance and reliability of our data to support the functioning of internal controls, harmonize our information technology control environment, and mitigate internal control gaps and limitations that cannot be addressed by the current systems;

d. **Control Activities:** We will continue to develop control activities that contribute to the mitigation of risks to support the achievement of objectives to select and develop control activities to address each risk to acceptable levels; and

e. **Monitoring Activities:** We will continue to engage third-party professionals to conduct a comprehensive review and perform ongoing evaluations to ensure the components of internal control over financial reporting are present and functioning in accordance with the 2013 COSO Framework.

We believe that our remediation plan will be sufficient to address the identified material weaknesses and strengthen our internal control over financial reporting. The material weaknesses cannot be considered completely remediated until the applicable controls have operated for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. In addition, it is possible that certain controls the Company plans to implement in 2024 will not have operated for a sufficient period of time in 2024 to test their operating effectiveness as part of the Company's evaluation of internal control over financial reporting as of December 31, 2024 such that remediation of the related control deficiencies may extend to the following year.

As we continue to evaluate and work to improve our internal control over financial reporting, we may determine that additional measures to address control deficiencies or modifications to the remediation plan are necessary. It cannot be assured, however, when we will remediate such material weaknesses, nor can we be certain whether additional actions will be required. Moreover, it cannot be assured that additional material weaknesses will not arise in the future.

Changes in Internal Control over Financial Reporting

As described above under "Remediation Efforts to Address the Material Weaknesses", we are taking actions to remediate the material weaknesses in our internal control over financial reporting. Except as described above, there were no changes in internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud due to inherent limitations of internal controls. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Code of Ethics that applies to our principal financial officers, including our Chief Executive Officer, Chief Financial Officer, controller and other persons performing similar functions. The full text of our Code of Ethics is available on our website at investors.indiesemi.com under "Governance." Our Code of Ethics is a "code of ethics" as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Ethics on our website.

The information required by this Item will be included in our 2024 Proxy Statement, which will be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2023, and is incorporated herein by this reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will be included in our 2024 Proxy Statement, which will be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2023, and is incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNER AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item will be included in our 2024 Proxy Statement, which will be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2023, and is incorporated herein by this reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be included in our 2024 Proxy Statement, which will be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2023, and is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item will be included in our 2024 Proxy Statement, which will be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2023, and is incorporated herein by this reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report:

1. All financial statements:

The following consolidated financial statements of indie Semiconductor, Inc. and subsidiaries are filed as part of this report under Item 8. Financial Statements and Supplementary Data:

	Form 10-K Page No.
Reports of Independent Registered Public Accounting Firm	53
Consolidated Balance Sheets	56
Consolidated Statements of Operations	57
Consolidated Statements of Comprehensive Loss	58
Consolidated Statements of Stockholders' Equity and Noncontrolling Interest	59
Consolidated Statements of Cash Flow	61
Notes to Consolidated Financial Statements	63

2. Financial Statements Schedules:

Schedule II — Valuation and Qualifying Accounts information is included in Note 18 to the consolidated financial statements which are filed as part of this report under Item 8. Financial Statements and Supplementary Data.

All other financial statement schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

3. Exhibits:

Exhibits required to be filed as part of this Report are:

Exhibit No.	Description	Filed Herewith	Incorporated by Reference			
			Form	SEC File No.	Exhibit No.	Filing Date
2.1†	Master Transactions Agreement, dated effective December 14, 2020, by and among Surviving Pubco, Thunder Bridge II, the Merger Subs named therein, indie, the ADK Blocker Group, ADK Service Provider Holdco, and the indie Securityholder Representative named therein, and also included as Annex B-1 to the proxy statement/prospectus.		8-K filed by Thunder Bridge Acquisition II, Ltd	001-39022	2.1	12/15/2020
2.2	Amendment to Master Transactions Agreement, dated effective May 3, 2021, by and among Surviving Pubco, Thunder Bridge II, the Merger Subs named therein, indie, the ADK Blocker Group, ADK Service Provider Holdco, and the indie Securityholder Representative named therein (included as Annex B-2 to the proxy statement/prospectus).		Form S-4/A	333-25374	2.2	5/4/2021

119

Exhibit No.	Description	Filed Herewith	Incorporated by Reference			
			Form	SEC File No.	Exhibit No.	Filing Date
2.3†	Share Purchase Agreement, dated as of August 27, 2021, by and among indie, TeraXion, Purchaser and certain stockholders of TeraXion and their ultimate beneficial owners.		8-K	001-40481	2.1	9/2/2021
2.4†	Agreement and Plan of Merger, dated as of February 9, 2023, by and among indie, GEO, Merger Sub and Shareholder Representative Services LLC , as Securityholders' Agent		8-K	001-40481	2.1	2/10/2023
2.5†	Share Sale and Purchase Agreement, dated as of September 18, 2023, by and among indie, indie UK. and the Securityholders.		8-K	001-40481	2.1	9/18/2023
3.1	Amended and Restated Certificate of Incorporation of indie Semiconductor, Inc., filed with the Secretary of State of Delaware on June 22, 2023.		8-K	001-40481	3.1	6/23/2023
3.2	Amended and Restated Bylaws of indie Semiconductor, Inc.		8-K	001-40481	3.2	6/16/2021
4.1	Specimen Common Stock Certificate.		8-K	001-40481	4.1	6/16/2021
4.5	Description of indie Semiconductor, Inc. Capital Stock		10-K	001-40481	4.5	3/28/2023
4.6	Indenture, dated as of November 21, 2022, between indie Semiconductor, Inc. and U.S. Bank Trust Company, National Association, as trustee.		8-K	001-40481	4.1	11/21/2022
4.7	Form of 4.500% Convertible Senior Notes due 2027 (included as Exhibit A in Exhibit 4.6).		8-K	001-40481	4.2	11/21/2022
10.1	Eighth Amended and Restated Limited Liability Company Agreement of indie LLC.		8-K	001-40481	10.1	6/16/2021
10.2	Subscription Agreement for the PIPE Investment.		8-K filed by Thunder Bridge Acquisition II, Ltd	001-39022	10.1	12/15/2020
10.3+	indie Semiconductor, Inc. Amended and Restated 2021 Equity Incentive Plan		10-Q	001-40481	10.2	11/14/2022
10.4+	indie Semiconductor, Inc. 2023 Inducement Incentive Plan		10-K	001-40481	10.4	3/28/2023
10.5+	Form of Notice of Restricted Stock Unit Award and Terms and Conditions of Restricted Stock Unit Award (2023 Inducement Incentive Plan)		10-K	001-40481	10.5	3/28/2023
10.6+	Form of Notice of Performance Stock Unit Award and Terms and Conditions of Performance Stock Unit Award		10-K	001-40481	10.6	3/28/2023
10.7+	Form of Notice of Restricted Stock Unit Award and Terms and Conditions of Restricted Stock Unit Award		S-8	333-258907	4.4	8/18/2021

Exhibit No.	Description	Filed Herewith	Incorporated by Reference Form	SEC File No.	Exhibit No.	Filing Date
10.8+	Form of Notice of Restricted Stock Award and Terms and Conditions of Restricted Stock Award		S-8	333-258907	4.5	8/18/2021
10.9+	Form of Notice of Stock Option Grant and Terms and Conditions of Stock Option		S-8	333-258907	4.6	8/18/2021
10.10+	Form of Indemnification Agreement between registrant and certain officers and directors of registrant.		8-K	001-40481	10.4	6/16/2021
10.11	Exchange Agreement, dated June 10, 2021, between registrant and certain indie Equity Holders.		8-K	001-40481	10.5	6/16/2021
10.12	Tax Receivable Agreement, dated June 10, 2021, between registrant and certain indie Equity Holders.		8-K	001-40481	10.6	6/16/2021
10.13	Registration Rights Agreement, dated June 10, 2021, between registrant and certain indie Equity Holders.		8-K	001-40481	10.7	6/16/2021
10.14	Registration Rights Agreement, dated August 8, 2019, between Thunder Bridge II, Sponsor and the holders party thereto.		S-1/A filed by Thunder Bridge Acquisition II, Ltd	333-232688	10.4	7/29/2019
10.15	Sponsor Letter Agreement by and among Thunder Bridge II, Sponsor and indie, dated December 14, 2020.		8-K filed by Thunder Bridge Acquisition II, Ltd	001-39022	10.6	12/15/2020
10.16	Form of Option Settlement Agreement by and among indie, TeraXion, Purchaser and certain holders of options to purchase TeraXion capital stock		8-K	001-40481	2.2	9/2/2021
10.17	Sales Agreement, by and among the Registrant and B. Riley Securities, Inc., Craig-Hallum Capital Group LLC and Roth Capital Partners, LLC dated August 6, 2022		S-3	333-267120	1.2	8/26/2022
10.18+	Form of Employment Agreement		8-K	001-40481	10.1	12/23/2022
10.19	Registration Rights and Lock-Up Agreement, dated as of March 3, 2023, by and among indie, GEO, and the Securityholders' Agent.		8-K	001-40481	10.1	3/3/2023
21.1	List of Subsidiaries of the Company	X				
23.1	Consent of KPMG LLP	X				
24.1	Power of Attorney (included on signature page hereto)	X				
31.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
31.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				

Exhibit No.	Description	Filed Herewith	Incorporated by Reference			
			Form	SEC File No.	Exhibit No.	Filing Date
32	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
97	Incentive Compensation Recoupment Policy	X				
101	Inline XBRL Interactive Data Files formatted in Inline XBRL Pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 31, 2023 and 2022; (ii) Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021; (iii) Consolidated Statements of Other Comprehensive Loss for the years ended December 31, 2023, 2022 and 2021; (iv) Consolidated Statement of Stockholders' Equity for the years ended December 31, 2023, 2022 and 2021; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021; and (vi) Notes to Consolidated Financial Statements.	X				
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	X				

+ Indicates a management or compensatory plan.

† Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Registration S-K. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized on February 29, 2024.

indie Semiconductor, Inc.

By: /s/ Donald McClymont

Name: Donald McClymont

Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Donald McClymont and Thomas Schiller, jointly and severally, his/her attorneys-in-fact, each with the power of substitution, for him/her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Donald McClymont Donald McClymont	Chief Executive Officer and Director *(Principal Executive Officer)*	February 29, 2024
/s/ Thomas Schiller Thomas Schiller	Chief Financial Officer and EVP of Strategy *(Principal Financial Officer)*	February 29, 2024
/s/ Kanwardev Raja Singh Bal Kanwardev Raja Singh Bal	Chief Accounting Officer *(Principal Accounting Officer)*	February 29, 2024
/s/ Ichiro Aoki Ichiro Aoki	President and Director	February 29, 2024
/s/ David Aldrich David Aldrich	Chairman of the Board of Directors	February 29, 2024
/s/ Diane Biagianti Diane Biagianti	Director	February 29, 2024
/s/ Diane Brink Diane Brink	Director	February 29, 2024
/s/ Peter Kight Peter Kight	Director	February 29, 2024
/s/ Karl-Thomas Neumann Karl-Thomas Neumann	Director	February 29, 2024
/s/ Jeffrey Owens Jeffrey Owens	Director	February 29, 2024
/s/ Sonalee Parekh Sonalee Parekh	Director	February 29, 2024

(THIS PAGE INTENTIONALLY LEFT BLANK)

Board of Directors

David Aldrich
Retired Chairman of the Board, Skyworks Solutions, Inc.

Donald McClymont
Chief Executive Officer, indie Semiconductor, Inc.

Dr. Ichiro Aoki
President, indie Semiconductor, Inc.

Diane Biagianti
Senior Vice President, Governance, Glaukos Corporation

Diane Brink
Independent Director, Belden

Peter Kight
Chairman of the Board, Repay

Dr. Karl-Thomas Neumann
CEO and Founder, KTN Investment and Consulting

Jeffrey Owens
Retired Executive Vice President and CTO, Delphi Automotive PLC

Sonalee Parekh
Chief Financial Officer, RingCentral

Senior Management

Donald McClymont
Chief Executive Officer

Dr. Ichiro Aoki
President

Samar Aoun
Vice President, Quality

Chet Babla
Senior Vice President, Strategic Marketing

Kanwardev Raja Singh Bal
Chief Accounting Officer

Joseph Damato
*Executive Vice President and
General Manager, System Solutions*

Mathieu Drolet
*Executive Vice President, indie Semiconductor
President, TeraXion*

Lionel Federspiel
Executive Vice President, Engineering

Phil Felando
Senior Vice President, Global Human Resources

Darshan Gopal
Vice President, Operations Engineering

Dr. Peter Gulden
Executive Vice President, Radar Systems and Software

Paul Hollingworth
Chief of Staff

David Kang
Engineering Fellow

Dr. Scott Kee
Chief Technology Officer

Abhay Rai
Chief Product Officer

Thomas Schiller
Chief Financial Officer and Executive Vice President, Strategy

Vincent Wang
Executive Vice President, Asia Sales and Marketing

Michael Wittmann
Chief Operating Officer

Audrey Wong
Chief Legal Officer

Transfer Agent and Register

Continental Stock Transfer and Trust Company
1 State Street, 30th Floor
New York, NY 10004-1561
(212) 509-4000
www.continentalstock.com

Our transfer agent can help you with a variety of stockholder-related services including change of address, lost stock certificates, stock transfers, account status and other administrative matters.

Investor Relations

You can contact indie's Investor Relations team directly to order an Investor's Kit or to ask investment-oriented questions about indie Semiconductor at:

indie Semiconductor
32 Journey
Aliso Viejo, CA, 92656
(949) 418-8637
ir@indiesemi.com

You can also view this annual report along with other financial-related information and other public filings with the U.S. Securities and Exchange Commission at: www.indiesemi.com.

Independent Registered Public Accountants

KPMG LLP

Executive Offices

indie Semiconductor
32 Journey
Aliso Viejo, CA, 92656
(949) 608-0854

Common Stock

indie Semiconductor common stock is traded on the Nasdaq Global Select Market® under the symbol INDI.

Annual Meeting

The annual meeting of stockholders will be held virtually on June 13, 2024 at 8:00 a.m. Pacific time.



www.indiesemi.com